115 95 10

As furnished to the Securities and Exchange Commission on March 12, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION



Washington, D.C. 20549

Report of Foreign Private Issuer
Dated March 12, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



Credit Suisse Group

Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...   Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......   No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A..

Media Relations
CREDIT SUISSE GROUP
P.O. Box 1
CH-8070 Zurich
Telephone +41-1-333 8844
Fax +41-1-333 8877
e-mail media.relations@csg.ch

PRESS RELEASE

Credit Suisse Group Announces Full Year and Fourth Quarter Results 2001

Reports Net Operating Profit of CHF 4.0 Billion and Net New Assets of CHF 66.4 billion for 2001

Results Consistent with Preliminary Outlook Announced on January 31, 2002

Zurich, March 12, 2002 – **Credit Suisse Group today reported a net operating profit of CHF 4.0 billion in 2001, down 45% versus 2000, excluding exceptional items at Credit Suisse First Boston and the amortization of acquired intangible assets and goodwill. Net profit was CHF 1.6 billion, compared with CHF 5.8 billion (down 73%) in 2000. The Group's asset gathering businesses continued to perform well. Net new assets amounted to CHF 66.4 billion, representing growth of 4.8%. The Group has made progress in reducing personnel costs in all its business units. The Board of Directors will propose a par value reduction of CHF 2 per share — unchanged versus 2000 — in lieu of a dividend to the Annual General Meeting.**

Lukas Mühlemann, Chairman and Chief Executive Officer of Credit Suisse Group, said, "Clearly, the global economic climate made 2001 a challenging year for the Group, as well as for the entire financial services industry. However, our company's fundamentals remain strong and our asset gathering and asset management businesses achieved solid profitability and growth.

"At Credit Suisse First Boston, we made significant progress in enhancing the firm's competitiveness in key financial markets worldwide, although our short-term results were negatively impacted by the difficult markets and some of the measures we took to reduce our cost base. At the same time, Credit Suisse First Boston exceeded initial cost reduction targets and succeeded in improving efficiencies during the year. In 2001, we also achieved progress by exiting non-core businesses, resolving key regulatory issues and substantially strengthening our senior management team.

"We are confident that we will maintain our strong positions in all our core businesses within their respective markets. We're moving aggressively to bring down costs in all our operations and believe that they are well positioned to achieve further growth as economic conditions improve around the world."

Group results

Full year results 2001

Credit Suisse Group reported a **net operating profit** of CHF 4.0 billion for 2001, excluding exceptional items at Credit Suisse First Boston of CHF 1.1 billion (USD 646 million) and the amortization of acquired intangible assets and goodwill. This corresponded to a decline of 45% versus the previous year. **Net profit** for 2001 was down 73% to CHF 1.6 billion. Operating **earnings per share** stood at CHF 3.33, compared with CHF 6.50 the previous year. Earnings per share amounted to CHF 1.33, down 74% on 2000.

Net new assets totaled CHF 66.4 billion in 2001, representing growth of 4.8% of assets under management. Credit Suisse Financial Services contributed CHF 7.9 billion of total net new assets, Credit Suisse Private Banking CHF 33.0 billion, Credit Suisse Asset Management CHF 9.2 billion and Credit Suisse First Boston CHF 16.3 billion. The Group's total **assets under management** stood at CHF 1,425.5 billion as of December 31, 2001, up 2.4% on the year-end 2000 figure.
Operating income increased 5% to stand at CHF 39.2 billion in 2001, as unfavorable market conditions were more than offset by the increased business volume resulting from the acquisition of DLJ. At the same time, the higher cost base following the acquisition of DLJ led to a 20% increase in **operating expenses**, to CHF 30.3 billion. Credit Suisse Group has implemented extensive cost reduction measures. Per capita incentive compensation decreased by an average of 49% at Credit Suisse First Boston.

Operating return on equity stood at 10.0% compared with 21.5% in 2000, while return on equity was 4.1%, versus 17.7% in 2000. Consolidated **shareholders' equity** stood at CHF 38.9 billion as of December 31, 2001, of which BIS tier 1 capital represented CHF 21.2 billion. The consolidated BIS tier 1 ratio stood at 9.5% at end-2001 and the BIS tier 1 ratio for the banking business was 8.8%. Both the banking and insurance businesses remain adequately capitalized.

Fourth quarter results 2001

In the fourth quarter 2001, Credit Suisse Group reported a **net operating profit** of CHF 616 million, excluding the exceptional items at Credit Suisse First Boston and the amortization of acquired intangible assets and goodwill. This compares with a net operating profit of CHF 21 million in the previous quarter and CHF 1.9 billion in the fourth quarter 2000. As previously announced, the Group reported a **net loss** of CHF 830 million for the fourth quarter after taking into account the exceptional items and the amortization of acquired intangible assets and goodwill. This compared with a net loss of CHF 299 million in the third quarter and a net profit of CHF 590 million in the corresponding period of 2000. **Net new assets** in the fourth quarter were CHF 17.9 billion or 1.4% of assets under management, demonstrating continued asset gathering momentum.
Operating income stood at CHF 8.2 billion for the fourth quarter, corresponding to a decline of 6% on the previous quarter and of 23% on the corresponding period of 2000. Fourth quarter **operating expenses** were down 5% to CHF 6.9 billion and personnel-related expenses were down 12% as a result of the Group-wide implementation of cost saving measures. Including exceptional items at Credit Suisse First Boston, fourth quarter costs were down 18% versus the third quarter.

Business unit results

Credit Suisse Financial Services' full year and fourth quarter results 2001 are reported under the unit's old structure, applicable prior to its realignment on January 1, 2002.

Credit Suisse Financial Services performed well in view of the challenging market environment and achieved further growth. Net operating profit stood at CHF 1.4 billion, down 24% versus the previous year. This decrease was primarily attributable to a lower investment return from the insurance units and to higher investments in pan-European wealth management expansion. Excluding pan-European investments, net operating profit stood at CHF 1.7 billion. In the fourth quarter, net operating profit declined 8% quarter-on-quarter to stand at CHF 206 million. Total assets under management increased slightly to CHF 274.2 billion in 2001, despite adverse market conditions.

Credit Suisse Banking reported a net operating profit of CHF 632 million for 2001, down 4% on the previous year. The operating cost/income ratio rose from 64.1% in 2000 to 69.4% in 2001 owing to lower revenues from the securities and wealth management businesses, as well as higher depreciation. Net operating profit declined 25% to CHF 114 million in the fourth quarter. Personnel expenses decreased 14% quarter-on-quarter. Net new assets amounted to CHF 2.8 billion for the full year.

At **Credit Suisse Personal Finance**, continued investments in expansion resulted in a net operating loss of CHF 383 million in 2001 versus a net operating loss of CHF 222 million the previous year. A net operating loss of CHF 97 million was recorded in the fourth quarter. Assets under management totaled CHF 6.6 billion at end-December 2001, representing growth of CHF 0.8 billion or 14% versus end-December 2000. Net new assets amounted to CHF 0.5 billion in the fourth quarter. In addition to the further expansion of operations in Italy, which are progressing well in view of market conditions, Credit Suisse Personal Finance was launched in Germany and Spain in autumn 2001.

Winterthur Insurance recorded a 12% increase in its gross premium volume, to CHF 18.4 billion, in 2001. The underwriting result improved 9% to CHF 1.1 billion thanks to a lower combined ratio. Net operating profit was down 28% to CHF 536 million versus the previous year owing to a 7% decline in investment income as a result of generally weak market conditions and to transaction-related charges of CHF 167 million for the divestment of Winterthur International.

Winterthur Life & Pensions' gross premiums amounted to CHF 17.4 billion in 2001, up 13% compared with 2000, of which 10% represents organic growth. Net operating profit for 2001 was down only 5% to CHF 578 million, despite a significantly lower investment return. Net new assets for 2001 totaled CHF 3.9 billion, versus CHF 2.7 billion in 2000, as a result of organic growth in asset gathering.

Credit Suisse Private Banking posted a healthy net operating profit of CHF 2.3 billion in 2001, despite the challenging market conditions. This corresponded to an 11% decline versus the previous year's strong result. Net operating profit stood at CHF 602 million for the fourth quarter, corresponding to an increase of 17% quarter-on-quarter. Assets under management rose by 2.8% to CHF 469.1 billion in 2001. This solid performance is mainly attributable to CHF 33.0 billion in net new assets, an increase of 76% versus the previous year. In the fourth quarter, net new assets totaled CHF 7.5 billion, up 50% on the third quarter.

Credit Suisse Asset Management recorded a 5% decline in net operating profit to CHF 322 million in 2001. The unit achieved a healthy net operating profit of CHF 139 million in the fourth quarter, following a weaker third quarter. Net new assets totaled CHF 9.2 billion for the full year and CHF 1.9 billion for the fourth quarter. As of December 31, 2001, discretionary assets under management stood at CHF 364.2 billion and total assets under management increased by 4.4% to CHF 508.8 billion.

Credit Suisse First Boston reported a net operating profit of CHF 571 million (USD 338 million) in 2001, excluding exceptional items of CHF 1.1 billion (USD 646 million) and the amortization of acquired intangible assets and goodwill. This represents a decrease of 78% compared with 2000. A net operating loss of CHF 327 million (USD 196 million) was recorded in the fourth quarter, excluding the exceptional items and the amortization of acquired intangible assets and goodwill. This compares with a net operating loss of CHF 204 million (USD 123 million) in the third quarter and a net operating profit of CHF 901 million (USD 527 million) in the fourth quarter 2000. The pre-tax exceptional items are related to the previously announced cost reduction initiatives and to the settlement with the SEC and NASDR regarding their investigations into certain IPO allocation practices. Overall revenues were down 23% quarter-on-quarter in USD terms and operating expenses, excluding exceptional items, decreased 32%. For full year 2001, Credit Suisse First Boston reported a net loss of CHF 1.6 billion (USD 961 million) versus a net profit of CHF 2.4 billion (USD 1.4 billion) in 2000. An extensive restructuring and cost reduction program is well underway and will provide the firm with a significantly lower and more flexible cost base going forward.

Organization

As previously announced, Credit Suisse Group streamlined its organizational structure into two business units – Credit Suisse Financial Services and Credit Suisse First Boston – effective January 1, 2002. This realignment is aimed at exploiting synergies, optimizing client focus, adapting the Group's capacity and cost structure to the current market environment, and increasing productivity. Effective January 1, 2002, the reporting structure of Credit Suisse Financial Services comprises the areas: Private Banking, Corporate & Retail Banking, Life & Pensions and Insurance. The Personal Finance initiative has been included in Private Banking. Credit Suisse First Boston now also includes the Group's asset management business, which will continue to be reported separately.

Effective April 1, 2002, Olivier Steimer, Head of Private Banking International and deputy of the Chief Executive Officer of Credit Suisse Financial Services, and Jeffrey M. Peek, Vice Chairman of Credit Suisse First Boston and Head of the business unit's asset gathering activities, have been appointed Members of the Group Executive Board. Rolf Dörig will assume responsibility for the coordination of all Credit Suisse Group activities in its domestic market as Chairman Switzerland, in addition to his role as Head of Corporate & Retail Banking at Credit Suisse Financial Services. Heinz Roth, Head of Private Banking Switzerland at Credit Suisse Financial Services, has decided to leave the company after 25 years. Credit Suisse Group owes Heinz Roth considerable thanks for his valuable contribution to the development of the company. Alexandre Zeller, currently responsible for Credit Suisse Financial Services' private banking business in French-speaking Switzerland, for clients in other French-speaking countries and Eastern Europe, and in offshore centers, has been appointed his successor.

Proposals to the Annual General Meeting

The Board of Directors will propose a par value reduction of CHF 2 per share – unchanged versus 2000 – in lieu of a dividend to the Annual General Meeting on May 31, 2002. If approved by the Annual General Meeting, this capital reduction will be paid out on August 14, 2002.

Gerald Clark, Vice-Chairman and Chief Investment Officer of Metropolitan Life Insurance, and Vreni Spoerry, Member of the Swiss Council of States, will step down from the Board of Directors at the forthcoming Annual General Meeting. Credit Suisse Group extends its thanks to both retiring Members for their long-standing commitment and valuable contributions to the benefit of the company. The proposed Members of the Board are: Thomas D. Bell, Vice Chairman of the Board, President and Chief Executive Officer of Cousins Properties Inc. and former Chairman of Young & Rubicam; Robert H. Benmosche, Chairman and Chief Executive Officer of Metropolitan Life Insurance; and Ernst Tanner, Chairman and Chief Executive Officer of Lindt & Sprüngli AG.

Outlook

Credit Suisse Group remains cautious in its outlook for 2002 and expects revenue levels at Credit Suisse First Boston to be lower than in 2001 and earnings at Credit Suisse Financial Services not to exceed 2001 levels. Despite the challenging environment, the Group remains confident about its market position across all its core businesses. The Group believes it has implemented appropriate measures to meet current challenges and to capture new growth opportunities.

Enquiries

Credit Suisse Group, Media Relations	Telephone +41 1 333 8844
Credit Suisse Group, Investor Relations	Telephone +41 1 333 4570
Internet	http://www.credit-suisse.com

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. Credit Suisse First Boston, the investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Zurich and London on the SWX Swiss Exchange/virt-x, Frankfurt and Tokyo, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of December 31, 2001, it reported assets under management of CHF 1,425.5 billion.

Cautionary Statement Regarding Forward-Looking Information
This communication may contain projections or other forward-looking statements related to Credit Suisse Group that involve risks and uncertainties. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by Credit Suisse Group with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to market fluctuations and volatility, significant interest rate changes, credit exposures, cross border transactions and foreign exchange fluctuations, impaired liquidity, competition and legal liability. All forward-looking statements are based on information available to Credit Suisse Group on the date of its posting and Credit Suisse Group assumes no obligation to update such statements unless otherwise required by applicable law.

Today's presentations of the results

Speakers

- Lukas Mühlemann, Chairman and Chief Executive Officer of Credit Suisse Group
- Philip K. Ryan, Chief Financial Officer of Credit Suisse Group
- Thomas Wellauer, Chief Executive Officer of Credit Suisse Financial Services
- John J. Mack, Chief Executive Officer of Credit Suisse First Boston

Analysts' presentation, Zurich (English)

- March 12, 2002, 8.00 a.m. CET / 7.00 BST / 2.00 EST, Credit Suisse Forum
- Internet:
  - Live broadcast at **www.credit-suisse.com/results**
  - Video playback available about 3 hours after the event
- Telephone:
  - Live audio dial-in on +41 91 610 4111 (Europe) or +1 412 858 4600 (US), ask for "Credit Suisse Group annual results"; please dial in 10 minutes before the start of the presentation
  - Telephone replay available about 1 hour after the event on +41 91 610 2500 (Europe) or +1 412 858 1440 (US), conference ID 178#

Media conference, Zurich (simultaneous interpreting: German-English / English-German)

- March 12, 2002, 10.00 am CET / 9.00 BST / 4.00 EST, Credit Suisse Forum
- Internet:
  - Live broadcast at **www.credit-suisse.com/results**
  - Video playback available about 3 hours after the event
- Telephone:
  - Live audio dial-in on +41 91 610 4111 (Europe) or +1 412 858 4600 (US), ask for "Credit Suisse Group annual results"; please dial in 10 minutes before the start of the presentation
  - Telephone replay available about 1 hour after the event on +41 91 610 2500 (Europe) or +1 412 858 1440 (US), conference ID 240# (German) or 292# (English)

Combined Analysts' Presentation / Media Conference, London (English)

- March 12, 2002, 16.30 CET / 15.30 BST / 10.30 EST, 20 Columbus Courtyard
- Internet:
  - Live broadcast at **www.credit-suisse.com/results**
  - Video playback available about 3 hours after the event
- Telephone:
  - Live audio dial-in on +44 800 279 2520 (Europe) or +1 800 218 0204 (US), ask for "Credit Suisse Group results"; please dial in 10 minutes before the start of the presentation
  - Telephone replay available about 1 hour after the event on +44 800 026 0020 (Europe), conference ID 118458#, or +1 800 405 2236 (US), conference ID 448044# (available for 30 days).


00010

Statement by Lukas Mühlemann
at the Credit Suisse Group annual and fourth quarter results
press conference on March 12, 2002, in Zurich

I would like to take this opportunity today to say a few words about two issues concerning both our company and me personally that are currently the focus of some discussion.

First, Banco General de Negocios in Argentina. Here I would like to stress that we are not prepared to tolerate certain events which occurred at BGN and which we learnt of in January 2002. We are cooperating with the authorities and are doing everything we can, as a minority shareholder, to help clarify the situation.

Our stake in BGN goes back to 1970. At the time, the former Credit Suisse (SKA), JPMorganChase and Dresdner Bank wanted to strengthen their positions in Latin America and therefore entered into a partnership with José and Carlos Rohm, who had a good reputation and proven track records as bankers. Together, they set up Banco General de Negocios. The three foreign banks each acquired a stake in the share capital, but left the majority voting interest to the Rohm brothers, who were entrusted with the management of the bank.

In 1998, a year after I arrived at Credit Suisse Group, I was asked – as a representative of the Group – to take up a seat on the Board of Directors of BGN. I accepted the mandate. At that time, JPMorganChase was already – and still is – represented on the Board of Directors via its Chairman and CEO; and the Chairman of the Dresdner Management Board also accepted — and currently still holds — the mandate.

BGN has developed over the years to become a small but successful Argentinean bank. Current media reports do not do justice to the bank as a whole and are tainted to some extent by comments by certain factions in Argentina, which, because of the country's severe economic problems, have their own political agenda.

With regard to earlier allegations against BGN, we have never had any substantiated evidence of irregular activities at BGN. Credit Suisse Group – and of course the other foreign shareholder banks – would otherwise have withdrawn from their involvement with BGN.

Following the meeting of the Board of Directors of BGN on January 24, 2002, we obtained information that prompted us to contact the relevant authorities as soon as was possible. Due to the ongoing investigations, I cannot comment further on this. The shareholder banks' confidence in the management of BGN has been shaken, although only the outcome of the current legal investigation in Argentina will show whether there has been any improper conduct. Since we only have limited influence as minority shareholders, the representatives of the foreign shareholder banks immediately tendered their resignations from the Board of Directors. With hindsight, we regret our involvement with BGN and our representation on its Board of Directors.

Now to the issue of corporate governance and my dual mandate as Chairman of the Board of Directors and Chief Executive Officer of Credit Suisse Group.

Credit Suisse Group is committed to the highest standards of corporate governance. The dual mandate is not a matter of principle either for our Board of Directors or for myself. In view of our organizational structure and management situation, we believe that combining the responsibilities of Chairman and CEO is the right management model for our company at the present time. Under our management structure, the company is divided into two major business units with decentralized responsibilities, Credit Suisse Financial Services and Credit Suisse First Boston, headed by CEOs Thomas Wellauer and John Mack respectively. This means that as Chief Executive Officer of Credit Suisse Group, my principal mandate is not the operational running of a business area, but the strategic and financial management of the Group, its risk management, and the monitoring and control of the two business units. These are also the core responsibilities of the Board of Directors. The current arrangement is efficient and contributes significantly to effective cooperation between the Board of Directors and the Executive Board. My dual mandate is therefore very much comparable to the role of an "active" Chairman of the Board. With a Lead Independent Director and two Board Committees – the Audit Committee and the Compensation and Appointments Committee, made up exclusively of independent members of the Board of Directors – we are fulfilling the requirements of efficient business management and monitoring in line with the practices of good corporate governance.

CREDIT SUISSE | GROUP

FINANCIAL REPORT

OF CREDIT SUISSE GROUP AS OF DECEMBER 31, 2001

Financial Report



Consolidated income statement

in CHF m	Notes	2001	2000	1999	Change from 2000 in %
Interest and discount income	8	**28,687**	30,181	19,380	(5)
Interest and dividend income from trading portfolios	8	**13,078**	8,021	4,127	63
Interest and dividend income from financial investments	8	**514**	706	471	(27)
Interest expenses	8	**(35,528)**	(33,595)	(18,640)	6
Net interest income	6, 7	**6,751**	5,313	5,338	27
Commission income from lending activities		**780**	717	594	9
Commission income from securities and investment transactions		**16,609**	16,039	10,504	4
Commission income from other services		**1,421**	669	393	112
Commission expenses		**(965)**	(829)	(635)	16
Net commission and service fee income	6, 7	**17,845**	16,596	10,856	8
Net trading income	6, 7, 9	**9,183**	8,791	6,578	4
Premiums earned, net	15	**32,195**	28,690	26,146	12
Claims incurred and actuarial provisions	16	**(29,731)**	(28,900)	(26,893)	3
Commission expenses, net		**(2,040)**	(2,113)	(1,743)	(3)
Investment income from the insurance business		**5,876**	8,489	6,656	(31)
Net income from the insurance business	6, 7	**6,300**	6,166	4,166	2
Income from the sale of financial investments		**1,146**	1,023	505	12
Income from investments in associates		**166**	199	78	(17)
Income from other non-consolidated participations		**24**	18	12	33
Real estate income		**171**	140	24	22
Sundry ordinary income		**1,091**	1,243	574	(12)
Sundry ordinary expenses		**(3,523)**	(2,258)	(1,487)	56
Other ordinary income/(expenses), net	6, 7	**(925)**	365	(294)	–
Operating income		**39,154**	37,231	26,644	5
Personnel expenses	6, 7	**21,890**	18,503	13,554	18
Other operating expenses	6, 7	**8,394**	6,645	5,227	26
Operating expenses		**30,284**	25,148	18,781	20
Gross operating profit		**8,870**	12,083	7,863	(27)
Depreciation of non-current assets	10	**2,186**	1,353	981	62
Amortization of acquired intangible assets	10	**793**	157	0	405
Amortization of goodwill	10	**770**	246	110	213
Valuation adjustments, provisions and losses from the banking business	11	**2,592**	1,265	1,540	105
Depreciation, valuation adjustments and losses	6, 7	**6,341**	3,021	2,631	110
Profit before extraordinary items, taxes and minority interests		**2,529**	9,062	5,232	(72)
Extraordinary income	6, 7, 12	**52**	105	93	(50)
Extraordinary expenses	6, 7, 13	**(281)**	(1,796)	(152)	(84)
Taxes	6, 7, 14	**(486)**	(1,349)	(855)	(64)
Net profit before minority interests		**1,814**	6,022	4,318	(70)
Minority interests	6, 7	**(227)**	(237)	(68)	(4)
Net profit		**1,587**	5,785	4,250	(73)

Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

The accompanying notes are an integral part of these financial statements.

Consolidated balance sheet

in CHF m	Notes	31.12.01	31.12.00	Change in %
Assets				
Cash and other liquid assets	38	**3,092**	2,928	6
Money market papers	18, 38	**32,027**	30,127	6
Due from banks	19, 38	**203,785**	218,521	(7)
Receivables from the insurance business	38	**11,823**	9,871	20
Due from customers	19, 38	**186,151**	170,428	9
Mortgages	19, 38	**92,655**	92,432	0
Securities and precious metals trading portfolios	20, 38	**208,374**	198,917	5
Financial investments from the banking business	22, 38	**37,306**	25,574	46
Investments from the insurance business	23	**131,291**	132,632	(1)
Non-consolidated participations	25	**1,846**	1,829	1
Tangible fixed assets	4, 26	**9,422**	9,913	(5)
Intangible assets	28	**22,850**	23,299	(2)
Accrued income and prepaid expenses		**18,095**	16,294	11
Other assets	29	**63,796**	54,668	17
Total assets	4, 40, 41	**1,022,513**	987,433	4
Subordinated assets		**1,578**	4,876	(68)
Receivables due from non-consolidated participations		**276**	771	(64)
Liabilities and shareholders' equity				
Money market papers issued	38	**19,252**	23,176	(17)
Due to banks	38	**335,932**	359,441	(7)
Payables from the insurance business	38	**11,864**	8,807	35
Due to customers in savings and investment deposits	38	**38,547**	39,233	(2)
Due to customers, other	38	**261,752**	213,549	23
Medium-term notes (cash bonds)	31, 38	**3,019**	3,225	(6)
Bonds and mortgage-backed bonds	31, 38	**81,505**	65,524	24
Accrued expenses and deferred income		**25,512**	28,021	(9)
Other liabilities	32	**56,493**	57,653	(2)
Valuation adjustments and provisions	33	**11,362**	13,107	(13)
Technical provisions for the insurance business	34	**138,354**	132,175	5
Total liabilities		**983,592**	943,911	4
Reserve for general banking risks	35	**2,319**	2,319	0
Share capital	35	**3,590**	6,009	(40)
Capital reserve	35	**19,446**	19,282	1
Revaluation reserves for the insurance business	35	**749**	4,789	(84)
Reserve for own shares	35	**2,469**	600	312
Retained earnings	35	**5,640**	2,167	160
Minority interests	35	**3,121**	2,571	21
Net profit	35	**1,587**	5,785	(73)
Total shareholders' equity		**38,921**	43,522	(11)
Total liabilities and shareholders' equity	40, 41	**1,022,513**	987,433	4
Subordinated liabilities		**20,892**	21,801	(4)
Liabilities due to non-consolidated participations		**1,098**	779	41

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

The accompanying notes are an integral part of these financial statements.

Consolidated statement of source and application of funds

in CHF m	2001	2000	1999
Net profit	**1,587**	5,785	4,250
Provisions for credit and other risks	**2,732**	2,726	1,423
Losses	**59**	144	79
Provisions for taxes	**486**	1,349	855
Depreciation and amortization	**3,749**	1,756	1,091
Extraordinary income	**(4)**	(10)	(32)
Extraordinary expenses	**238**	190	101
Participations valued according to the equity method	**(166)**	(199)	(78)
Accrued income and prepaid expenses	**(1,801)**	(4,480)	673
Accrued expenses and deferred income	**(2,509)**	13,069	2,552
Operating activities	**4,371**	20,340	10,914
Share capital (including par value reduction)	**(2,419)**	565	62
Capital surplus and retained earnings	**(4,407)**	7,478	225
Dividends paid	**(175)**	(1,986)	(1,430)
Foreign currency translation impact	**112**	(703)	1,318
Minority interests	**701**	1,517	(381)
Equity transactions	**(6,188)**	6,871	(206)
Investments in companies	**(171)**	145	(463)
Real estate	**(134)**	186	(267)
Other tangible fixed and intangible assets	**(2,588)**	(21,391)	(4,585)
Investments in long-term assets	**(2,893)**	(21,060)	(5,315)
Financial investments from the banking business	**(11,799)**	(6,746)	(1,361)
Investments from the insurance business	**1,341**	(14,861)	(7,575)
Valuation adjustments and provisions	**(4,395)**	(3,941)	(591)
Technical provisions for the insurance business [1]	**6,179**	18,194	11,213
Other assets	**(8,074)**	(3,554)	7,072
Other liabilities	**(1,160)**	6,426	(5,124)
Financial investments, provisions, other assets and liabilities	**(17,908)**	(4,482)	3,634
From operations, equity transactions and investments	**(22,618)**	1,669	9,027
Money market papers	**(1,900)**	(1,133)	(2,401)
Due from banks	**14,759**	(53,585)	(24,647)
Receivables from the insurance business	**(1,952)**	(2,719)	1,042
Due from customers	**(17,293)**	(65,573)	(2,324)
Mortgages	**(291)**	(15,696)	(6,089)
Assets	**(6,677)**	(138,706)	(34,419)
Money market papers issued	**(3,924)**	1,056	7,385
Due to banks	**(23,509)**	160,598	44,494
Payables from the insurance business	**3,057**	2,452	(2,109)
Due to customers in savings and investment deposits	**(686)**	(4,774)	(2,611)
Due to customers, other	**48,203**	31,467	3,521
Medium-term notes and bonds	**15,775**	18,196	(244)
Liabilities	**38,916**	208,995	50,436
From other balance sheet items	**32,239**	70,289	16,017
Change in liquid assets	**9,621**	71,958	25,044
Securities and precious metals trading portfolios	**(9,457)**	(72,171)	(24,231)
Cash and other liquid assets	**(164)**	213	(813)

Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

[1] In line with insurance practice, the change in the technical provisions is shown as a total amount under changes in provisions affecting the cash flow.

The accompanying notes are an integral part of these financial statements.

Consolidated off-balance sheet and fiduciary business

in CHF m	Maturity within 1 year 31.12.01	Maturity greater 1 year 31.12.01	**Total gross amount 31.12.01**	Total gross amount 31.12.00	**Book value [1] 31.12.01**	Book value [1] 31.12.00
Credit guarantees in form of avals, guarantees and indemnity liabilities	28,684	2,846	**31,530**	8,550	**29,789** [2]	7,013
Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees	4,432	1,024	**5,456**	5,256	**5,056**	4,824
Irrevocable commitments in respect of documentary credits	4,201	180	**4,381**	3,221	**3,257**	3,142
Other contingent liabilities	3,956	1,528	**5,484**	5,026	**5,484**	5,026
Contingent liabilities	41,273	5,578	**46,851**	22,053	**43,586**	20,005
Irrevocable commitments	92,727	37,137	**129,864**	126,998	**129,864**	126,998
Liabilities for calls on shares and other equity instruments	167	627	**794**	305	**794**	305
Confirmed credits	75	1	**76**	150	**76**	150
Total off-balance sheet	134,242	43,343	**177,585**	149,506	**174,320**	147,458
Fiduciary transactions					**41,448**	41,974

[1] Book value for off-balance sheet positions represents the amount at risk, meaning gross amount less any subparticipations.
[2] Including credit guarantees of securities lent as arranger of CHF 21,148 m.

Off-balance sheet collateral

in CHF m	Mortgage collateral	Other collateral	Without collateral	**Total 31.12.01**
Credit guarantees in form of avals, guarantees and indemnity liabilities	30	25,537	4,222	**29,789**
Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees	130	2,484	2,442	**5,056**
Irrevocable commitments in respect of documentary credits	1	1,504	1,752	**3,257**
Other contingent liabilities	76	1,850	3,558	**5,484**
Contingent liabilities	**237**	**31,375**	**11,974**	**43,586**
Irrevocable commitments	832	68,585	60,447	**129,864**
Liabilities for calls on shares and other equity instruments	0	0	794	**794**
Confirmed credits	0	1	75	**76**
Total off-balance sheet	**1,069**	**99,961**	**73,290**	**174,320**
As of December 31, 2000	7,374	85,306	54,778	147,458

Other information

in CHF m	**31.12.01**	31.12.00
Outstanding commitments		
to fund loans at fixed rates	**7,677**	7,803
to fund loans at variable rates	**104,976**	110,722
to sell loans	**0**	221
Unused lines of credit granted to customers	**12,598**	7,314
Exposure with respect to the debts of other guaranteed	**21,122**	8,425

The accompanying notes are an integral part of these financial statements.

Derivative instruments

in CHF bn	Nominal value 31.12.01	Positive replacement value 31.12.01	Negative replacement value 31.12.01	Nominal value 31.12.00	Positive replacement value 31.12.00	Negative replacement value 31.12.00
Forward rate agreements	**243.3**	**0.2**	**0.2**	109.0	0.1	0.1
Swaps	**5,469.0**	**80.1**	**79.8**	3,674.8	55.0	54.4
Options bought and sold (OTC)	**1,647.7**	**14.1**	**16.2**	886.9	10.2	10.7
Forwards	**74.7**	**2.3**	**2.3**	268.8	1.1	1.1
Futures	**581.1**	**0.1**	**0.1**	466.9	0.0	0.0
Options bought and sold (traded)	**1,105.0**	**0.2**	**0.1**	386.9	0.0	0.1
Interest rate products	**9,120.8**	**97.0**	**98.7**	5,793.3	66.4	66.4
Forwards [1]	**1,125.3**	**19.1**	**16.6**	558.0	11.5	12.2
Swaps [2]	**389.2**	**14.6**	**17.9**	305.9	15.1	16.1
Options bought and sold (OTC)	**419.9**	**5.8**	**5.7**	273.4	3.8	3.8
Futures	**1.3**	**0.0**	**0.0**	1.7	0.0	0.0
Options bought and sold (traded)	**0.6**	**0.1**	**0.0**	0.4	0.0	0.0
Foreign exchange products	**1,936.3**	**39.6**	**40.2**	1,139.4	30.4	32.1
Forwards [1]	**19.5**	**0.6**	**0.7**	18.5	0.8	0.7
Options bought and sold (OTC)	**10.0**	**0.7**	**1.1**	16.1	0.7	1.3
Futures	**0.0**	**0.0**	**0.0**	0.1	0.0	0.0
Options bought and sold (traded)	**0.0**	**0.0**	**0.0**	0.1	0.0	0.0
Precious metals products	**29.5**	**1.3**	**1.8**	34.8	1.5	2.0
Forwards	**38.3**	**3.5**	**1.5**	22.6	1.9	2.6
Options bought and sold (OTC)	**185.5**	**9.3**	**11.9**	265.8	13.3	15.5
Futures	**39.2**	**0.6**	**0.0**	44.6	0.8	0.1
Options bought and sold (traded)	**130.9**	**0.7**	**0.2**	140.9	1.1	1.4
Equity/index-related products	**393.9**	**14.1**	**13.6**	473.9	17.1	19.6
Forwards	**110.3**	**2.8**	**3.1**	69.8	2.1	2.7
Options bought and sold (OTC)	**6.6**	**0.6**	**0.2**	6.4	0.6	0.6
Futures	**1.7**	**0.0**	**0.0**	2.4	0.0	0.0
Options bought and sold (traded)	**2.1**	**0.1**	**0.2**	1.8	0.1	0.0
Other products	**120.7**	**3.5**	**3.5**	80.4	2.8	3.3
Total derivative instruments	**11,601.2**	**155.5**	**157.8**	7,521.8	118.2	123.4
Netting agreements		**(104.3)**	**(104.3)**		(73.1)	(73.1)
Replacement values from the insurance business [3]		**(0.2)**	**(0.3)**		(0.1)	(0.2)
Total replacement values according to the balance sheet (other assets/liabilities)		**51.0**	**53.2**		45.0	50.1

[1] Including outstanding spot transactions.
[2] Cross-currency interest rate swaps.
[3] Included in the investments from the insurance business.

The accompanying notes are an integral part of these financial statements.

1 Summary of significant accounting policies

Basis for accounting

The Credit Suisse Group (the Group) consolidated financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks and the respective Implementing Ordinance, the Federal Banking Commission guidelines and Swiss GAAP FER Financial Reporting Standards for the insurance business of the Group, which collectively are the generally accepted accounting principles for banks and insurance companies, respectively in Switzerland (Swiss GAAP). The consolidation and valuation policies of the Group are in compliance with the Swiss stock exchange listing regulations. The financial year for the Group ends on December 31. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

Consolidation

The consolidated financial statements include the accounts of Credit Suisse Group and its subsidiaries. The Group consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights of an entity or where it has the ability to exercise control over an entity. The effects of intercompany transactions are eliminated in preparing the consolidated financial statements. Minority interests in shareholders' equity and net profit are disclosed separately.

The Group accounts for participations in which it holds 20% to 50% of the voting rights and/or has the ability to exercise a significant influence using the equity method of accounting. The Group's profit or loss share is included in *Other ordinary income*. Certain majority-owned participations, which operate outside of the Group's core business are accounted for according to the equity method.

Participations in which the Group holds less than 20% of the voting rights and/or does not have the ability to exercise significant influence are held at cost, less provisions for other than temporary impairment. These items are included in *Non-consolidated participations*.

Foreign currency translation

For the purpose of consolidation, the balance sheets of foreign Group companies are translated into Swiss francs using the year-end exchange rate, and their income statements are translated using the average exchange rate prevailing throughout the year. Translation adjustments arising on consolidation are recorded directly in shareholders' equity.

In the annual accounts of the individual Group companies, assets, liabilities and off-balance sheet items denominated in foreign currencies are revalued into the relevant reporting currency using the year-end exchange rate. Income and expense items denominated in foreign currencies are revalued into the reporting currency using the exchange rate as of the transaction date. Resulting exchange differences are included in the consolidated income statement, except for differences relating to debt and equity securities held as available-for-sale by the insurance business, which are recorded directly in shareholders' equity.

Offsetting

In the banking business receivables and payables are offset when all the following conditions are met: receivables and payables arise from transactions of similar nature, with the same counterparty, with the same or earlier maturity of the receivable and in the same currency and which cannot lead to a counterparty risk. Positive and negative replacement values are offset with the same counterparty when bilateral agreements exist that are recognized and legally enforceable. In the insurance business receivables and payables are offset when the Group has a legal right to offset amounts with the same counterparty and transactions are expected to be settled on a net basis.

Trade/settlement date accounting

Proprietary and customer securities spot transactions are recorded on a trade date basis. Foreign exchange, money market and precious metals transactions are recorded on settlement (value) date. Prior to the settlement (value) date, foreign exchange and precious metals transactions are reported with their replacement values in *Other assets* and *Other liabilities* respectively.

Cash, due from banks and money market papers

Cash and due from banks are accounted for at nominal value. Money market instruments held for trading are carried at fair value. Money market instruments not held for trading or for sale are recorded net of unamortized premiums/discounts. The necessary provisions for recognizable risks and potential losses are normally deducted from the appropriate asset items in the balance sheet.

Loans (Due from customers and mortgages)
Loans are initially recorded at cost, which is for originated loans generally equal to the principal amount. Loans held-to-maturity are recorded net of unamortized premiums/ discounts. Loans held-for-sale are recorded at lower of cost or market value. Interest income is accrued as earned.

Loans are carried net of any provisions for impairment. The Group provides for credit losses based on regular and detailed analysis on each loan in the portfolio considering collateral and counterparty risk. If uncertainty exists as to the repayment of either principal or interest, a provision is either established or adjusted accordingly.

The Group considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. In the banking business a loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. The Group continues to accrue interest for collection purposes; however a corresponding provision is set up against interest income. In addition, for any accrued but unpaid interest at the date the loan is placed on non-performing status, a corresponding provision is booked against the accrual through the income statement. At this time and on a periodic basis going forward, the remaining principal is evaluated for collectibility and a provision is established for the shortfall between the net recoverable amount and the remaining principal balance.

A loan can be further downgraded to non-interest earning when the collection of interest is in such a doubtful state that further accrual of interest is deemed not necessary and is ceased. At this time and on a periodic basis going forward, any unreserved remaining principal balance is evaluated for collectibility and an additional provision is established as required. Only loans classified as non-interest earning can be written-off (both principal and interest). Write-off of a loan occurs when the Group is certain that there is no possibility to recover the principal.

Interest collected on non-performing loans is accounted for using the cash basis, cost recovery method or a combination of both, as appropriate. Interest collected on non-interest earning loans is accounted for using the cost recovery method only. Generally, an impaired loan may be restored to performing status when all delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain creditworthiness-performance criteria are met.

Securities and precious metals trading portfolios
Debt and equity securities and precious metals held in the trading portfolios are carried at fair value.

Fair value is determined using quoted market prices, where a price-efficient and liquid market exists. In the absence of such a market, the fair value is established on the basis of a valuation model. Unrealized and realized gains and losses on these positions are recognized in *Net trading income*. Interest and dividend income from the trading portfolios is recorded in *Net interest income*.

Financial investments from the banking business
This position includes securities, private equity investments, real estate held-for-sale as well as debt securities held-to-maturity. Participations acquired and held for subsequent disposal are also included in *Financial Investments*.

Debt and equity securities and real estate held-for-sale are valued at lower of cost or market. Unrealized losses are recorded in the income statement when the market value is lower than the cost. When the market value increases, unrealized gains are recorded only to the extent losses were previously recognized. Losses on debt securities due to impairment in creditworthiness are recorded in *Valuation adjustments, provisions and losses*.

Debt securities held-to-maturity are carried at amortized cost (accrual method). Premiums and discounts are recognized over the term of the instrument until final maturity. Realized profits or losses, which are interest related and which arise from the early disposal or redemption of the instrument are recognized over the remaining term of the instrument sold. Losses due to impairment in creditworthiness are recorded in *Valuation adjustments, provisions and losses*.

Derivative instruments - banking business
Positive and negative replacement values of all derivative instruments are reported within *Other assets* and *Other liabilities*, respectively.

Trading derivative instruments are carried at fair value as positive and negative replacement values. The replacement values are presented net by counterparty for transactions in those products where the Group has a legal right to set off; otherwise the replacement values are presented gross by contract. Realized and unrealized gains and losses are included in *Net trading income*. The majority of the Group's derivative positions are trading related.

The Group uses derivatives to manage interest rate, foreign currency, equity market, and credit risks. When applying hedge accounting, gains and losses on the derivative instruments are recognized in income on the same basis as the underlying exposure. Derivatives in the banking book not used for hedging purposes are typically valued at lower of cost or market. However, certain derivative instruments used for interest rate risk management are valued according to the accrual method. The interest component is accrued or deferred over the term of the instrument. Realized gains or losses, which are interest related and which arise from the early disposal or redemption of the instrument, are also accrued or deferred over the remaining term of the instrument.

Gains and losses related to qualifying hedges of firm commitments and probable anticipated transactions are deferred and recognized in income or as adjustments to carrying amounts when the hedged transactions occur.

Investments from the insurance business

Debt and equity securities held as available-for-sale are carried at fair value. Unrealized gains and losses including foreign exchange gains and losses are recorded within *Revaluation reserves for the insurance business* in shareholders' equity, net of deferred taxes. Realized gains and losses on securities are determined using the specific identification method. Realized gains and losses, the amortization of premiums and discounts relating to debt securities are included in *Investment income from the insurance business.*

Debt and equity securities held as trading are carried at fair value. Debt securities held-to-maturity are carried at amortized cost. Non-marketable securities are valued at fair value which normally equals cost. Gains and losses from the valuation of the trading portfolios and realized gains and losses on these positions are recorded in *Investment income from the insurance business.*

A decline in the market value of any available-for-sale or held-to-maturity securities below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to *Investment income from the insurance business* and a new cost basis for the security is established.

Real estate held for investment, including capital improvements, is carried at cost less accumulated depreciation over its estimated useful life, generally 40 to 67 years. In some of our operating regions the economic useful lives are substantially longer than in other regions, based on the materials used and varying construction codes. Land is not depreciated. It is the Group's policy to evaluate for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment is deemed to have occurred if the carrying value of a property exceeds its expected future cash flows, computed undiscounted and without interest charges. Methods for measuring impairment include market appraisals and cash flow analyses and recognizing impairment results in a new cost basis. Depreciation and write-downs are included in *Investment income from the insurance business.*

Investments for the benefit of life insurance policyholders who bear the investment risk are carried at fair value.

Loans, mortgages and short-term investments are accounted for at nominal value, net of any provisions for impairment. The Group considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. The provision charge for credit losses is recorded in *Investment income from the insurance business.*

Derivatives are used to manage interest rate, foreign currency and equity market risks. Gains and losses on hedging derivative instruments are recognized in income on the same basis as the underlying exposure. All derivatives are recognized on the balance sheet at their fair value. The effective portion of derivative instruments used to hedge a position is recorded in the income statement with an offsetting entry related to the hedged item.

Own shares and own bonds

The Group buys and sells own shares, own bonds and derivatives on own shares within its normal trading and market making activities. In addition the Group holds own shares to hedge commitments arising from employee compensation schemes. Own shares are included in the trading portfolio and are carried at fair value, or are held in *Financial investments from the banking business* and are carried at lower of cost or market, or are held in *Investments from the insurance business* and are carried at fair value. Own shares repurchased for cancellation are carried at cost. Changes in fair value and realized gains and losses on own shares and own bonds included in the trading portfolio are reported in *Net trading income.* Changes in the fair value of own shares and bonds held in *Investments from the insurance business* are reported in shareholders' equity, net of tax, and the realized gains and losses from such investments are reported in *Investment income from the insurance business.* Interest earned and dividends received are reported as *Interest Income.* Derivatives on own shares are carried at fair value and reported as positive and negative replacements values in *Other assets* and *Other liabilities*, respectively. Realized and unrealized gains and losses on derivatives on own shares are recognized in *Net trading income.*

Tangible fixed assets

Real estate held for own use, including capital improvements, is carried at cost less accumulated depreciation over its estimated useful life, generally 40 to 67 years. In some of our operating regions the economic useful lives are substantially longer than in other regions, based on the materials used and varying construction codes. Land is not depreciated. Other tangible fixed assets such as computers, machinery, furnishings, vehicles and other equipment, as well as alterations and improvements to rented premises, are depreciated using the straight-line method over their estimated useful life, generally three to five years.

It is the Group's policy to evaluate for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment is determined to have occurred if the carrying value of a tangible fixed asset exceeds its expected future cash flows, computed undiscounted and without interest charges. Methods for measuring impairment include market appraisals and cash flow analyses and recognizing impairment results in a new cost basis.

Intangible assets

The Group capitalizes certain costs relating to the acquisition, installation and development of software. The Group depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, normally not exceeding three years.

Identifiable intangible assets are generally acquired through business combinations and other transfers of assets. Acquired intangible assets are initially recorded at fair value and depreciated over their estimated useful life, not to exceed 20 years. The useful life of intangible assets relating to individuals does not exceed five years.

Goodwill represents the excess of purchase price over the estimated fair value of net assets acquired at the acquisition date. The goodwill included in this balance sheet position arises from acquisitions after January 1, 1997. Prior to January 1, 1997, goodwill was charged to equity. Goodwill is amortized using the straight-line method over its estimated useful life, not to exceed 20 years.

The Present Value of Future Profits (PVFP) is the present value of anticipated profits embedded in each life and health insurance portfolio purchased. Interest accrues on the unamortized PVFP based upon the policy liability rate or contract rate. The PVFP asset is amortized over the years that such profits are anticipated to be received in proportion to the estimated gross margins or estimated gross profits for participating traditional life products and non-traditional life products, respectively, and over the premium paying period in proportion to premiums for other traditional life products.

Expected future gross profits used in determining the PVFP are based on actuarial determinations of future premium collection, mortality, morbidity, surrenders, operating expenses, and yields on assets supporting policy liabilities as well as other factors.

The discount rate used to determine the PVFP is the rate of return required to invest in the business being acquired. Additionally, the PVFP asset is adjusted for the impact on estimated gross margins and profits of net unrealized gains and losses on securities.

Periodically, the PVFP asset is evaluated for recoverability. If the present value of future net cash flows from the blocks of business acquired is insufficient to recover the PVFP, the difference is charged to expense as an additional write-off of the PVFP.

It is the Group's policy to evaluate for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment is deemed to have occurred if the carrying value of an intangible asset exceeds its expected future cash flows, computed undiscounted and without interest charges. Methods for measuring impairment include where appropriate market appraisals and cash flow analyses and recognizing impairment results in a new cost basis.

Deferred policy acquisition costs

Deferred policy acquisition costs consist primarily of commissions, underwriting expense and policy issuance costs and are included in *Accrued income and prepaid expenses*. Acquisition costs, which vary with and are directly related to the acquisition of insurance contracts, are deferred to the extent they are deemed recoverable.

Deferred policy acquisition costs on participating traditional life products are amortized over the expected life of the contracts in proportion to the estimated gross margins. Deferred policy acquisition costs on other traditional life products are amortized over the premium paying period of the related policies in proportion to net premiums using assumptions consistent with those used in computing the provision for future policy benefits. Deferred policy acquisition costs on non-traditional life products are amortized over the expected life of the contracts as a constant percentage of the estimated gross profit.

The effect on the amortization of deferred policy acquisition costs of revisions to estimated gross margins or profits for all contracts are reflected in the current period income statement. The deferred policy acquisition costs asset related to participating traditional life products and non-traditional life products is adjusted for the impact on estimated gross margins or profits net of unrealized gains and losses on securities.

Deferred policy acquisition costs for non-life products are amortized over the periods in which the premiums are earned. Future investment income attributable to related premiums is taken into account in measuring the recoverability of the carrying value of this asset.

Taxes

Income tax expense is calculated on the basis of the annual results of the individual financial statements of the Group companies. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are calculated based on expected tax rates and are recorded in *Other Assets* and *Valuation adjustments and provisions*, respectively. Deferred income tax expense represents the net change in the deferred tax asset or liability balance during the year and is charged to tax expense, except to the extent the change relates to transactions recognized directly in shareholders' equity. This amount together with income taxes payable or receivable in the current year represents the total income tax expense for the year. Generally, deferred tax assets for net operating loss carry-forwards are not recognized. Deferred tax assets on net operating losses are recorded in the event management's assessment is that their realization in a future period is certain, based on contracts existing at the balance sheet date to sell businesses at a taxable gain. Other deferred tax assets are recognized subject to management's judgment that realization is more likely than not. No provision is made for non-recoverable withholding taxes on undistributed profits of Group companies.

Reserve for general banking risks

In accordance with Swiss banking regulations, the reserve for general banking risks is recorded as a separate component of shareholders' equity. Changes to this equity component are disclosed as an extraordinary item in the income statement.

Repurchase and reverse repurchase agreements (Repos)

The Group enters into purchases of securities under agreements to resell as well as sales of securities under agreements to repurchase substantially identical securities. Such agreements normally do not constitute economic sales and are therefore treated as financing transactions. Securities sold subject to such agreements continue to be recognized in the balance sheet. The proceeds from the sale of these securities are treated as liabilities. Securities purchased under agreements to resell are recognized as loans collateralized by securities. Receivables and liabilities are valued using the accrual method. Those held in the trading book (matched book repo trading) are carried at fair value. Transactions in which economic control over the securities transferred has been relinquished are reported as either purchases or sales together with a related forward commitment to resell or repurchase.

Securities lending and borrowing

Securities borrowed and lent with cash collateral and daily margining are reported as repurchase and reverse repurchase transactions. All other securities borrowed and lent that are collateralized by cash are included in the balance sheet at amounts equal to the cash advanced or received. Securities lent or securities provided as collateral for securities borrowed continue to be recognized in the balance sheet at their carrying value if control over the securities transferred is not relinquished. Securities borrowed and securities received as collateral for securities lent are only recognized in the balance sheet if control over the securities transferred is relinquished. Lending fees earned or incurred are recognized as interest income and interest expense, respectively for the banking business and as *Investment income from the insurance business* for the insurance business.

Pension plans

The Group sponsors various retirement benefit plans for its employees worldwide. These plans include both defined benefit and defined contribution plans, as well as other retirement benefits such as post-retirement life insurance and post-employment medical benefits. Pension expense is recorded in *Personnel expenses* and is based on actuarial valuation methods and projected plan liabilities for accrued service.

Premium income and related expenses

Premiums from traditional life products, both participating and non-participating, are recognized as revenue when due from the policyholder. Profit for contracts with a limited number of premium payments is deferred and recognized over the period that coverage is provided.

Premiums from non-traditional life products are recognized as revenue when due from policyholders. For contracts with front-end fees, any excess front-end fees are deferred and recognized in proportion to the estimated gross profits. These deferred fees are adjusted for the impact on estimated gross profits of net unrealized gains and losses on securities.

Premiums from non-life products are recorded at inception of the contract and are earned primarily on a pro-rata basis over the term of the related policy coverage with the unearned portion deferred in the balance sheet as unearned premiums.

Reinsurance

Contracts providing for indemnification against loss or liability relating to insurance risk have been accounted for as reinsurance. Reinsurance contracts that do not transfer significant insurance risk are accounted for as deposits. Gains on retroactive reinsurance ceded are deferred and amortized over the estimated remaining settlement period.

Technical provisions from the insurance business

Provision for future policyholder benefits

The provision for future policyholder benefits for participating traditional life products is computed using the net level premium method, which represents the present value of future policy benefits less the present value of future net premiums. The method uses assumptions for mortality and interest rates that are guaranteed in the contracts or used in determining dividends.

The provision for future policyholder benefits for other traditional life products is computed using the net level premium method. The assumptions are based on the Group's experience and industry standards including provision for adverse deviations that were in effect as of the issue date of the contract.

The provision for future policyholder benefits for non-traditional life products is equal to the account value, which represents premiums received and allocated investment return credited to the policy less deductions for mortality costs and expense charges.

When the provision for future policyholder benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future benefits and expenses for the line of business, deferred policy acquisition costs are written-off to income and, if required, a premium deficiency reserve is established by a charge to income. A premium deficiency reserve is adjusted for the impact of net unrealized gains and losses.

Provision for death and other benefits

Claim reserves represent amounts due on life and accident and health claims that have accrued as of the balance sheet date, but have not yet been paid. This includes incurred but not reported claims (IBNR) and claims expense liability. The interest rate used to discount future payments is impacted by the net unrealized gains and losses on securities, resulting in an adjustment to claim reserves.

Provision for future dividends to policyholders

Dividends on participating traditional life products are accrued when earned and calculated in accordance with local statutory or contractual regulations. The provision for policyholder dividends also includes a deferred bonus reserve (DBR), which represents amounts that result from differences between these presented financial statements and the local statutory financial statements and that will reverse and enter into future policyholder dividends calculations. The calculation of the DBR reflects only the contractual or regulatory defined minimum distribution to policyholders.

The provision for policyholder dividends is adjusted for the impact of net unrealized gains and losses on securities to the extent that the policyholder will participate in such gains and losses on the basis of contractual or regulatory requirements when they are realized.

Life products, where the investment risk is borne by the policyholders

Assets and liabilities are maintained separately for non-traditional life products designed to meet specific investment objectives of policyholders. The policyholder bears the investment risk associated with the products, and investment income and investment gains and losses accrue directly to the policyholders. Assets and liabilities associated with these products are carried at fair value. Changes in the fair value of assets and liabilities are recognized in *Investment income from the insurance business* and *Claims incurred and actuarial provisions.*

Provision for unpaid claims and claim adjustment expenses

Claim and claim adjustment expenses are recorded as incurred. Claim provisions comprise estimates of the unpaid portion of the reported losses and estimates of the amount of losses incurred but not yet reported to the insurer. Management periodically reviews the estimates, which may change in light of new information. Any subsequent adjustments are recorded in the period in which they are determined.

Certain claim reserves for which the payment pattern and ultimate cost are fixed and reliably determinable on an individual claim basis are discounted at a maximum of the risk-free rate.

2 Changes to accounting policies

Prior to 2001, deferred tax assets for net operating loss carry-forwards were not recorded. The new policy only allows such deferred tax assets to be recorded in the event of sales of businesses at a taxable gain where the realization of the deferred tax asset is certain. The impact on the 2001 financial statements was a tax benefit of CHF 303 million (USD 179 million). The 2000 and 1999 consolidated financial statements would be unchanged had they been prepared under the new policy.

3 Acquisitions and divestitures

The scope of consolidation has undergone the following material changes:

Acquisitions

Vojensky Otevreny Penzijni Fond (VOPF)
On April 4, 2001 Winterthur Life & Pensions acquired the largest Czech pension fund, Vojensky Otevreny Penzijni Fond (VOPF). The Group acquired 93.28% of total capital on January 18, 2001 and 6.63% of total capital on May 9, 2001.

JO Hambro Investment Management Limited
On February 7, 2001 Credit Suisse Private Banking acquired JO Hambro Investment Management Ltd., an investment company targeting high-net-worth-individuals.

Commercial General Union
On September 30, 2001 Winterthur Insurance acquired the non-life insurance activities of Commercial General Union (CGNU) in Belgium, which will significantly strengthen Winterthur's position in the Belgian non-life insurance market.

SLC Asset Management
On December 7, 2001 Credit Suisse Asset Management acquired SLC Asset Management Limited, SLC Pooled Pensions Limited and Sun Life of Canada Unit Managers Limited, the principal UK asset management subsidiaries of Sun Life Financial Services of Canada Inc. The companies are asset management companies with contracts for management of the insurance assets (including property) of their former affiliate Sun Life Assurances Company of Canada (UK) Limited and third-party institutional and retail funds.

Divestitures

Winterthur International
Winterthur Insurance announced the sale of its large multinational corporate insurance business Winterthur International to the Bermuda based financial services group XL Capital Ltd.

CSFBdirect, Inc.
On February 1, 2002 Credit Suisse First Boston (USA), Inc. completed the sale of CSFBdirect, Inc., its U.S. based online trading operations.

CSFBdirect, Ltd.
On January 25, 2002 Credit Suisse First Boston (USA), Inc. completed the sale of CSFBdirect, Ltd., its UK based online trading operations, to TD Waterhouse.

Autranet
On February 1, 2002 Credit Suisse First Boston (USA), Inc. completed the sale of Autranet, a broker-dealer subsidiary active in the distribution to institutional investors of investment research products purchased from independent research specialists, to the Bank of New York.

4 Segment reporting

4.1 Segment reporting by operating segments

The activities of the Group are managed and organized based on the different types of products and services that the Group offers to its customers. Operating income includes income directly attributable to the individual segments as further described below.

For the years ended December 31, 2001, 2000 and 1999, based on the Group's management reporting principles, the Group reported results for Credit Suisse Private Banking, Credit Suisse First Boston and Credit Suisse Asset Management as well as the original segments of the Credit Suisse Financial Services business area, Winterthur Insurance, Winterthur Life & Pensions, Credit Suisse Banking and beginning in 2000 Credit Suisse Personal Finance. Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

The Group's consolidated results comprise the results of the segments and of the Corporate Center. Corporate Center costs and revenues attributable to operating businesses have been allocated to the respective segments. The Corporate Center column also records expenses relating to projects sponsored by the Group, restructuring costs, the difference between provisions for expected credit risk recorded by each segment and actual credit loss experience, as well as other items as set out below.

Inter-segment revenue sharing and cost allocation
Responsibility for each of the Group's products is allocated to one of the segments. In cases where one segment contributes to the performance of another, revenue sharing agreements are in place to compensate for such efforts. These agreements are negotiated periodically by the relevant segments on a product-by-product basis. Allocated revenues are added to, or deducted from, the revenue line item of the respective segments.

Certain administrative, processing and information technology services may be based in one segment but shared by other segments. The segment supplying the service receives compensation from the recipient segment on the basis of service level agreements and transfer payments. Service level agreements are negotiated periodically by the relevant segments with regard to each individual product or service. The cost of shared services and their related allocations are added to, or deducted from, *Other operating expenses* in the respective segments.

The aim of the revenue sharing and cost allocation agreements is to reflect the pricing structure of an unrelated third party transaction, although this is not achieved in all cases.

Own use real estate
Own use real estate in Switzerland, which consists primarily of bank premises, is managed centrally. Real estate costs reflect market rent plus an additional charge if actual costs exceed market rent. These costs are included in the *Other operating expenses* line of each segment.

Valuation adjustments, provisions and losses
Provisions for credit risk at the segment level are generally based on expected credit losses, which are determined according to a statistical model derived from historical average losses. Management believes that the statistical model provides a long-term view of credit loss experience. In any year, statistically determined provisions may be higher or lower than the actual credit experience relating to the credit risk covered by this model, depending on the economic environment, interest rates and other factors. The segments record an expense item for statistically determined expected credit provisions. On a consolidated basis, the *Valuation adjustments, provisions and losses* line in the income statement reflects actual credit provisions for the year. To reflect the difference between the expected credit provisions recorded by the segment and the actual credit provisions for the year, an adjustment is recorded at the Corporate Center.

Non-credit related losses and counterparty defaults other than those relating to the lending business are not covered by the statistical model. Provisions for these losses and defaults are based on actual experience and are recorded by the relevant segment.

Taxes
Taxes are calculated individually for each segment, on the basis of average tax rates across its various geographic markets, as if the segment operated on a stand-alone basis. The difference between these average tax rates and the actual consolidated tax expense results in an adjustment to taxes at the Corporate Center.

4.1 *Segment reporting by operating segments (continued)*

Segment income statement 2001

in CHF m	Winterthur Insurance	Winterthur Life & Pensions	Credit Suisse Banking	Credit Suisse Personal Finance	Credit Suisse Private Banking	Credit Suisse Asset Management	Credit Suisse First Boston	Segment totals	Corporate Center	Credit Suissse Group
Operating income [1]	**3,236**	**2,503**	**3,806**	**56**	**5,781**	**1,575**	**22,825**	**39,782**	**(628)**	**39,154**
Personnel expenses	1,388	749	1,602	194	1,706	666	15,359	21,664	226	21,890
Other operating expenses	873	671	851	290	1,001	472	5,543	9,701	(1,307)	8,394
Operating expenses	**2,261**	**1,420**	**2,453**	**484**	**2,707**	**1,138**	**20,902**	**31,365**	**(1,081)**	**30,284**
Gross operating profit	**975**	**1,083**	**1,353**	**(428)**	**3,074**	**437**	**1,923**	**8,417**	**453**	**8,870**
Depreciation of non-current assets	199	393	200	58	84	126	2,292	3,352	397	3,749
Valuation adjustments, provisions and losses	0	0	343	4	36	0	1,938	2,321	271	2,592
Profit before extraordinary items, taxes and minority interests	**776**	**690**	**810**	**(490)**	**2,954**	**311**	**(2,307)**	**2,744**	**(215)**	**2,529**
Extraordinary income/ (expense), net	0	0	15	(5)	15	(14)	(1)	10	(239)	(229)
Taxes	(224)	(153)	(200)	97	(631)	(61)	685	(487)	1	(486)
Net operating profit before minority interests	**552**	**537**	**625**	**(398)**	**2,338**	**236**	**(1,623)**	**2,267**	**(453)**	**1,814**
Minority interests	(46)	(2)	(1)	0	(20)	0	(1)	(70)	(157)	(227)
Net profit	**506**	**535**	**624**	**(398)**	**2,318**	**236**	**(1,624)**	**2,197**	**(610)**	**1,587**
Other data										
Total assets as of December 31, 2001	44,239	121,373	105,599	574	123,379	18,705	679,813	1,093,682	(71,169)	1,022,513

[1] Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provision and expenses for processing claims, less commissions, plus net investment income from the insurance business.

4.1 Segment reporting by operating segments (continued)

Segment income statement 2000 [1]

in CHF m	Winterthur Insurance	Winterthur Life & Pensions	Credit Suisse Banking	Credit Suisse Personal Finance	Credit Suisse Private Banking	Credit Suisse Asset Management	Credit Suisse First Boston	Segment totals	Corporate Center	Credit Suissse Group
Operating income [2]	**3,459**	**2,075**	**3,925**	**61**	**6,251**	**1,562**	**20,364**	**37,697**	**(466)**	**37,231**
Personnel expenses	1,337	664	1,513	113	1,734	656	12,011	18,028	475	18,503
Other operating expenses	823	544	917	223	883	481	3,634	7,505	(860)	6,645
Operating expenses	**2,160**	**1,208**	**2,430**	**336**	**2,617**	**1,137**	**15,645**	**25,533**	**(385)**	**25,148**
Gross operating profit	**1,299**	**867**	**1,495**	**(275)**	**3,634**	**425**	**4,719**	**12,164**	**(81)**	**12,083**
Depreciation of non-current assets	175	116	96	18	48	82	940	1,475	281	1,756
Valuation adjustments, *provisions and losses*	0	0	562	1	160	0	537	1,260	5	1,265
Profit before extraordinary items, taxes and minority interests	**1,124**	**751**	**837**	**(294)**	**3,426**	**343**	**3,242**	**9,429**	**(367)**	**9,062**
Extraordinary income/ *(expense), net*	0	0	20	0	1	(1)	0	20	(1,711)	(1,691)
Taxes	(305)	(101)	(208)	67	(766)	(56)	(884)	(2,253)	904	(1,349)
Net profit before minority interests	**819**	**650**	**649**	**(227)**	**2,661**	**286**	**2,358**	**7,196**	**(1,174)**	**6,022**
Minority interests	(90)	(56)	(1)	0	(29)	0	(3)	(179)	(58)	(237)
Net profit	**729**	**594**	**648**	**(227)**	**2,632**	**286**	**2,355**	**7,017**	**(1,232)**	**5,785**
Other data										
Total assets as of December 31, 2000	41,062	121,864	100,653	444	101,153	14,955	669,758	1,049,889	(62,456)	987,433

[1] Certain reclassifications have been made to prior-period amounts to conform to the current presentation.
[2] Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provision and expenses for processing claims, less commissions, plus net investment income from the insurance business.

4.1 Segment reporting by operating segments (continued)

Segment income statement 1999 [1]

in CHF m	Winterthur Insurance	Winterthur Life & Pensions	Credit Suisse Banking	Credit Suisse Private Banking	Credit Suisse Asset Management	Credit Suisse First Boston	Segment totals	Corporate Center	Credit Suisse Group
Operating income [2]	**2,740**	**626**	**3,478**	**4,715**	**1,149**	**14,532**	**27,240**	**(596)**	**26,644**
Personnel expenses	1,267	533	1,401	1,418	467	7,999	13,085	469	13,554
Other operating expenses	787	413	866	768	377	2,714	5,925	(698)	5,227
Operating expenses	**2,054**	**946**	**2,267**	**2,186**	**844**	**10,713**	**19,010**	**(229)**	**18,781**
Gross operating profit	**686**	**(320)**	**1,211**	**2,529**	**305**	**3,819**	**8,230**	**(367)**	**7,863**
Depreciation of non-current assets	75	89	51	46	44	439	744	347	1,091
Valuation adjustments, provisions and losses	0	0	610	55	0	786	1,451	89	1,540
Profit before extraordinary items, taxes and minority interests	**611**	**(409)**	**550**	**2,428**	**261**	**2,594**	**6,035**	**(803)**	**5,232**
Extraordinary income/ (expense), net	0	0	34	18	(2)	0	50	(109)	(59)
Taxes	(178)	132	(130)	(516)	(24)	(713)	(1,429)	574	(855)
Net profit before minority interests	**433**	**(277)**	**454**	**1,930**	**235**	**1,881**	**4,656**	**(338)**	**4,318**
Minority interests	(38)	(2)	(3)	(19)	0	(1)	(63)	(5)	(68)
Net profit	**395**	**(279)**	**451**	**1,911**	**235**	**1,880**	**4,593**	**(343)**	**4,250**
Other data									
Total assets as of December 31, 1999	39,138	106,086	97,733	99,651	13,125	439,781	795,514	(66,492)	729,022

[1] Certain reclassifications have been made to prior-period amounts to conform to the current presentation.
[2] Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provision and expenses for processing claims, less commissions, plus net investment income from the insurance business.

4.2 Segment reporting by geographic segments

The geographic analysis of income and assets is provided in order to disclose similar information to other financial services companies who comply with internationally recognized standards and does not reflect the way the Group is managed.

Management believes note 4.1 segment reporting by operating segments is a more meaningful representation of the way in which the Group is managed.

Gross operating income 2001 [1]

in CHF m	Switzerland	Europe	Americas	Asia/ Pacific/ Africa	Total
Interest income	7,188	10,999	22,324	1,768	**42,279**
Commission and service fee income	5,099	3,263	9,634	814	**18,810**
Net trading income	1,386	3,541	3,582	674	**9,183**
Insurance premiums earned, net	11,505	17,122	2,777	791	**32,195**
Investment income from the insurance business	3,373	2,266	276	(39)	**5,876**
Other ordinary income	1,030	822	155	591	**2,598**
Gross operating income	**29,581**	**38,013**	**38,748**	**4,599**	**110,941**
Expenses [2]					**(71,787)**
Operating income					**39,154**

Gross operating income 2000 [1]

in CHF m	Switzerland	Europe	Americas	Asia/ Pacific/ Africa	Total
Interest income	7,474	10,508	19,444	1,482	38,908
Commission and service fee income	5,492	3,445	7,627	861	17,425
Net trading income	1,790	3,477	2,311	1,213	8,791
Insurance premiums earned, net	10,975	14,543	2,458	714	28,690
Investment income from the insurance business	3,962	4,358	338	(169)	8,489
Other ordinary income	1,379	645	336	263	2,623
Gross operating income	31,072	36,976	32,514	4,364	104,926
Expenses [2]					(67,695)
Operating income					37,231

Gross operating income 1999 [1]

in CHF m	Switzerland	Europe	Americas	Asia/ Pacific/ Africa	Total
Interest income	5,159	7,900	9,821	1,098	23,978
Commission and service fee income	4,379	2,355	4,205	552	11,491
Net trading income	1,371	2,464	1,552	1,191	6,578
Insurance premiums earned, net	10,851	12,876	2,072	347	26,146
Investment income from the insurance business	2,545	3,802	295	14	6,656
Other ordinary income	565	255	108	265	1,193
Gross operating income	24,870	29,652	18,053	3,467	76,042
Expenses [2]					(49,398)
Operating income					26,644

Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

[1] The geographic analysis is based on the location of the office recording the transactions.
[2] Includes interest expenses, commission expenses, claims incurred and technical provisions from the insurance business, commission expenses from the insurance business and sundry ordinary expenses.

4.2 Segment reporting by geographic segments (continued)

Assets by countries/regions [1]

	Tangible fixed assets		Total assets	
in CHF m	**31.12.01**	31.12.00	**31.12.01**	31.12.00
Switzerland	**4,692**	4,708	**208,427**	210,704
United Kingdom	**1,270**	1,330	**146,415**	107,480
Germany	**591**	533	**74,553**	66,634
Other European countries	**474**	462	**107,411**	113,608
North America	**1,663**	2,148	**380,009**	378,687
Central and South America	**513**	521	**33,161**	23,321
Asia/Pacific	**214**	206	**66,388**	81,207
Middle Eastern countries	**4**	4	**3,820**	3,560
Africa	**1**	1	**2,329**	2,232
Total	**9,422**	9,913	**1,022,513**	987,433

[1] The geographic break-down of tangible fixed assets is based on the legal domicile of the reporting entities, whereas the analysis of total assets is driven by the customers' domicile.

5 Subsequent events

Acquisitions and divestitures

HOLT Value Associates L.P.

On January 31, 2002 Credit Suisse First Boston (USA), Inc. acquired HOLT Value Associates, L.P., a leading provider of independent research and valuation services to asset managers.

Changes in capital structure

The Group's Board of Directors will propose a par value reduction of CHF 2 per share in lieu of a dividend at the Annual General Meeting on May 31, 2002. If approved at the Annual General Meeting, this capital reduction will be paid out on August 14, 2002.

6 Income statement of the banking and insurance business [1]

in CHF m	Banking business			Insurance business			Credit Suisse Group		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Net interest income	**6,680**	5,239	5,252	**–**	–	–	**6,751**	5,313	5,338
Net commission and service income	**17,866**	16,629	10,870	**–**	–	–	**17,845**	16,596	10,856
Net trading income	**9,183**	8,791	6,578	**–**	–	–	**9,183**	8,791	6,578
Net income from the insurance business [2]	**–**	–	–	**6,352**	6,197	4,226	**6,300**	6,166	4,166
Other ordinary income/(expenses), net	**(538)**	1,046	577	**(380)**	(666)	(853)	**(925)**	365	(294)
Operating income	**33,191**	31,705	23,277	**5,972**	5,531	3,373	**39,154**	37,231	26,644
Salaries and other compensation	**17,414**	14,616	10,331	**1,675**	1,523	1,298	**19,089**	16,139	11,629
Employee benefits	**1,452**	1,159	908	**358**	359	297	**1,810**	1,518	1,205
Other personnel expenses	**886**	724	515	**105**	122	205	**991**	846	720
Personnel expenses [2]	**19,752**	16,499	11,754	**2,138**	2,004	1,800	**21,890**	18,503	13,554
Premises and real estate expenses	**1,155**	811	731	**238**	248	132	**1,394**	1,059	863
Expenses for IT, machinery, furnishings, vehicles and other equipment	**1,536**	985	898	**325**	250	287	**1,853**	1,212	1,152
Sundry operating expenses	**4,162**	3,483	2,397	**984**	868	782	**5,147**	4,374	3,212
Other operating expenses [2]	**6,853**	5,279	4,026	**1,547**	1,366	1,201	**8,394**	6,645	5,227
Operating expenses	**26,605**	21,778	15,780	**3,685**	3,370	3,001	**30,284**	25,148	18,781
Gross operating profit	**6,586**	9,927	7,497	**2,287**	2,161	372	**8,870**	12,083	7,863
Depreciation of non-current assets	**1,667**	1,092	828	**519**	261	153	**2,186**	1,353	981
Amortization of acquired intangible assets	**793**	157	0	**0**	0	0	**793**	157	0
Amortization of goodwill	**697**	215	101	**73**	31	9	**770**	246	110
Valuation adjustments, provisions and losses from the banking business	**2,592**	1,265	1,540	**–**	–	–	**2,592**	1,265	1,540
Depreciation, valuation adjustments and losses	**5,749**	2,729	2,469	**592**	292	162	**6,341**	3,021	2,631
Profit before extraordinary items, taxes and minority interests	**837**	7,198	5,028	**1,695**	1,869	210	**2,529**	9,062	5,232
Extraordinary income	**52**	105	93	**0**	0	0	**52**	105	93
Extraordinary expenses	**(50)**	(1,796)	(152)	**(231)**	0	0	**(281)**	(1,796)	(152)
Taxes	**(108)**	(943)	(809)	**(378)**	(406)	(45)	**(486)**	(1,349)	(855)
Net profit before minority interests	**731**	4,564	4,160	**1,086**	1,463	165	**1,814**	6,022	4,318
Minority interests	**(179)**	(91)	(28)	**(48)**	(146)	(40)	**(227)**	(237)	(68)
Net profit	**552**	4,473	4,132	**1,038**	1,317	125	**1,587**	5,785	4,250

[1] Income statements for the banking and insurance business are presented on a stand-alone basis.
[2] Expenses due to the handling of both claims and investments are allocated to the income from the insurance business, of which CHF 599 m (2000: CHF 525 m, 1999: CHF 579 m) are related to personnel expenses and CHF 371 m (2000: CHF 355 m, 1999: CHF 511 m) to other operating expenses.

7 Income statement by origin [1]

in CHF m	Switzerland 2001	Foreign 2001	Switzerland 2000	Foreign 2000	Switzerland 1999	Foreign 1999
Net interest income	**2,921**	**3,830**	3,357	1,956	2,718	2,620
Net commission and service fee income	**4,699**	**13,146**	5,344	11,252	4,211	6,645
Net trading income	**1,386**	**7,797**	1,790	7,001	1,371	5,207
Net income from the insurance business	**2,426**	**3,874**	2,574	3,592	1,651	2,515
Other ordinary income/(expenses), net	**114**	**(1,039)**	261	104	(234)	(60)
Operating income	**11,546**	**27,608**	13,326	23,905	9,717	16,927
Personnel expenses	**4,370**	**17,520**	4,386	14,117	3,780	9,774
Other operating expenses	**2,325**	**6,069**	2,315	4,330	2,032	3,195
Operating expenses	**6,695**	**23,589**	6,701	18,447	5,812	12,969
Gross operating profit	**4,851**	**4,019**	6,625	5,458	3,905	3,958
% of total	**55%**	**45%**	55%	45%	50%	50%
Depreciation of non-current assets	**995**	**1,191**	696	657	287	694
Amortization of acquired intangible assets	**0**	**793**	0	157	0	0
Amortization of goodwill	**85**	**685**	47	199	48	62
Valuation adjustments, provisions and losses from the banking business	**616**	**1,976**	706	559	732	808
Depreciation, valuation adjustments and losses	**1,696**	**4,645**	1,449	1,572	1,067	1,564
Profit before extraordinary items, taxes and minority interests	**3,155**	**(626)**	5,176	3,886	2,838	2,394
Extraordinary income/(expenses)	**(225)**	**(4)**	(152)	(1,539)	(6)	(53)
Taxes	**(799)**	**313**	(983)	(366)	(173)	(682)
% of total	**164%**	**(64%)**	73%	27%	20%	80%
Net profit before minority interests	**2,131**	**(317)**	4,041	1,981	2,659	1,659
Minority interests	**126**	**(353)**	27	(264)	1	(69)
Net profit	**2,257**	**(670)**	4,068	1,717	2,660	1,590
% of total	**142%**	**(42%)**	70%	30%	63%	37%

[1] The analysis is based on the location of the office recording the transactions.

8 Net interest income

in CHF m	2001	2000	1999
Interest income on loans due from customers	**13,438**	13,853	10,497
Interest income on loans due from banks	**13,179**	14,225	7,526
Interest income from money market papers	**1,590**	1,725	1,019
Credit commissions treated as interest earnings	**329**	252	242
Interest income from leasing operations	**151**	126	96
Interest and discount income	**28,687**	30,181	19,380
Interest income	**11,351**	7,136	3,488
Dividend income	**1,727**	885	639
Interest and dividend income from trading portfolios	**13,078**	8,021	4,127
Interest income	**352**	345	339
Dividend income	**162**	361	132
Interest and dividend income from financial investments	**514**	706	471
Interest income	**42,279**	38,908	23,978
Interest expenses for liabilities due to customers	**(15,786)**	(15,475)	(12,268)
Interest expenses for liabilities due to banks	**(19,742)**	(18,120)	(6,372)
Interest expenses	**(35,528)**	(33,595)	(18,640)
of which interest expenses for subordinated liabilities	**(916)**	(879)	(833)
Total net interest income	**6,751**	5,313	5,338

Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

9 Net trading income

in CHF m	2001	2000	1999
Debt instruments	**1,932**	2,243	2,711
Equity instruments	**4,897**	4,963	2,368
Foreign exchange and banknote trading	**1,648**	1,075	1,344
Precious metals	**3**	123	114
Other	**703**	387	41
Total net trading income	**9,183**	8,791	6,578

Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

10 Depreciation and amortization

in CHF m	2001	2000	1999
Real estate	**207**	239	115
Other tangible fixed assets	**1,269**	933	790
Present value of future profits (PVFP) [1]	**237**	14	39
Other intangible assets	**387**	151	37
Non-consolidated participations	**86**	16	0
Depreciation of non-current assets	**2,186**	1,353	981
Amortization of acquired intangible assets	**793**	157	0
Amortization of goodwill	**770**	246	110
Total depreciation and amortization	**3,749**	1,756	1,091

[1] Interest accrued of CHF 157 m (2000: CHF 156 m, 1999: CHF 50 m) on the unamortized PVFP balance is presented net against amortization.

11 Valuation adjustments, provisions and losses from the banking business

in CHF m	2001	2000	1999
Valuation allowances	**1,634**	973	1,016
of which losses from lending activities	**13**	62	34
Balance sheet risks	**4**	(83)	37
Off-balance sheet risks	**80**	(11)	7
Other provisions	**828**	304	435
Losses on financial investments	**46**	82	45
Total valuation adjustments, provisions and losses from the banking business	**2,592**	1,265	1,540
Non-technical provisions from the insurance business [1]	**136**	95	96

[1] Included in other expenses from the insurance business.

12 Extraordinary income

in CHF m	2001	2000	1999
Gains from the disposal of participations	**4**	2	11
Release of reserve for general banking risks	**0**	8	21
Other extraordinary income	**48**	95	61
Total extraordinary income	**52**	105	93

13 Extraordinary expenses

in CHF m	2001	2000	1999
Losses from the disposal of participations	**238**	0	0
Allocation of reserve for general banking risks	**0**	190	101
Restructuring charges	**19**	1,501	12
Other extraordinary expenses	**24**	105	39
Total extraordinary expenses	**281**	1,796	152

Restructuring charges [1]

in CHF m	2001	2000	1999
Personnel	**43**	932	46
Premises [2]	**7**	268	0
Other [3]	**13**	342	0
Total restructuring charges	**63**	1,542	46
of which included in extraordinary expenses	**19**	1,501	12
of which included in ordinary expenses	**44**	41	34

[1] See note 33 'Valuation allowances and provisions' for further details.
[2] Premises charges include lease termination costs, moving expenses and losses related to the closure and sale of property.
[3] Other charges include technology write-offs, rebranding and advertising costs and consultancy fees.

In 2001, restructuring charges of CHF 44 million related to the insurance business and CHF 19 million related to e-business activities.

During 2000 the Group recorded restructuring charges of CHF 1,499 million related to the acquisition of Donaldson, Lufkin & Jenrette, Inc. personnel charges of CHF 900 million included CHF 664 million for announced and anticipated termination benefits and CHF 236 million for other personnel related expenses including retention awards. Substantially all of the remaining CHF 43 million in 2000 restructuring costs related to Winterthur Life & Pensions' acquisition of Colonial UK.

In 1999, restructuring charges of CHF 34 million related to Credit Suisse Asset Management's acquisition of Warburg Pincus Asset Management.

14 Taxes

in CHF m	2001	2000	1999
Switzerland	**659**	953	382
Foreign	**755**	1,981	1,148
Current taxes	**1,414**	2,934	1,530
Switzerland	**140**	30	(209)
Foreign	**(1,068)**	(1,615)	(466)
Deferred taxes	**(928)**	(1,585)	(675)
Total taxes	**486**	1,349	855

15 Income statement of the insurance business

in CHF m	2001	2000	1999
Non-life			
Net premiums written	**16,840**	14,632	12,604
Change in provision for unearned premiums and in provision for future policy benefits (health)	**(1,833)**	(1,113)	(548)
Net premiums earned	**15,007**	13,519	12,056
Claims and annuities paid	**(10,311)**	(10,108)	(8,835)
Change in provision for unpaid claims and annuities	**(1,198)**	(324)	(310)
Claims and annuities incurred	**(11,509)**	(10,432)	(9,145)
Dividends paid to policyholders	**(290)**	(309)	(341)
Change in provision for future dividends to policyholders	**(21)**	(66)	(46)
Dividends to policyholders incurred	**(311)**	(375)	(387)
Operating expenses	**(4,336)**	(3,971)	(3,639)
Underwriting result	**(1,149)**	(1,259)	(1,115)
Net investment income	**2,217**	2,385	1,691
Interest received on deposits and bank accounts	**29**	96	90
Interest paid	**(97)**	(114)	(77)
Other income/(expenses), including foreign currency translation impact	**(165)**	53	28
Profit before taxes and minority interests	**835**	1,161	617
Life			
Net premiums written	**17,203**	15,172	14,088
Change in provision for unearned premiums	**(15)**	(1)	2
Net premiums earned	**17,188**	15,171	14,090
Death and other benefits paid	**(11,922)**	(9,417)	(7,649)
Change in provision for death and other benefits	**(245)**	(317)	(384)
Death and other benefits incurred	**(12,167)**	(9,734)	(8,033)
Change in provision for future policy benefits	**(5,457)**	(6,377)	(7,945)
Dividends paid to policyholders	**(1,449)**	(1,439)	(1,415)
Change in provision for future dividends to policyholders	**1,162**	(543)	31
Dividends to policyholders incurred	**(287)**	(1,982)	(1,384)
Operating expenses	**(1,870)**	(1,685)	(1,252)
Net investment income	**3,651**	6,051	5,048
Interest received on deposits and bank accounts	**86**	88	135
Interest on bonuses credited to policyholders	**(135)**	(116)	(117)
Interest paid	**(193)**	(215)	(220)
Other income/(expenses), including foreign currency translation impact	**(53)**	(416)	(716)
Profit before taxes and minority interests	**763**	785	(394)
Combined			
Profit before taxes and minority interests	**1,598**	1,946	223
Interest on debentures	**(61)**	(46)	(4)
Amortization of goodwill	**(73)**	(31)	(9)
Taxes	**(378)**	(406)	(45)
Profit before minority interests	**1,086**	1,463	165
Minority interests	**(48)**	(146)	(40)
Net profit	**1,038**	1,317	125

16 *Insurance premiums, claims and related reinsurance*

in CHF m	2001	2000	1999
Non-life			
Switzerland	**2,949**	2,933	2,873
Other European countries	**10,920**	9,716	7,839
North America	**3,536**	3,213	2,627
Asia-Pacific	**149**	199	243
Other regions	**52**	64	42
Direct written premiums	**17,606**	16,125	13,624
Assumed	**806**	383	277
Ceded	**(1,572)**	(1,876)	(1,297)
Net premiums written	**16,840**	14,632	12,604
Direct	**16,162**	14,711	13,084
Assumed	**524**	340	216
Ceded	**(1,679)**	(1,532)	(1,244)
Net premiums earned	**15,007**	13,519	12,056
Direct	**(12,489)**	(11,644)	(9,894)
Assumed	**(451)**	141	(406)
Ceded	**1,431**	1,071	1,155
Claims and annuities incurred	**(11,509)**	(10,432)	(9,145)
Life			
Switzerland	**8,340**	7,814	7,813
Other European countries	**8,146**	7,059	6,223
Asia-Pacific	**707**	564	148
Direct written premiums	**17,193**	15,437	14,184
Assumed	**220**	15	20
Ceded	**(210)**	(280)	(116)
Net premiums written	**17,203**	15,172	14,088
Direct	**17,190**	15,438	14,178
Assumed	**208**	14	20
Ceded	**(210)**	(281)	(108)
Net premiums earned	**17,188**	15,171	14,090
Direct	**(12,189)**	(9,788)	(8,086)
Assumed	**(52)**	(48)	(4)
Ceded	**74**	102	57
Death and other benefits incurred	**(12,167)**	(9,734)	(8,033)
Combined			
Direct written premiums	**34,799**	31,562	27,808
Assumed	**1,026**	398	297
Ceded	**(1,782)**	(2,156)	(1,413)
Net premiums written	**34,043**	29,804	26,692

17 Net investment income from the insurance business

in CHF m	**2001**	2000	1999
Non-life			
Debt securities and loans	**974**	1,029	933
Equity securities	**161**	160	115
Real estate	**127**	120	128
Mortgages	**60**	59	58
Short-term investments	**95**	109	79
Non-consolidated participations	**15**	48	6
Investment income	**1,432**	1,525	1,319
Realized gains/(losses) on real estate	**170**	38	20
Realized gains/(losses) on other investments	**750**	1,022	482
(Depreciation)/appreciation on investments	**(31)**	(28)	(30)
Gains/(losses) on investments	**889**	1,032	472
Investment expenses	**(104)**	(172)	(100)
Net investment income	**2,217**	2,385	1,691
Life			
Debt securities and loans	**2,798**	2,793	2,592
Equity securities	**462**	404	387
Real estate	**395**	372	360
Mortgages	**421**	398	408
Short-term investments	**85**	67	49
Non-consolidated participations	**14**	9	0
Investment income	**4,175**	4,043	3,796
Realized gains/(losses) on real estate	**31**	40	(78)
Realized gains/(losses) on other investments	**926**	2,670	930
(Depreciation)/appreciation on investments	**(123)**	(105)	(86)
Gains/(losses) on investments	**834**	2,605	766
Investment income	**224**	214	111
Gains/(losses)	**(1,338)**	(544)	639
Net investment income where the investment risk is borne by policyholders	**(1,114)**	(330)	750
Investment expenses	**(244)**	(267)	(264)
Net investment income	**3,651**	6,051	5,048
Combined			
Debt securities and loans	**3,772**	3,822	3,525
Equity securities	**623**	564	502
Real estate	**522**	492	488
Mortgages	**481**	457	466
Short-term investments	**180**	176	128
Non-consolidated participations	**29**	57	6
Investment income	**5,607**	5,568	5,115
Gains/(losses) on investments	**1,723**	3,637	1,238
Net investment income where the investment risk is borne by policyholders	**(1,114)**	(330)	750
Investment expenses	**(348)**	(439)	(364)
Net investment income from the insurance business	**5,868**	8,436	6,739

18 Money market papers

in CHF m	31.12.01	31.12.00
Government treasury notes and bills	**10,612**	7,236
Money market placements	**15,595**	17,298
Other bills of exchange and money market papers	**5,820**	5,593
Total money market papers	**32,027**	30,127
of which rediscountable or pledgeable with central banks	**12,698**	9,162

19 Loans

19.1 Due from banks

in CHF m	31.12.01	31.12.00
Due from banks, gross	**203,821**	218,614
Valuation allowance	**(36)**	(93)
Total due from banks, net	**203,785**	218,521

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

19.2 Due from customers and mortgages

in CHF m	31.12.01	31.12.00
Due from customers, gross	**192,349**	176,627
Valuation allowance	**(6,198)**	(6,199)
Due from customers, net	**186,151**	170,428
Mortgages, gross	**95,685**	96,926
Valuation allowance	**(3,030)**	(4,494)
Mortgages, net	**92,655**	92,432
Total due from customers and mortgages, net	**278,806**	262,860

Due from customers and mortgages by sector

in CHF m	31.12.01	31.12.00
Financial services	**39,213**	39,013
Real estate companies	**17,627**	16,870
Other services including technology companies	**22,860**	22,000
Manufacturing	**12,791**	12,536
Wholesale and retail trade	**10,970**	13,411
Construction	**3,676**	3,970
Transportation and communication	**10,904**	5,005
Health and social services	**1,854**	2,813
Hotels and restaurants	**2,866**	3,103
Agriculture and mining	**1,600**	2,706
Non-profit and international organizations	**27**	210
Commercial	**124,388**	121,637
Consumers	**86,358**	87,436
Public authorities	**5,000**	4,817
Lease financings	**3,135**	2,653
Professional securities transactions and securitized loans	**69,153**	57,010
Due from customers and mortgages, gross	**288,034**	273,553
Valuation allowance	**(9,228)**	(10,693)
Total due from customers and mortgages, net	**278,806**	262,860

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

19.3 Collateral of due from customers and mortgages

in CHF m	Mortgage collateral	Other collateral	Without collateral	**Total 31.12.01**
Due from customers	**5,902**	**121,338**	**58,911**	**186,151**
Residential properties	64,856			
Business and office properties	11,487			
Commercial and industrial properties	11,117			
Other properties	5,195			
Mortgages	**92,655**			**92,655**
Total collateral	**98,557**	**121,338**	**58,911**	**278,806**
As of December 31, 2000	98,389	105,801	58,670	262,860

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

19.4 Loan valuation allowance

in CHF m	**31.12.01**	31.12.00
Due from banks	**36**	93
Due from customers	**6,198**	6,199
Mortgages	**3,030**	4,494
Total loan valuation allowance	**9,264**	10,786
of which on principal	**7,553**	8,741
of which on interest	**1,711**	2,045

Roll forward of loan valuation allowance

in CHF m	**2001**	2000	1999
At beginning of financial year	**10,786**	12,489	13,307
Net additions charged to income statement	**1,613**	973	1,015
Net write-offs	**(3,805)**	(3,509)	(2,821)
Balances acquired/(sold)	**(3)**	352	0
Provisions for interest	**400**	248	489
Foreign currency translation impact and other	**273**	233	499
At end of financial year	**9,264**	10,786	12,489

19.5 Impaired loans

in CHF m	31.12.01	31.12.00
With a specific allowance	**12,957**	14,493
Without a specific allowance	**912**	1,186
Total impaired loans, gross	**13,869**	15,679

Impaired loans include non-performing loans, non-interest earning loans, troubled debt restructuring and potential problem loans. Troubled debt restructuring consists of: loans that are accruing at interest rates different from the original terms of such loans; restructurings involving the forgiveness of principal and/or accrued interest; or restructurings involving the receipt of an equity interest from the counterparty. On receipt of cash, suspended interest is recovered first, except when amounts are outstanding for costs and other late payment charges, in which case cash received is first applied to these costs and other late payment charges.

Potential problem loans consist of loans where interest payments are being made. However, there exists some doubt in the credit officer's assessment as to the timing and/or certainty of the repayment of contractual principal.

Other information

in CHF m	2001	2000
Average balance of impaired loans	**14,197**	16,545
Interest income which was recognized	**184**	314
Interest income recognized on a cash basis	**169**	308

20 Securities and precious metals trading portfolios

in CHF m	31.12.01	31.12.00
Listed on stock exchange	**66,308**	63,684
Unlisted	**91,434**	65,678
Debt instruments	**157,742**	129,362
of which own bonds and medium-term notes	**1,037**	837
Listed on stock exchange	**44,202**	59,454
Unlisted	**5,123**	8,081
Equity instruments	**49,325**	67,535
of which own shares	**4,410**	7,474
Precious metals	**1,307**	2,020
Total securities and precious metals trading portfolios	**208,374**	198,917
of which rediscountable or pledgeable with central banks	**77,306**	72,618
Substantial assets and liabilities included in other balance sheet positions [1]		
Lent trading positions (due from banks and customers)	**76**	183
Borrowed trading positions (due to banks and customers)	**2,996**	2,613
Derivative instruments from trading activities		
Positive replacement values (other assets)	**49,651**	43,919
Negative replacement values (other liabilities)	**52,386**	49,300

[1] These are valued at fair value and any profit/loss on them is shown under net trading income.

21 Own shares included in securities trading portfolios

	2001 No. of shares	2001 in CHF m	2000 No. of shares [1]	2000 in CHF m
In registered share equivalents, including derivatives				
At beginning of financial year	**6,035,628**	**465**	438,760	36
At end of financial year	**(92,891)**	**(7)**	6,035,628	465

[1] The number of shares has been adjusted for the 4-for-1 share split effective as of August 15, 2001.

22 Financial investments from the banking business

	Cost		Market value		Book value	
in CHF m	**31.12.01**	31.12.00	**31.12.01**	31.12.00	**31.12.01**	31.12.00
Listed on stock exchange					**14,055**	12,230
Unlisted					**2,242**	1,734
Debt instruments					**16,297**	13,964
of which valued according to the accrual method					**15,219**	13,035
of which valued at lower of cost or market	**1,176**	965	**1,098**	946	**1,078**	929
of which own bonds and medium-term notes					**31**	1
Listed on stock exchange	**3,849**	3,564	**5,706**	6,758	**3,537**	3,360
Unlisted					**15,387**	5,772
Equity instruments					**18,924**	9,132
of which own shares					**773**	0
of which qualifying participations					**2,713**	3,139
Repossessed commodities	**16**	0	**6**	0	**6**	0
Precious metals	**9**	9	**9**	9	**9**	9
Real estate	**2,291**	2,620	**2,080**	2,469	**2,070**	2,469
Total financial investments from the banking business					**37,306**	25,574
of which valued at lower of cost or market	**7,341**	7,158	**8,899**	10,182	**6,700**	6,767
of which securities rediscountable or pledgeable with central banks					**13,275**	11,056

23 Investments from the insurance business

December 31, 2001 in CHF m	**Book value**	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities issued by Swiss Federal Government, *cantonal or local governmental entities*	**8,287**	8,205	152	70	8,287
Debt securities issued by foreign governments	**19,503**	19,252	474	223	19,503
Corporate debt securities	**22,947**	22,542	672	267	22,947
Other	**15,823**	15,409	543	129	15,823
Debt securities	**66,560**	65,408	1,841	689	66,560
Equity securities	**22,332**	22,145	2,406	2,219	22,332
Total securities – available-for-sale	**88,892**	87,553	4,247	2,908	88,892
Debt securities	**1,858**	–	–	–	–
Equity securities	**37**	–	–	–	–
Total securities – *trading*	**1,895**	–	–	–	–
Own shares	**184**	–	–	–	–
Mortgage loans	**9,811**	–	–	–	–
Other loans	**4,648**	–	–	–	–
Real estate	**7,549**	–	–	–	10,376
Short-term investments and other	**3,793**	–	–	–	–
Investments from the insurance business	**116,772**	–	–	–	–
Equity securities	**10,934**	–	–	–	–
Debt securities	**2,495**	–	–	–	–
Short-term investments	**794**	–	–	–	–
Real estate	**296**	–	–	–	–
Investments where the investment risk is borne by policyholders	**14,519**	–	–	–	–
Total investments from the insurance business	**131,291**	–	–	–	–

December 31, 2000 in CHF m	Book value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	5,748	5,645	128	25	5,748
Debt securities issued by foreign governments	18,497	18,012	648	163	18,497
Corporate debt securities	36,381	35,829	1,111	559	36,381
Other	2,952	2,736	260	44	2,952
Debt securities	63,578	62,222	2,147	791	63,578
Equity securities	31,718	24,114	9,021	1,417	31,718
Total securities – available-for-sale	95,296	86,336	11,168	2,208	95,296
Own shares	59	–	–	–	–
Mortgage loans	9,424	–	–	–	–
Other loans	4,316	–	–	–	–
Real estate	7,098	–	–	–	10,072
Short-term investments and other	3,550	–	–	–	–
Investments from the insurance business	119,743	–	–	–	–
Equity securities	10,136	–	–	–	–
Debt securities	1,233	–	–	–	–
Short-term investments	1,402	–	–	–	–
Real estate	118	–	–	–	–
Investments where the investment risk is borne by policyholders	12,889	–	–	–	–
Total investments from the insurance business	132,632	–	–	–	–

24 Own shares included in financial investments from the banking and insurance business

	2001 No. of shares	2001 in CHF m	2000 No. of shares [1]	2000 in CHF m
In registered share equivalents, including derivatives				
At beginning of financial year	**471,484**	**36**	76,936	6
At end of financial year	**11,048,553**	**777**	471,484	36

[1] The number of shares has been adjusted for the 4-for-1 share split effective as of August 15, 2001.

25 Non-consolidated participations

in CHF m	Cost	Accumulated write-offs	Net book value 31.12.00	Additions	Disposals	Write-offs	Balances acquired/ (sold)	Foreign currency translation and transfers	Net book value 31.12.01
Investments in associates	1,459	0	1,459	173	(267)	(15)	(4)	133	**1,479**
Other non-consolidated participations	385	(15)	370	217	(86)	(71)	0	(63)	**367**
Total non-consolidated participations	**1,844**	**(15)**	**1,829**	**390**	**(353)**	**(86)**	**(4)**	**70**	**1,846**
Listed on stock exchange			0						**178**
Unlisted			1,829						**1,668**

26 Tangible fixed assets

in CHF m	Own use premises	Real estate investment	Leasehold improvements	Other physical assets	Total 2001
Historical cost					
At beginning of financial year	6,772	508	2,175	5,152	**14,607**
Additions	349	22	377	1,154	**1,902**
Disposals and write-offs	(91)	(16)	(414)	(462)	**(983)**
Balances acquired/(sold)	(14)	(3)	(82)	(13)	**(112)**
Reclassifications [1]	(233)	(56)	(53)	(13)	**(355)**
Foreign currency translation impact	(5)	7	41	28	**71**
At end of financial year	**6,778**	**462**	**2,044**	**5,846**	**15,130**
Accumulated depreciation					
At beginning of financial year	1,186	61	471	2,976	**4,694**
Depreciation	192	15	206	1,063	**1,476**
Disposals and write-offs	(39)	1	(56)	(224)	**(318)**
Balances acquired/(sold)	(9)	(3)	2	(6)	**(16)**
Reclassifications [1]	(116)	(6)	7	(27)	**(142)**
Foreign currency translation impact	(3)	(1)	8	10	**14**
At end of financial year	**1,211**	**67**	**638**	**3,792**	**5,708**
Net book value at end of financial year	**5,567**	**395**	**1,406**	**2,054**	**9,422**
Net book value at beginning of financial year	5,586	447	1,704	2,176	9,913

[1] Including CHF 148 m transfer to real estate held-for-investment from the insurance business, CHF 45 m to real estate held-for-sale and CHF 33 m to intangible assets.

Fire insurance values

in CHF m	31.12.01	31.12.00
Real estate (including investments from the insurance business)	**18,462**	18,625
Other tangible fixed assets	**3,911**	3,889

27 Operating leases

in CHF m	31.12.01
2002	**803**
2003	**715**
2004	**649**
2005	**601**
2006	**534**
Thereafter	**5,123**
Future operating lease commitments	**8,425**
Minimum non-cancelable sublease rentals	**(291)**
Total net future minimum lease commitments	**8,134**

Rental expenses

in CHF m	2001	2000
Minimum rentals	**860**	585
Contingent rentals	**0**	3
Gross rental expenses	**860**	588
Sublease rental income	**(43)**	(17)
Total net rental expenses	**817**	571

28 Intangible assets

in CHF m	Acquired intangible assets	Goodwill	Present value of future profits [1]	Software	Other intangible assets	Total 2001
Historical cost						
At beginning of financial year	7,291	13,201	2,575	1,084	144	**24,295**
Additions	39	1,607	59	673	23	**2,401**
Disposals and write-offs	(739)	(283)	0	(196)	(3)	**(1,221)**
Unrealized gains/(losses)	–	–	31	–	–	**31**
Balances acquired/(sold)	0	0	0	(27)	(74)	**(101)**
Reclassifications [2]	0	(52)	11	1	0	**(40)**
Foreign currency translation impact	199	247	(46)	1	1	**402**
At end of financial year	**6,790**	**14,720**	**2,630**	**1,536**	**91**	**25,767**
Accumulated depreciation						
At beginning of financial year	171	332	53	331	109	**996**
Depreciation and amortization	793	770	237 [3]	377	10	**2,187**
Disposals and write-offs	(69)	(36)	0	(51)	0	**(156)**
Balances acquired/(sold)	0	0	0	(14)	(61)	**(75)**
Reclassifications [2]	0	(4)	11	(25)	0	**(18)**
Foreign currency translation impact	(3)	(6)	(6)	(3)	1	**(17)**
At end of financial year	**892**	**1,056**	**295**	**615**	**59**	**2,917**
Net book value at end of financial year	**5,898**	**13,664**	**2,335**	**921**	**32**	**22,850**
Net book value at beginning of financial year	7,120	12,869	2,522	753	35	23,299

[1] PVFP: Present value of anticipated profits embedded in each life and health insurance portfolio purchased, see note 1 'Summary of significant accounting policies'.
[2] Including CHF 33 m transfer from tangible assets and CHF 46 m to provisions.
[3] Interest accrued of CHF 157 m on the unamortized PVFP balance is presented net against amortization.

29 Other assets

in CHF m	31.12.01	31.12.00
Trading derivative instruments	**49,651**	43,919
Other derivative instruments	**1,378**	1,118
Positive replacement value of derivative instruments	**51,029**	45,037
Deferred tax asset	**6,910**	6,883
Other	**5,857**	2,748
Total other assets	**63,796**	54,668

30 Assets pledged or assigned and assets subject to ownership reservation [1]

in CHF m	31.12.01	31.12.00
Assets pledged and assigned as collateral	**141,993**	108,770
of which assets provided with the right to sell or repledge with respect to securities lending	**125,274**	91,968
Actual commitments secured	**114,785**	92,940

[1] None of the Group's assets were under reservation of ownership, either in the current or in the previous year.

Other information

in CHF m	31.12.01	31.12.00
Cash restricted under Swiss and foreign banking regulations	**13,529**	9,872

31 Medium-term notes and bonds

in CHF m	31.12.01	31.12.00
Medium-term notes (cash bonds)	**3,019**	3,225
Bonds issued by Credit Suisse Group and subsidiaries	**80,015**	63,985
Bonds issued by central issuing office of the Association of Swiss Regional Banks	**0**	38
Mortgage bonds issued by the Swiss Mortgage Bond Bank	**1,490**	1,501
Bonds and mortgage-backed bonds	**81,505**	65,524
Total medium-term notes and bonds	**84,524**	68,749
of which subordinated bonds	**20,746**	21,769

Maturity structure

in CHF m	Medium-term notes	Bonds	Total 31.12.01
2002	991	18,267	**19,258**
2003	986	11,000	**11,986**
2004	698	7,790	**8,488**
2005	183	11,166	**11,349**
2006	100	13,280	**13,380**
Thereafter	61	20,002	**20,063**
Total	**3,019**	**81,505**	**84,524**

32 Other liabilities

in CHF m	31.12.01	31.12.00
Trading derivative instruments	**52,386**	49,300
Other derivative instruments	**808**	782
Negative replacement value of derivative instruments	**53,194**	50,082
Compensation account	**462**	325
Other	**2,837**	7,246
Total other liabilites	**56,493**	57,653

33 Valuation allowances and provisions

in CHF m	Valuation allowances [1]	Provision for credit risks [2]	Provision for other business risks	Provision for restructuring [3]	Other provisions	Provision for taxes	Total 2001	Total excluding allowances 2001
At beginning of financial year	10,789	391	702	1,033	1,199	9,782	**23,896**	**13,107**
Net additions charged to income statement	1,634	84	157	63	807	1,540 [4]	**4,285**	**2,651**
Net additions charged to equity	–	–	–	–	–	(1,152) [5]	**(1,152)**	**(1,152)**
Net write-offs	(3,805)	(14)	(180)	(844)	(582)	(1,108)	**(6,533)**	**(2,728)**
Balances acquired/(sold)	(3)	0	(1)	0	(1)	23	**18**	**21**
Provisions for interest	402	0	0	0	0	0	**402**	**0**
Change in definition of purpose (reclassifications)	252	(178)	(103)	(1)	107	(333)	**(256)**	**(508)**
Foreign currency translation impact	50	8	8	38	9	(92)	**21**	**(29)**
At end of financial year	**9,319**	**291**	**583**	**289**	**1,539**	**8,660**	**20,681**	**11,362**

[1] Including valuation allowances for money market papers and debt instruments included in financial investments from the banking business.
[2] Including off-balance sheet risks.
[3] *In 2001 the restructuring provision for Donaldson, Lufkin & Jenrette declined by CHF 676 m from CHF 854 m to CHF 178 m.*
[4] The increase in deferred tax assets of CHF 1,054 m is not included in provisions for taxes and deferred taxes.
[5] Change owing to deferred taxes on unrealized gains/losses on investments from the insurance business.

34 Technical provisions for the insurance business

in CHF m	Gross 31.12.01	Net 31.12.01	Gross 31.12.00	Net 31.12.00
Non-life				
Provision for unearned premiums	**6,415**	**5,987**	5,823	4,996
Provision for future policyholder benefits (health)	**3,414**	**3,413**	3,071	3,071
Provision for unpaid claims and claim adjustment expenses	**18,656**	**15,486**	19,962	15,560
Actuarial provision for annuities	**1,507**	**1,409**	1,330	1,324
Provision for future dividends to policyholders	**1,454**	**1,443**	1,702	1,702
Technical provision	**31,446**	**27,738**	31,888	26,653
Life				
Provision for unearned premiums	**15**	**13**	24	21
Provision for future policyholder benefits	**84,829**	**84,085**	78,496	77,852
Provision for death and other benefits	**3,712**	**3,635**	3,990	3,929
Provision for future dividends to policyholders	**4,328**	**4,327**	6,909	6,908
Bonuses left on deposit	**3,458**	**3,458**	3,395	3,395
Technical provision	**96,342**	**95,518**	92,814	92,105
Provisions for insurance policies, where the investment risk is borne by policyholders	**15,098**	**15,098**	13,417	13,417
Total technical provisions for the insurance business	**142,886**	**138,354**	138,119	132,175

35 Statement of shareholders' equity

in CHF m	Reserve for general banking risks	Share capital	Capital reserves	Revaluation reserves	Retained earnings including net profit	Minority interests [1]	Total
As of December 31, 1998	2,048	5,382	10,994	5,994	523	1,619	26,560
Dividends paid					(1,375)	(55)	(1,430)
Capital increases, par value and capital surplus		62	701			3	766
Transfer of reserves			5		(5)		0
Balances acquired/(sold)						226	226
Acquisition of minority interests						(643)	(643)
Change in revaluation reserves, net				(479)		(36)	(515)
Foreign currency translation impact					1,346	(28)	1,318
Reclassifications from provisions	3						3
Allocation of reserve for general banking risks	101						101
Release of reserve for general banking risks	(21)						(21)
Net profit					4,250	68	4,318
As of December 31, 1999	2,131	5,444	11,700	5,515	4,739	1,154	30,683
of which reserve for own shares			600		0		600
Dividends paid					(1,931)	(55)	(1,986)
Capital increases, par value and capital surplus		565	8,151			911	9,627
Transfer of reserves			31		(31)		0
Balances acquired/(sold)						190	190
Acquisition of minority interests						(1)	(1)
Change in revaluation reserves, net				(726)		228	(498)
Foreign currency translation impact					(610)	(93)	(703)
Reclassifications from provisions	6						6
Allocation of reserve for general banking risks	190						190
Release of reserve for general banking risks	(8)						(8)
Net profit					5,785	237	6,022
As of December 31, 2000	2,319	6,009	19,882	4,789	7,952	2,571	43,522
of which reserve for own shares			600		0		600
Dividends paid					(14)	(161)	**(175)**
Repayment out of share capital		(2,392)					**(2,392)**
Capital increases, par value and capital surplus		11	164			985	**1,160**
Cancellation of repurchased shares		(38)	(531)				**(569)**
Balances acquired/(sold)						(241)	**(241)**
Acquisition of minority interests						(12)	**(12)**
Change in revaluation reserves, net				(4,040)		(258)	**(4,298)**
Foreign currency translation impact					102	10	**112**
Net profit					1,587	227	**1,814**
As of December 31, 2001	**2,319**	**3,590**	**19,515**	**749**	**9,627**	**3,121**	**38,921**
of which reserve for own shares			69		2,400		**2,469**

[1] For further information see next page (redeemable preferred securities).

Significant shareholders:
BZ Group Holding has notified Credit Suisse Group that it held as of December 31, 2001, on a consolidated basis 86,526,357 registered shares, corresponding to 7.2% of the total issued and outstanding registered shares of Credit Suisse Group, of which 1.3% were recorded in the share register of Credit Suisse Group with the right to vote.

35 Statement of shareholders' equity (continued)

Redeemable preferred securities

The Group has non-cumulative guaranteed perpetual preferred securities (preferred securities) outstanding as listed below. They are issued through fully owned special purpose subsidiaries in Guernsey, Channel Islands, that are established for the exclusive purpose of issuing such preferred securities and investing the gross proceeds in notes receivable of the Group, and engaging in related necessary activities. The preferred securities are classified as minority interests. The Group has made unsecured, subordinated guarantees for the benefit of the holders of the preferred securities.

Issuer	Issue date	Notional amount Currency	Notional amount in m	Liquidation value in CHF m	Coupon rate	Related notes issued by CSG solely redeemable by issuer on and after
Credit Suisse First Boston Capital (Guernsey) I Ltd.	June 1999	USD	125	209	3.683% [1]	June 29, 2004
Credit Suisse Group Capital (Guernsey) II Ltd.	June 2000	EUR	250	371	7.974%	June 21, 2010
Credit Suisse Group Capital (Guernsey) III Ltd.	June 2000	GBP	150	364	8.514%	June 15, 2015
Credit Suisse Group Capital (Guernsey) IV Ltd.	June 2000	CHF	150	150	6.500%	June 30, 2010
Credit Suisse Group Capital (Guernsey) V Ltd.	November 2001	EUR	400	593	6.905%	November 7, 2011
Credit Suisse Group Capital (Guernsey) VI Ltd.	December 2001	JPY	30,500	389	3.570%	December 18, 2011
Total as of December 31, 2001				**2,076**		

[1] Based on six-month LIBOR as of December 29, 2001 plus 1.70%.

36 Liabilities due to own pension funds

in CHF m	**31.12.01**	31.12.00
Liabilities due to own pension funds	**1,650**	722

37 Loans to members of the Group's governing bodies [1]

in CHF m	**31.12.01**	31.12.00	31.12.99
At beginning of financial year	**88**	75	57
Additions	**2**	24	22
Reductions	**(36)**	(11)	(4)
At end of financial year	**54**	88	75
Loans to companies controlled by members of the Group's governing bodies	**0**	112	112
Contingent liabilities towards companies controlled by members of the Group's governing bodies	**0**	105	107

[1] Members of the Group's governing bodies are defined as members of the Credit Suisse Group Board of Directors and the Group Executive Board.

38 Maturity structure of current assets and borrowed funds

in CHF m	At sight	Redeemable by notice	Due within 3 months	Due within 3 to 12 months	Due within 12 months to 5 years	Due after 5 years	No maturity	Total 31.12.01
Current assets								
Cash and other liquid assets	3,092							**3,092**
Money market papers	10,519	233	18,488	2,555	219	13		**32,027**
Due from banks	18,774	64,790	103,754	14,688	1,508	271		**203,785**
Receivables from the insurance business		11,823						**11,823**
Due from customers	36,159	40,315	65,388	18,846	16,009	9,434		**186,151**
Mortgages	1	24,008	8,066	14,292	31,968	14,320		**92,655**
Securities and precious metals trading portfolios	208,374							**208,374**
Financial investments from the banking business	18,940	476	423	4,301	10,715	381	2,070	**37,306**
Total current assets	**295,859**	**141,645**	**196,119**	**54,682**	**60,419**	**24,419**	**2,070**	**775,213**
As of December 31, 2000	276,648	54,012	291,022	45,958	50,180	28,509	2,469	748,798
Borrowed funds								
Money market papers issued	0	0	16,479	1,603	1,160	10		**19,252**
Due to banks	126,483	35,939	148,910	23,262	503	835		**335,932**
Payables from the insurance business	11,864							**11,864**
Due to customers in savings and investment deposits	11	37,903	119	91	109	314		**38,547**
Due to customers, other	88,143	25,228	122,458	9,786	12,503	3,634		**261,752**
Medium-term notes (cash bonds)	0	0	140	851	1,967	61		**3,019**
Bonds and mortgage-backed bonds	0	0	4,224	14,043	43,236	20,002		**81,505**
Total borrowed funds	**226,501**	**99,070**	**292,330**	**49,636**	**59,478**	**24,856**		**751,871**
As of December 31, 2000	226,768	63,304	317,156	45,136	34,866	25,725		712,955

39 Securities lending and borrowing and repurchase agreements

in CHF m	31.12.01	31.12.00
Due from banks	**71**	174
Due from customers	**5**	9
Securities lending	**76**	183
Due from banks	**163,666**	179,494
Due from customers	**66,921**	53,100
Reverse repurchase agreements	**230,587**	232,594
Due to banks	**2,823**	2,287
Due to customers	**173**	326
Securities borrowing	**2,996**	2,613
Due to banks	**138,450**	130,331
Due to customers	**67,688**	40,844
Repurchase agreements	**206,138**	171,175

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

Other information

in CHF m	31.12.01	31.12.00
Collateral received at fair value with the right to sell or repledge	**368,020**	300,929
of which sold or repledged at fair value	**362,962**	291,539

40 Balance sheet by origin [1)]

in CHF m	Switzerland 31.12.01	Foreign 31.12.01	Switzerland 31.12.00	Foreign 31.12.00
Assets				
Cash and other liquid assets	**2,725**	**367**	2,589	339
Money market papers	**3,758**	**28,269**	3,203	26,924
Due from banks	**3,829**	**199,956**	6,510	212,011
Receivables from the insurance business	**5,734**	**6,089**	3,751	6,120
Due from customers	**35,473**	**150,678**	35,624	134,804
Mortgages	**74,740**	**17,915**	72,012	20,420
Securities and precious metals trading portfolios	**8,962**	**199,412**	15,108	183,809
Financial investments from the banking business	**5,100**	**32,206**	4,109	21,465
Investments from the insurance business	**50,800**	**80,491**	53,396	79,236
Non-consolidated participations	**986**	**860**	580	1,249
Tangible fixed assets	**4,666**	**4,756**	4,675	5,238
Intangible assets	**904**	**21,946**	778	22,521
Accrued income and prepaid expenses	**3,879**	**14,216**	2,847	13,447
Other assets	**6,871**	**56,925**	5,522	49,146
Total assets	**208,427**	**814,086**	210,704	776,729
Liabilities and shareholders' equity				
Money market papers issued	**361**	**18,891**	175	23,001
Due to banks	**34,032**	**301,900**	42,051	317,390
Payables from the insurance business	**6,999**	**4,865**	3,563	5,244
Due to customers in savings and investment deposits	**35,152**	**3,395**	35,555	3,678
Due to customers, other	**76,070**	**185,682**	58,215	155,334
Medium-term notes (cash bonds)	**3,019**	**0**	3,225	0
Bonds and mortgage-backed bonds	**10,248**	**71,257**	11,688	53,836
Accrued expenses and deferred income	**3,845**	**21,667**	3,966	24,055
Other liabilities	**4,555**	**51,938**	9,305	48,348
Valuation adjustments and provisions	**2,673**	**8,689**	4,347	8,760
Technical provisions for the insurance business	**57,984**	**80,370**	55,580	76,595
Shareholders' equity (excluding minority interests)	**12,217**	**23,583**	15,087	25,864
Minority interests	**306**	**2,815**	128	2,443
Total liabilities and shareholders' equity	**247,461**	**775,052**	242,885	744,548

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

[1)] The analysis is based on customers' domicile.

41 Balance sheet by currencies

in CHF m	Swiss francs	US dollars	Other currencies	**Total 31.12.01**
Assets				
Cash and other liquid assets	2,475	63	554	**3,092**
Money market papers	3,724	17,666	10,637	**32,027**
Due from banks	6,636	118,093	79,056	**203,785**
Receivables from the insurance business	5,734	870	5,219	**11,823**
Due from customers	37,292	120,485	28,374	**186,151**
Mortgages	75,879	16,076	700	**92,655**
Securities and precious metals trading portfolios	10,351	110,666	87,357	**208,374**
Financial investments from the banking business	9,858	16,994	10,454	**37,306**
Investments from the insurance business	50,827	3,723	76,741	**131,291**
Non-consolidated participations	945	755	146	**1,846**
Tangible fixed assets	4,763	2,663	1,996	**9,422**
Intangible assets	909	18,023	3,918	**22,850**
Accrued income and prepaid expenses	3,987	6,108	8,000	**18,095**
Other assets	4,703	47,243	11,850	**63,796**
Total assets	**218,083**	**479,428**	**325,002**	**1,022,513**
As of December 31, 2000	218,531	483,055	285,847	987,433
Liabilities and shareholders' equity				
Money market papers issued	162	18,866	224	**19,252**
Due to banks	28,600	173,822	133,510	**335,932**
Payables from the insurance business	6,999	132	4,733	**11,864**
Due to customers in savings and investment deposits	38,252	0	295	**38,547**
Due to customers, other	53,667	160,422	47,663	**261,752**
Medium-term notes (cash bonds)	3,019	0	0	**3,019**
Bonds and mortgage-backed bonds	13,981	47,755	19,769	**81,505**
Accrued expenses and deferred income	3,279	17,932	4,301	**25,512**
Other liabilities	3,557	47,796	5,140	**56,493**
Valuation adjustments and provisions	2,578	3,887	4,897	**11,362**
Technical provisions for the insurance business	57,984	2,943	77,427	**138,354**
Shareholders' equity (excluding minority interests)	11,925	14,644	9,231	**35,800**
Minority interests	448	278	2,395	**3,121**
Total liabilities and shareholders' equity	**224,451**	**488,477**	**309,585**	**1,022,513**
As of December 31, 2000	226,624	463,693	297,116	987,433

42 Share-based compensation

All share-related data have been adjusted for the 4-for-1 share split effective as of August 15, 2001.

The Group has adopted several share-based compensation programs, which are a key feature of the overall compensation package to senior executives. These programs generally represent a portion of the employee bonuses. They are also awarded as retention incentives or special awards. At December 31, 2001 the Group had conditional capital of 45,206,248 shares available for future share-based option and award programs. However the Group is also able to satisfy its obligation for these programs through share repurchases.

Incentive share option plans

The Group has share option plans under which incentive options may be periodically granted to key employees. The options are granted at an exercise price not less than fair value of the shares at the date of grant, have a vesting term of between zero and three years following the date of grant, are generally blocked from exercise for four years following the date of grant and generally expire from four to ten years from the date of grant. Additionally, some plans are subject to performance-based vesting criteria.

Most of the options granted through and including the year 1999 have performance features that allow vesting upon the attainment of specified share prices or earnings levels. Options granted in 1996 included a five year performance-based feature and were granted at a price of CHF 33.13 per share, and options granted in 1998 included a five year performance-based feature and were granted at a price of CHF 67.50 per share. Options vesting due to the attainment of performance criteria totaled 3,780,000 and 13,180,000, respectively, during 1999 and 1998. At December 31, 2001, no outstanding options were subject to performance-based vesting requirements.

In connection with the acquisition of DLJ, the Group replaced certain outstanding options to purchase shares of DLJ previously granted by DLJ. Specifically, in November 2000, the Group granted 24,400,144 vested and unvested options to the holders of the DLJ options. The following tables and amounts include the effect of these grants. There were no compensation charges at the date of grant; however, a deferred expense was recorded for the fair value of options, which vest as employees provide future service. This amount will be amortized as compensation expense in future years as the service requirements are satisfied.

The Group recognized no other compensation expense related to option plans in 2001, 2000 or 1999. For certain share option plans, the employee may elect to receive cash in lieu of shares. In 2001, 2000 and 1999, options totaling 3,135,000, 5,264,000 and 3,604,000, respectively, were exercised in this manner. In January 2002, pursuant to the Group's incentive compensation plans, 32,181,261 options were granted at an exercise price of 65.75.

During 2001 certain vesting schedules were accelerated according to the terms and conditions of the plans. Those options are included in the number of exercisable options and in the pro forma expenses for 2001.

42 Share-based compensation (continued) [1]

in CHF (except no. of options)	**Number of options 2001**	**Weighted-average exercise price 2001**	Number of options 2000	Weighted-average exercise price 2000	Number of options 1999	Weighted-average exercise price 1999
Outstanding at beginning of financial year	**54,988,916**	**62.03**	18,092,396	49.02	19,608,396	42.94
Granted during the year [2]	**39,890,090**	**68.21**	47,977,904 [3]	60.04	2,356,000	73.92
Exercised during the year	**(5,752,475)**	**39.53**	(9,906,516)	30.46	(3,832,000)	33.13
Forfeited during the year	**(1,550,108)**	**34.42**	(1,174,868)	46.11	(40,000)	61.65
Outstanding at end of financial year	**87,576,423**	**66.81**	54,988,916	62.03	18,092,396	49.02
Exercisable at end of financial year	**15,742,784**	**45.45**	11,547,612	29.18	10,100,000	34.96

[1] Certain restatements have been made to prior-period amounts to conform to the current presentation.
[2] Includes substantial amount of share options granted to employees subsequent to the fiscal year-end as part of the fiscal year-end compensation.
[3] Includes options, totaling 24,400,144, granted to former holders of DLJ options at a weighted-average exercise price of CHF 36.22.

Details on outstanding and exercisable options

December 31, 2001	Range of exercise price in CHF	Options outstanding: Number of options outstanding	Weighted-average remaining life in years	Weighted-average exercise price in CHF	Options exercisable: Number of options exercisable	Weighted-average exercise price in CHF
	12.50–25.00	4,556,920	4.08	15.44	4,556,920	15.44
	25.01–37.50	1,987,600	5.98	34.90	1,826,376	35.31
	37.51–50.00	4,615,516	7.37	44.58	2,013,256	44.50
	50.01–62.50	7,414,993	7.68	53.83	2,589,284	54.27
	62.51–75.00	41,209,174	1.37	66.79	3,060,696	67.45
	75.01–100.00	27,792,220	9.00	84.72	1,696,252	84.94
		87,576,423	4.89	66.81	15,742,784	45.45

Share option plans – pro forma information

The pro forma disclosure below is based on a fair value measure of accounting. For option plans with cash settlement feature, the pro forma expenses of the period, is the change of the intrinsic value of the options outstanding during the period. The pro forma expense for option plans with no cash settlement feature is calculated based on the fair value at the grant date for those options, which have vested during the period.

in CHF m, except the per share amounts		**2001**	2000	1999
Net profit	As reported	**1,587**	5,785	4,250
	Pro forma [1] [2] [3]	**1,026**	5,428	3,921
Earnings per share	As reported	**1.33**	5.21	3.92
	Pro forma [1] [2] [3]	**0.86**	4.89	3.61
Earnings per share – diluted	As reported	**1.32**	5.19	3.89
	Pro forma [1] [2] [3]	**0.85**	4.87	3.59

[1] The above pro forma amounts are not indicative of future reported net profit amounts.
[2] The pro forma net profit calculation include options granted subsequent to the fiscal year-end as part of the year-end compensation.
[3] Certain restatements have been made to prior-period amounts to conform to the current presentation.

42 Share-based compensation (continued)

The following amounts are the weighted-average of fair values of options at the date of grant relating to options whose exercise price was equal to the market price of the Group's shares at the date of the grant. [1] [2]

in CHF	2001	2000 [3]	1999
Weighted-average fair values of options at the date of grant	**19.61**	23.11	20.35
Weighted-average exercise prices per share option granted	**68.21**	84.69	73.92

[1] Weighted-average calculation includes options granted subsequent to the fiscal year-end as part of the fiscal year-end compensation.
[2] Certain restatements have been made to prior-period amounts to conform to the current presentation.
[3] For certain options, which were granted during 2000, related to the DLJ acquisition, the exercise price was less than the market price of the Group's shares at the date of grant. For these options, the per share weighted-averages of both the fair values at the date of grant and the exercise prices were CHF 57.77 and CHF 36.22, respectively.

The fair values were estimated using the Black-Scholes option pricing model and the following weighted-average assumptions were made: [1] [2]

Share option plans

	2001	2000	1999
Expected dividend yield	**2.75%**	2.75%	2.27%
Expected life of share options, in years	**5**	5	5
Expected volatility	**37.70%**	35.12%	32.54%
Expected CHF risk-free interest rates	**2.98%**	3.19%	3.64%

[1] Weighted-average calculation includes options granted subsequent to the fiscal year-end as part of the fiscal year-end compensation.
[2] Certain restatements have been made to prior-period amounts to conform to the current presentation.

Share plans

The Group also has share plans, which provide shares to its employees. Awards are generally a fixed monetary amount with the actual number of shares being determined by the compensation committee on the date of the grant. The most significant plans are the CSG Swiss Share Plan, the CSG International Share Plan which includes the DLJ Retention Plan.

Awards under the CSG Swiss Share Plan vest 100% and are owned by the recipient upon grant. Awards under the CSG International Share Plan are subject to forfeiture provisions for 2 years. Longevity premium awards under both plans vest on the third anniversary of the date of the grant. Most of the shares granted under these plans cannot be sold before the fourth anniversary of the date of grant. Awards made in November 2000 under the DLJ Retention Plan vest over three years and can be sold upon vesting.

During 2001 certain vesting schedules were accelerated according to the terms and conditions of the plans. The expenses due to accelerated vesting are included in the profit and loss of the period.

43 Foreign currency translation rates

in CHF			Year-end rate used in the balance sheet		Average rate used in the income statement		
			31.12.01	31.12.00	**2001**	2000	1999
1	US dollar	(USD)	**1.6754**	1.6346	**1.6900**	1.6700	1.4900
1	Euro	(EUR)	**1.4824**	1.5242	**1.5100**	1.5400	1.5800
1	British pound sterling	(GBP)	**2.4282**	2.4442	**2.4300**	2.5300	2.4000
1	Canadian dollar	(CAD)	**1.0534**	1.0899	**1.0900**	1.1200	1.0000
1	Singapore dollar	(SGD)	**0.9056**	0.9437	**0.9400**	0.9700	0.8800
1	Hong Kong dollar	(HKD)	**0.2149**	0.2096	**0.2165**	0.2140	0.1910
100	German marks	(DEM)	**75.7939**	77.9311	**77.2300**	78.8000	81.0000
100	Dutch guilders	(NLG)	**67.2684**	69.1652	**68.5500**	69.9500	71.9000
100	French francs	(FRF)	**22.5990**	23.2363	**23.0300**	23.5000	24.1500
100	Italian lire	(ITL)	**0.0766**	0.0787	**0.0780**	0.0795	0.0820
100	Japanese yen	(JPY)	**1.2759**	1.4252	**1.3900**	1.5500	1.3100
100	Spanish pesetas	(ESP)	**0.8909**	0.9160	**0.9080**	0.9260	0.9520

44 Principle participations

Principal fully consolidated participations as of December 31, 2001

Company name (% of equity capital held)		Domicile	Currency	Capital in m
Credit Suisse Group		**Zurich, Switzerland**		
100	Credit Suisse	Zurich, Switzerland	CHF	3,114.7
100	Credit Suisse First Boston	Zurich, Switzerland	CHF	4,399.7
100	"Winterthur" Swiss Insurance Company	Winterthur, Switzerland	CHF	193.7
99	Neue Aargauer Bank	Aarau, Switzerland	CHF	273.8
50	Swisscard AECS AG	Zurich, Switzerland	CHF	0.1
100	Bank Leu AG	Zurich, Switzerland	CHF	200.0
100 [1]	Bank Hofmann AG	Zurich, Switzerland	CHF	30.0
88	Clariden Holding AG	Zurich, Switzerland	CHF	8.1
100	BGP Banca di Gestione Patrimoniale S.A.	Lugano, Switzerland	CHF	50.0
100	Bank Leu (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	25.0
100	Credit Suisse Fides	Zurich, Switzerland	CHF	5.0
100	Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0
100	Credit Suisse Trust Holdings Ltd.	St. Peter Port, Guernsey	GBP	2.0
100	Credit Suisse IT Assets AG	Zurich, Switzerland	CHF	2.4
100	Fides Information Services	Zurich, Switzerland	CHF	1.0
100	Credit Suisse Group Finance (Guernsey) Ltd.	St. Peter Port, Guernsey	CHF	0.0
100	Credit Suisse Group Capital (Guernsey) II Ltd.	St. Peter Port, Guernsey	EUR	0.0
100	Credit Suisse Group Capital (Guernsey) III Ltd.	St. Peter Port, Guernsey	GBP	0.0
100	Credit Suisse Group Capital (Guernsey) IV Ltd.	St. Peter Port, Guernsey	CHF	0.0
100	Credit Suisse Group Capital (Guernsey) V Ltd.	St. Peter Port, Guernsey	EUR	0.0
100	Credit Suisse Group Capital (Guernsey) VI Ltd.	St. Peter Port, Guernsey	JPY	0.0
100	Credit Suisse Group Finance (U.S.) Inc.	Wilmington, DE, USA	USD	600.0
100	Credit Suisse Group Finance (Luxembourg) S.A.	Luxembourg, Luxembourg	EUR	0.1
100	Credit Suisse First Boston Private Equity	Zug, Switzerland	CHF	0.0
100	Merban Equity	Zug, Switzerland	CHF	0.0
100	CSFB IGP	Zug, Switzerland	CHF	0.0
100	PE Portfolio Investment Holding	Zug, Switzerland	CHF	0.0
100	Credit Suisse Group PE Holding AG	Zug, Switzerland	CHF	12.0
100 [2]	Credit Suisse First Boston International	London, United Kingdom	USD	682.3
88	Hotel Savoy Baur en Ville	Zurich, Switzerland	CHF	7.5
100	Wincasa	Winterthur, Switzerland	CHF	1.5

[1] 33.33% held by Credit Suisse.
[2] 80% held by Credit Suisse First Boston.

44 Principle participations (continued)

Principal fully consolidated participations as of December 31, 2001

Company name (% of equity capital held)		Domicile	Currency	Capital in m
100	**Credit Suisse**	**Zurich, Switzerland**	CHF	3,114.7
94	City Bank	Zurich, Switzerland	CHF	7.5
100	Schweizerische Schiffshypothekenbank	Basle, Switzerland	CHF	10.0
100	Credit Suisse Immobilien Leasing AG	Zurich, Switzerland	CHF	3.0
50	Credit Suisse Fleetmanagement	Zurich, Switzerland	CHF	7.0
94	Innoventure Capital AG	Zurich, Switzerland	CHF	10.0
100	WECO Inkasso AG	Zurich, Switzerland	CHF	0.5
100	ABZ Finanz- und Beteiligungsgesellschaft AG	Zug, Switzerland	CHF	4.0
100	Credit Suisse (UK) Ltd.	London, United Kingdom	GBP	24.5
100	Credit Suisse (Guernsey) Ltd.	St. Peter Port, Guernsey	GBP	4.0
100	Credit Suisse (Gibraltar) Ltd.	Marina Bay, Gibraltar	GBP	5.0
100	Credit Suisse (Bahamas) Ltd.	Nassau, Bahamas	USD	12.0
100	Credit Suisse Hottinguer S.A.	Paris, France	EUR	52.9
100	Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	DEM	20.0
100	Credit Suisse (Italy) S.p.A.	Milan, Italy	ITL	66,017.0
100	Credit Suisse Gestion S.G.I.I.C. S.A.	Madrid, Spain	EUR	2.4
100	Credit Suisse Asesoramiento y Servicios S.A.	Madrid, Spain	EUR	0.1
100	Credit Suisse Investment Consulting (Taiwan) Ltd.	Taipei, Taiwan	TWD	30.0
100	Credit Suisse Investment Advisory (Hong Kong) Ltd.	Hong Kong, China	HKD	1.0
100	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	25.0
100	Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0
100	Credit Suisse (Austria) Vermögensverwaltungs AG	Vienna, Austria	EUR	0.1
100	Credit Suisse Securities Ltd.	London, United Kingdom	GBP	10.0
100	Swiss American Corporation	New York, NY, USA	USD	38.9
100	JOHIM (Holdings) Ltd.	London, United Kingdom	GBP	0.0
100	EFFUS AG	Zurich, Switzerland	CHF	15.0
100	General de Valores y Cambios, S.V.B., S.A. (GVC)	Barcelona, Spain	EUR	5.4
100	GVC, Gestion, S.G.I.I.C., S.A.	Barcelona, Spain	EUR	0.7
100	Frye-Louis Capital Management Holding Co., Inc.	Wilmington, DE, USA	USD	12.1
60 [1]	Swiss Egyptian Portfolio Management	Cairo, Egypt	EGP	4.5
100	Capital.e AG	Zug, Switzerland	CHF	0.1
100	Credit Suisse International Services Ltd.	St. Peter Port, Guernsey	USD	0.0
100	CSPB Non-Traditional Investments Ltd.	Nassau, Bahamas	USD	0.1
100	Pearl Investment Management Ltd.	Nassau, Bahamas	USD	0.0
100	***Credit Suisse First Boston***	**Zurich, Switzerland**	CHF	4,399.7
100 [2]	Credit Suisse First Boston, Inc.	New York, NY, USA	USD	187.0
100	Credit Suisse First Boston Corp.	New York, NY, USA	USD	1.0
100	Credit Suisse First Boston Mortgage Capital LLC	New York, NY, USA	USD	0.0
100	Credit Suisse First Boston Management Corp.	New York, NY, USA	USD	30.3
100	Credit Suisse First Boston (USA), Inc.	New York, NY, USA	USD	389.6
100	Donaldson, Lufkin & Jenrette Securities Corp.	New York, NY, USA	USD	0.0
100	Banco de Investimentos Credit Suisse First Boston S.A.	São Paulo, Brazil	BRL	164.8
100	Credit Suisse First Boston (Bahamas) Ltd.	Nassau, Bahamas	USD	16.9
100	Credit Suisse First Boston Canada	Toronto, Canada	CAD	157.3
100	AJP Cayman Ltd.	George Town, Cayman Islands	USD	101.2
100	Credit Suisse First Boston Aktiengesellschaft	Frankfurt, Germany	EUR	109.9
100	Bank Credit Suisse First Boston AO	Moscow, Russia	USD	37.8
100	Credit Suisse First Boston (Cyprus) Ltd.	Limassol, Cyprus	USD	725.0
75	Credit Suisse First Boston (India) Securities Ltd.	Mumbai, India	INR	979.8
100	Credit Suisse First Boston Investments (Guernsey) Ltd.	St. Peter Port, Guernsey	USD	300.0
100	Credit Suisse First Boston Capital (Guernsey) I Ltd.	St. Peter Port, Guernsey	USD	0.0
80 [3]	Credit Suisse First Boston International	London, United Kingdom	USD	682.3
100	Credit Suisse First Boston (International) Holding AG	Zug, Switzerland	CHF	37.5
100	Credit Suisse First Boston International (Guernsey) Ltd.	St. Peter Port, Guernsey	USD	0.2

[1] 75% voting rights.
[2] 43% voting rights held by Credit Suisse Group.
[3] 20% held by Credit Suisse Group.

44 Principle participations (continued)

Principal fully consolidated participations as of December 31, 2001

Company name (% of equity capital held)		Domicile	Currency	Capital in m
100	Credit Suisse First Boston (Europe) Ltd.	London, United Kingdom	USD	27.3
100	Credit Suisse First Boston Equities Ltd.	London, United Kingdom	GBP	15.0
100	Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0
100	Credit Suisse First Boston Pacific Capital Markets Ltd.	Sydney, Australia	AUD	10.0
100	Credit Suisse First Boston (Cayman) Ltd.	George Town, Cayman Islands	USD	0.0
100	Credit Suisse First Boston (Hong Kong) Ltd.	Hong Kong, China	HKD	381.1
100	Credit Suisse First Boston NZ Restructuring No. 1 Ltd.	Wellington, New Zealand	NZD	10.0
100	Credit Suisse First Boston (Singapore) Ltd.	Singapore, Singapore	SGD	163.7
100	Credit Suisse First Boston Singapore Futures Pte. Ltd.	Singapore, Singapore	USD	11.1
100	Credit Suisse First Boston Australia (Holdings) Ltd.	Sydney, Australia	AUD	42.0
100	Credit Suisse First Boston Australia Securities Ltd.	Sydney, Australia	AUD	29.9
100	Credit Suisse First Boston Australia Ltd.	Sydney, Australia	AUD	14.1
100	Credit Suisse First Boston (Australia) Equities Ltd.	Melbourne, Australia	AUD	13.0
100	Credit Suisse First Boston Securities (Japan) Ltd.	Tokyo, Japan	USD	165.0
100	Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	29.6
100	Credit Suisse First Boston Australia (Finance) Ltd.	Melbourne, Australia	AUD	10.0
100	Credit Suisse First Boston Finance (Guernsey) Ltd.	St. Peter Port, Guernsey	USD	0.2
100	Credit Suisse First Boston New Zealand Investments Ltd.	Wellington, New Zealand	NZD	1.6
100	Credit Suisse Asset Management (Australia)	Sydney, Australia	AUD	0.3
100	Credit Suisse Asset Management (UK) Holding Ltd.	London, United Kingdom	GBP	16.0
100	Credit Suisse Asset Management Ltd.	London, United Kingdom	GBP	0.0
100	Credit Suisse Trust & Banking Co. Ltd.	Tokyo, Japan	JPY	9,000.0
100	Credit Suisse Asset Management LLC	New York, NY, USA	USD	0.0
100	Credit Suisse Bond Fund Management Company S.A.	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse Equity Fund Management Company S.A.	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse Money Market Fund Management Company S.A.	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse Portfolio Fund Management Company S.A.	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse Asset Management Funds	Zurich, Switzerland	CHF	7.0
100	Credit Suisse Asset Management (Deutschland) GmbH	Frankfurt, Germany	EUR	2.6
100	Credit Suisse Asset Management SIM S.p.A.	Milan, Italy	EUR	6.2
100	Credit Suisse Asset Management (France) S.A.	Paris, France	EUR	25.1
100	Credit Suisse Asset Management Holding, Corp.	New York, NY, USA	USD	0.0
100	GTN Global Properties Holding Ltd.	Limassol, Cyprus	USD	0.0
100	Credit Suisse First Boston S.A. Securities (Proprietary) Ltd.	Parktown, South Africa	ZAR	1.0
100	SLC Asset Management Ltd.	London, United Kingdom	GBP	19.5
100	Sun Life of Canada Unit Managers Ltd.	London, United Kingdom	GBP	0.2
100	SLC Pooled Pensions Ltd.	London, United Kingdom	GBP	1.0
100	Olympus Servicing LP	Austin, TX, USA	USD	13.7
100	Column Financial Inc.	Atlanta, GA, USA	USD	0.0
100	DLJ Mortgage Capital Inc.	New York, NY, USA	USD	0.0
100	Credit Suisse First Boston Finance (USA) LLC	Wilmington, DE, USA	USD	0.0
100	**"Winterthur" Swiss Insurance Company**	**Winterthur, Switzerland**	CHF	193.7
100	Winterthur Life	Winterthur, Switzerland	CHF	175.0
100	The Federal	Zurich, Switzerland	CHF	10.0
67	Winterthur-ARAG Legal Assistance	Winterthur, Switzerland	CHF	9.0
100	Gartenhotel	Winterthur, Switzerland	CHF	2.5
100	Swissline	Wallisellen, Switzerland	CHF	0.5
100	Xenum Services	Zurich, Switzerland	CHF	0.1
100	Credit Suisse Life & Pensions	Vaduz, Liechtenstein	CHF	15.0
100	Winterthur Beteiligungsgesellschaft m.b.H.	Wiesbaden, Germany	EUR	0.3
100	WINCOM Versicherungs-Holding AG	Wiesbaden, Germany	DEM	102.7
70	DBV-Winterthur Group	Wiesbaden, Germany	EUR	87.2
100	Credit Suisse Leasing Deutschland GmbH	Wiesbaden, Germany	EUR	0.0
100	Medvantis Group	Wiesbaden, Germany	EUR	6.2
100	Winterthur Insurance Health & Accident	Wiesbaden, Germany	EUR	0.1
100	Winterthur Italia Holding S.p.A.	Milan, Italy	EUR	132.6
100	Winterthur Assicurazioni S.p.A.	Milan, Italy	ITL	250,882.2
100	Winterthur Vita S.p.A.	Milan, Italy	EUR	74.9
100	Hispanowin S.A.	Barcelona, Spain	ESP	16,165.4

44 Principle participations (continued)

Principal fully consolidated participations as of December 31, 2001

Company name (% of equity capital held)		Domicile	Currency	Capital in m
100	*Winterthur Inmuebles 2*	Barcelona, Spain	EUR	55.9
100	Winterthur Seguros Generales	Barcelona, Spain	EUR	48.7
100	Winterthur Inmuebles	Barcelona, Spain	EUR	56.8
100	Winterthur Ibérica	Barcelona, Spain	ESP	4,423.5
100	Winterthur Asistencia	Barcelona, Spain	EUR	4.0
100	Winterthur Vida Española	Barcelona, Spain	EUR	35.0
100	WINVALOR Agencia de Valores	Barcelona, Spain	EUR	0.9
90	Winterthur Salud de Seguros	Barcelona, Spain	EUR	8.3
100	Winterthur Pensiones	Barcelona, Spain	EUR	8.2
100	Webinsurance Partners	Barcelona, Spain	EUR	0.0
85	Winterthur-Europe Assurances	Brussels, Belgium	EUR	198.3
100	Les Assurés Réunis	Brussels, Belgium	BEF	524.0
100	Commercial General Union	Brussels, Belgium	EUR	23.7
99	Sofimmocentrale	Brussels, Belgium	BEF	471.9
70	Touring Assurances	Brussels, Belgium	BEF	1,000.0
100	I.S.C.C. International Service Call Centre	Brussels, Belgium	BEF	3.6
51	Jean Verheyen	Brussels, Belgium	BEF	5.0
100	Winterthur-Europe Vie	Luxembourg, Luxembourg	EUR	8.7
100	Winterthur (UK) Holdings	London, United Kingdom	GBP	42.6
100	*Churchill Insurance Group*	*Bromley, United Kingdom*	GBP	159.4
100	Churchill Insurance	Bromley, United Kingdom	GBP	312.0
93	Churchill Management	Bromley, United Kingdom	GBP	2.6
100	National Insurance & Guarantee Group	London, United Kingdom	GBP	140.0
100	Winterthur UK Financial Services Group Ltd.	Basingstoke, United Kingdom	GBP	0.0
80	Capital. e Ltd.	St. Peter Port, Guernsey	CHF	4.4
100	Winterthur Versicherungs AG	Vienna, Austria	ATS	127.5
100	Winterthur Pensionskassen AG	Vienna, Austria	ATS	70.0
100	Wintisa Management und Consulting AG	Vienna, Austria	ATS	1.0
100	Credit Suisse Life & Pensions Management GmbH	Vienna, Austria	EUR	0.4
100	Companhia Europeia de Seguros	Lisbon, Portugal	PTE	5,936.1
100	Winterthur Pensiones	Lisbon, Portugal	EUR	1.7
97	Rhodia Assurances	Lyon, France	EUR	18.3
65	Winterthur Pojist'ovna, a.s.	Prague, Czech Republic	CZK	374.0
85	Winterthur Penzijni fond, a.s.	Brno, Czech Republic	CZK	142.4
100	Vojenski otevreny penzijni fond a.s.	Prague, Czech Republic	CZK	75.7
65	Winterthur Elsö Svajci – Magyar Péntàrszolgàltato Rt.	Budapest, Hungary	HUF	700.0
65	Winterthur Biztósító Resvenyt Rt.	Budapest, Hungary	HUF	3,600.0
100	Winterthur Towarzystwo Ubezpieczeniowe S.A.	Warsaw, Poland	PLN	40.0
66	Winterthur Zycie Towarzystwo Ubezpieczeniowe S.A.	Warsaw, Poland	PLN	135.0
70	Winterthur Powszechne Towarzystwo Enerytalne S.A.	Warsaw, Poland	PLN	105.0
100	*Winterthur U.S. Holdings*	Wilmington, DE, USA	USD	0.0
100	General Casualty	Sun Prairie, WI, USA	USD	3.0
100	Republic Financial Services	Dallas, TX, USA	USD	0.0
100	Southern Guaranty	Montgomery, AL, USA	USD	2.0
100	Unigard	Bellevue, WA, USA	USD	0.0
100	Winterthur Canada Financial Corp.	Toronto, Canada	CAD	0.0
100	The Citadel General	Toronto, Canada	CAD	34.1
100	L'Unique	Québec, Canada	CAD	7.0
100	Winterthur Holdings Australia Ltd.	Sydney, Australia	AUD	23.2
97	Winterthur Insurance (Far East)	Singapore, Singapore	SGD	25.0
52	Winterthur Insurance (Asia)	Hong Kong, China	HKD	176.6
100	Winterthur Insurance Services Asia Ltd.	Hong Kong, China	HKD	38.8
60	Winterthur Life Indonesia	Jakarta, Indonesia	IDR	44,500.0
100	CS Life Japan	Tokyo, Japan	JPY	16,725.0
100	Winterthur Overseas	Hamilton, Bermuda	USD	0.3
100	Winterthur Capital	Hamilton, Bermuda	EUR	0.0
100	Winterthur Atlantic	Hamilton, Bermuda	GBP	0.1
100	SRS Holding Group	Hamilton, Bermuda	USD	70.0
100	Winterthur Swiss Insurance (Macau)	Macau, Macau	MOP	20.0
78	Winterthur Alternative Investment Strategies Limited	George Town, Cayman Islands	USD	130.0

44 Principle participations (continued)

Principal participations as of December 31, 2001 valued according to the equity method

Company name	Domicile	Currency	Capital in m	Equity interest in %
Credit Suisse Group	**Zurich, Switzerland**			
Inreska Ltd.	St. Peter Port, Guernsey	GBP	5.0	100.0
Capital Union	Dubai, UAE	USD	50.0	25.0
SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany	EUR	9.2	25.0
Credit Suisse	**Zurich, Switzerland**			
Comèr Banca S.A.	Lugano, Switzerland	CHF	12.0	27.3
Credit Suisse First Boston	**Zurich, Switzerland**			
Valcambi S.A.	Balerna, Switzerland	CHF	12.0	100.0
Innovent Capital Ltd.	George Town, Cayman Islands	CHF	10.6	13.1
Banco Comercial S.A.	Montevideo, Uruguay	UYP	39.8	19.9 [1]
"Winterthur" Swiss Insurance Company	**Winterthur, Switzerland**			
Norwich Winterthur Holdings	Norwich, United Kingdom	GBP	54.5	48.5
Norwich Winterthur Reinsurance	Norwich, United Kingdom	GBP	57.8	46.5
Expertisa	Winterthur, Switzerland	CHF	0.2	100.0
Technopark Immobilien	Zurich, Switzerland	CHF	40.0	25.0
Wincare Versicherungen	Winterthur, Switzerland	CHF	0.1	100.0
Winterthur Financial Services	Winterthur, Switzerland	CHF	0.5	100.0
Zürcher Freilager	Zurich, Switzerland	CHF	4.0	36.2
Zentrum Regensdorf	Regensdorf, Switzerland	CHF	4.5	50.0
Swiss Prime Site	Olten, Switzerland	CHF	604.0	23.3
Allgemeine Hypothekenbank	Frankfurt, Germany	EUR	100.0	7.1
Winterthur Fund Management Co.	Luxembourg, Luxembourg	EUR	0.1	100.0
Winterthur Research S.A.	Barcelona, Spain	EUR	0.1	100.0
Bahosa	Barcelona, Spain	ESP	1,536.2	38.2
Winterthur-Service S.A.	Barcelona, Spain	EUR	0.2	100.0
Seguros Atlas	Mexico City, Mexico	MXN	125.0	30.0

[1] Voting rights 27.4%.

Principal participations as of December 31, 2001 valued at cost

Company name	Domicile	Currency	Capital in m	Equity interest in %
Credit Suisse Group				
GSTP Global Straight Through Processing AG	Zurich, Switzerland	CHF	139.8	5.7
Credit Suisse				
Swiss Mortgage Bond Bank	Zurich, Switzerland	CHF	300.0	9.5
Swiss Steel AG	Emmen, Switzerland	CHF	137.7	30.7
Credit Suisse First Boston				
Telekurs Holding AG	Zurich, Switzerland	CHF	45.0	17.4
Swiss Financial Services Group AG	Zurich, Switzerland	CHF	26.0	20.0
SNOC Swiss Nominee Company	Zurich, Switzerland	CHF	2.0	25.0
Euro-Clear Clearance System Ltd.	London, United Kingdom	USD	2.5	4.8
Central Banco Investimento S.A.	Lisbon, Portugal	EUR	9.4	5.0
SWIFT	La Hulpe, Belgium	EUR	10.8	1.7
Banco General de Negocios	Buenos Aires, Argentina	ARS	163.0	26.4 [1]

[1] Voting rights 12.1%.

45 Bonds issued

All underlying cashflows related to bonds denominated in currencies superseded by the Euro will take place in Euro from January 1, 2002.

As of December 31, 2001 Maturity date	Interest rate		Year of issue	Earliest date callable	Currency	Par value in m
Bonds issued by Credit Suisse Group						
15.12.2003	6.00%		1994		CHF	250 [1]
04.10.2004	4.13%		2000		CHF	600
31.10.2006	4.00%		1997		CHF	800
23.05.2007	4.00%		1997		CHF	1,000
15.09.2008	3.50%		1998		CHF	500
02.07.2009	3.50%		1999		CHF	500
Bonds issued by Subsidiaries						
Credit Suisse Group Finance (Guernsey) Ltd., St. Peter Port						
19.11.2002	4.88%	Convertible Bond	1992		USD	11 [1]
24.02.2003	5.50%		1999		USD	250
17.02.2004	3.75%		1999		EUR	250
04.03.2004	2.50%		1999		CHF	250
07.06.2013	6.38%		2001		EUR	750
29.07.2019	floating		1999		EUR	400

All bonds issued by Credit Suisse Group Finance (Guernsey) Ltd. are guaranteed by Credit Suisse Group.

Credit Suisse Group Finance (U.S.) Inc., Wilmington						
05.10.2003	floating		2000		USD	1,000
05.10.2005	5.75%		2000		EUR	1,250
05.10.2010	6.63%		2000		EUR	500 [1]
05.10.2010	floating	Step-up callable bonds	2000	05.10.2005	EUR	300 [1]
05.10.2010	floating	Step-up callable bonds	2000	05.10.2005	USD	750 [1]
05.10.2020	7.00%		2000		GBP	250 [1]

All bonds issued by Credit Suisse Group Finance (U.S.) Inc. are guaranteed by Credit Suisse Group.

Neue Aargauer Bank, Aarau						
28.06.2002	4.25%		1996		CHF	100
07.04.2010	5.00%		2000		CHF	130 [1]
Bank Leu AG, Zurich						
17.11.2006	5.00%		1986		CHF	100 [1]
Credit Suisse, Zurich						
20.02.2002	7.50%		1991		CHF	125 [1] [7]
16.03.2002	6.75%		1992		CHF	200
30.06.2002	7.25%		1992		CHF	100
25.09.2002	7.75%		1992		CHF	100 [1]
15.01.2003	7.75%		1991		CHF	100 [1] [7]
15.01.2003	7.25%		1992		CHF	100 [1] [7]
31.03.2003	5.25%		1993		CHF	250
02.02.2005	5.50%		1995		CHF	100 [7]
28.04.2005	5.75%		1995		CHF	120 [1]

45 Bonds issued (continued)

As of December 31, 2001 Maturity date	Interest rate	Year of issue	Earliest date callable	Currency	Par value in m
12.10.2005	5.00%	1995		CHF	150 [1]
13.11.2005	3.13%	1995		CHF	300 [1,6,7]
05.01.2006	4.38%	1996		CHF	150 [1]
08.02.2008	4.50%	1996		CHF	200 [1,7]
31.07.2009	4.00%	1997		CHF	200 [1]
12.11.2009	5.00%	1999		CHF	600 [1]
10.02.2010	4.63%	2000		CHF	300 [1]
07.09.2010	4.75%	2000		CHF	200 [1]
28.03.2011	4.38%	2001		CHF	300 [1]
Credit Suisse (Luxembourg) S.A., Luxembourg					
31.12.2001	9.13%	1991		LUF	2,500 [1]
06.08.2003	7.25%	1993		LUF	1,500 [1]
Credit Suisse Guernsey Branch, St. Peter Port					
perpetual	6.25%	1999	09.07.2009	EUR	125 [1]
27.07.2011	4.25%	2001		CHF	300 [1]
JOHIM (Holdings) Ltd., London					
15.02.2004	variable	2001		GPB	50 [8]
Credit Suisse First Boston, Zurich					
11.01.2002	2.67%	2001		USD	160.0 [4,9]
15.01.2002	7.00%	1992		CHF	100.0
15.01.2002	0.00%	1999–2001		USD	13.9 [4,9]
21.01.2002	6.00%	2000		CHF	47.0 [3,9]
25.01.2002	2.56%	2001		USD	250.0 [4,9]
01.02.2002	various	2000–2001		EUR	132.0 [3,9]
02.02.2002	0.00%	1999–2001		USD	17.5 [3,4,9]
11.02.2002	4.50%	1999		CHF	127.2 [3,9]
15.02.2002	15.25%	2000		USD	20.0 [3,9]
20.02.2002	7.50%	1991		CHF	75.0 [1]
21.02.2002	0.00%	2001		TRL	3,935,677.0 [4,9]
01.03.2002	various	1999–2001		USD	49.4 [3,4,9]
11.03.2002	0.00%	2000		EUR	8.7 [3,9]
21.03.2002	6.50%	2000		CHF	13.0 [3,9]
28.03.2002	4.50%	2000		EUR	2.5 [3,9]
04.04.2002	7.90%	2001		USD	2.0 [4,9]
12.04.2002	0.00%	2001		USD	5.7 [3,4,9]
20.04.2002	various	2001		EUR	30.0 [4,9]
07.05.2002	12.25%	2001		CHF	35.0 [3,9]
10.05.2002	7.70%	2001		USD	5.0 [4,9]
15.05.2002	6.75%	1992		CHF	60.0
20.05.2002	variable	2001		USD	11.5 [4,9]
31.05.2002	12.50%	2001		USD	3.0 [3,9]
06.06.2002	various	2000–2001		USD	56.9 [4,9]
11.06.2002	variable	2001		CHF	70.0 [3,9]
14.06.2002	variable	2001		EUR	4.5 [3,9]
18.06.2002	6.80%	2001		USD	5.0 [4,9]
27.06.2002	9.50%	2001		CHF	30.0 [3,9]
27.06.2002	11.75%	2001		EUR	13.1 [3,9]
03.07.2002	various	1999–2001		USD	82.6 [3,4,9]
05.07.2002	various	1999–2001		EUR	40.0 [3,9]
03.08.2002	0.00%	2001		USD	20.0 [4,9]
09.08.2002	7.75%	2000		CHF	81.0 [9,3]
16.08.2002	4.20%	2001		USD	1.0 [4,9]
20.08.2002	various	2001		EUR	34.2 [3,4,9]

45 Bonds issued (continued)

As of December 31, 2001

Maturity date	Interest rate	Year of issue	Earliest date callable	Currency	Par value in m
04.09.2002	16.00%	2000		EUR	65.0 [3) 9)]
05.09.2002	0.00%	2001		USD	5.0 [4) 9)]
13.09.2002	0.00%	2000		CHF	5.7 [3) 9)]
26.09.2002	10.75%	2001		USD	3.8 [4) 9)]
27.09.2002	24.80%	2001		EUR	10.0 [3) 9)]
15.10.2002	variable	1997		USD	1,500.0 [2)]
16.10.2002	6.00%	2000		CHF	15.0 [3) 9)]
17.10.2002	10.00%	2000		SEK	70.0 [3) 9)]
14.11.2002	various	2000–2001		CHF	140.0 [3) 9)]
15.11.2002	0.00%	2001		USD	30.0 [4) 9)]
19.11.2002	6.02%	2001		NOK	137.5 [3) 9)]
22.11.2002	7.00%	2000		EUR	15.0 [3) 9)]
03.12.2002	various	2001		CHF	110.0 [3) 9)]
15.12.2002	various	2001		USD	9.5 [4) 9)]
22.01.2003	7.00%	2001		EUR	15.0 [3) 9)]
24.01.2003	0.00%	2001		USD	15.0 [4) 9)]
21.02.2003	various	2001		EUR	10.0 [3) 9)]
24.03.2003	8.13%	2001		USD	1.5 [4) 9)]
31.03.2003	3.50%	1993		CHF	125.0 [1)]
31.03.2003	3.50%	1993		CHF	75.0 [1)]
02.04.2003	11.00%	2001		USD	20.0 [3) 9)]
04.04.2003	7.00%	2001		EUR	10.0 [3) 9)]
25.04.2003	1.00%	1996		USD	75.0 [3)]
30.04.2003	various	2001		USD	8.0 [4) 9)]
03.05.2003	15.75%	2001		VEB	7,000.0 [4) 9)]
19.05.2003	9.35%	2001		USD	3.5 [4) 9)]
25.06.2003	0.00%	2001		EUR	225.0 [3) 9)]
27.06.2003	6.50%	2001		CHF	15.0 [3) 9)]
12.07.2003	8.30%	2001		USD	5.0 [4) 9)]
18.07.2003	8.00%	2001		CHF	20.0 [3) 9)]
31.07.2003	0.00%	1997		USD	28.0 [3) 9)]
29.08.2003	7.90%	2001		USD	12.0 [4) 9)]
29.08.2003	0.00%	2000		USD	20.0 [3) 9)]
08.09.2003	0.00%	2000–2001		EUR	35.8 [3) 9)]
14.09.2003	7.65%	2001		USD	2.3 [4) 9)]
18.09.2003	3.29%	1997		USD	23.0 [3) 9)]
29.09.2003	6.04%	1993		USD	200.0 [1) 3)]
09.10.2003	0.00%	2001		CHF	25.0 [3) 9)]
10.10.2003	0.00%	2001		USD	30.0 [4) 9)]
12.10.2003	9.75%	2001		USD	5.0 [4) 9)]
23.10.2003	9.50%	2001		EUR	15.0 [3) 9)]
13.11.2003	5.00%	1998–2000		CHF	63.0 [3) 9)]
14.11.2003	0.00%	2001		EUR	9.5 [3) 9)]
17.11.2003	6.16%	1993		DEM	600.0 [1) 3)]
21.11.2003	0.00%	2001		USD	2.5 [4) 9)]
08.12.2003	various	2000–2001		USD	50.0 [3) 4) 9)]
29.12.2003	1.00%	2001		EUR	13.0 [3) 9)]
20.01.2004	11.70%	2001		USD	3.0 [4) 9)]
02.03.2004	0.00%	2001		EUR	21.1 [3) 9)]
22.03.2004	various	2001		EUR	28.0 [3) 9)]
22.03.2004	2.50%	2001		GBP	3.5 [3) 9)]
22.03.2004	2.50%	2001		USD	3.1 [9) 3)]
06.04.2004	0.00%	2001		USD	10.0 [4) 9)]
22.04.2004	4.38%	1996		CHF	200.0
28.05.2004	0.00%	2001		EUR	5.4 [3) 9)]
04.06.2004	8.50%	2001		USD	3.0 [4) 9)]
25.06.2004	8.05%	2001		EUR	2.0 [4) 9)]
02.07.2004	9.80%	2001		USD	40.0 [4) 9)]

45 Bonds issued (continued)

As of December 31, 2001

Maturity date	Interest rate	Year of issue	Earliest date callable	Currency	Par value in m
27.07.2004	0.00%	2001		JPY	2,500.0 [4,9]
23.08.2004	various	2001		USD	9.0 [3,4,9]
11.09.2004	various	2001		USD	15.0 [3,4,9]
15.10.2004	0.00%	2001		USD	14.0 [3,4,9]
16.11.2004	9.15%	2001		USD	5.0 [4,9]
18.11.2004	8.38%	1994		USD	300.0 [1,3]
19.11.2004	0.00%	2001		EUR	47.5 [3,4,9]
17.12.2004	various	1999–2001		USD	60.3 [3,4,9]
20.12.2004	3.85%	2001		EUR	21.9 [3,9]
30.12.2004	6.04%	1994		DEM	100.0 [1,3]
27.01.2005	various	1999–2001		USD	11.6 [3,4,9]
22.02.2005	0.00%	2000		USD	26.0 [3,9]
08.03.2005	2.50%	2001		USD	2.0 [4,9]
31.03.2005	5.75%	1995		CHF	225.0 [1]
06.04.2005	1.29%	2000		USD	3.0 [4,9]
05.05.2005	0.00%	1999		EUR	2.9 [3,9]
27.05.2005	1.00%	1999		USD	50.0 [3,9]
09.06.2005	0.00%	2000		EUR	5.1 [3,9]
05.07.2005	various	2001		USD	18.0 [4,9]
05.08.2005	1.81%	1999–2000		USD	50.0 [3,9]
09.11.2005	1.25%	2001		USD	8.3 [3,9]
10.11.2005	2.00%	1998		USD	200.0 [3,9]
30.12.2005	0.00%	2001		USD	6.5 [4,9]
29.01.2006	0.00%	2001		USD	22.0 [3,4,9]
30.06.2006	7.21%	1996		USD	237.5 [1,4]
30.06.2006	6.84%	1997		USD	95.0 [1,4]
13.07.2006	0.00%	2001		EUR	10.0 [3,9]
09.08.2006	7.00%	2001		USD	35.0 [3,9]
21.08.2006	0.00%	2001		USD	81.2 [3,4,9]
13.09.2006	6.75%	2001		USD	40.5 [3,9]
18.09.2006	0.00%	2001		USD	77.2 [3,9]
21.09.2006	0.00%	2001		EUR	20.0 [3,9]
10.10.2006	0.00%	2001		USD	190.5 [3,9]
26.10.2006	2.82%	2000		USD	3.0 [4,9]
11.11.2006	2.20%	2000		USD	5.0 [4,9]
13.11.2006	0.00%	2001		USD	35.1 [3,9]
21.12.2006	2.25%	2001		USD	10.0 [3,9]
13.03.2007	various	2000–2001		USD	11.0 [4,9]
01.05.2007	7.90%	1997		USD	500.0 [1,3]
12.06.2007	6.41%	1997		FFR	750.0 [1,3]
12.06.2007	6.50%	1997		FFR	500.0 [1,3]
29.06.2007	1.38%	2001		USD	5.0 [4,9]
06.07.2007	5.25%	1995		CHF	100.0 [1]
06.07.2007	5.25%	1995		CHF	150.0 [1]
23.07.2007	4.38%	1997		CHF	497.7 [1,3]
26.10.2007	0.00%	2001		USD	128.1 [3,9]
16.11.2007	0.00%	2001		USD	38.2 [3,9]
06.12.2007	0.00%	2001		USD	48.9 [3,9]
19.02.2008	2.00%	2000		USD	165.0 [3,9]
01.05.2008	6.50%	1998		USD	200.0 [1,5]
03.11.2008	0.00%	2001		USD	52.5 [3,9]
10.07.2009	8.25%	1997		GBP	150.0 [1,3]
13.10.2009	6.25%	1999		EUR	225.0 [1,3]
01.12.2009	0.00%	1999		USD	6.7 [3,9]
15.12.2009	6.00%	1999		EUR	150.0 [1,3]
01.03.2010	6.50%	2000		EUR	100.0 [1,4]
25.04.2010	4.43%	2000		USD	250.0 [1,4]
25.04.2010	4.66%	2000		USD	160.0 [1,4]

45 Bonds issued (continued)

As of December 31, 2001

Maturity date	Interest rate	Year of issue	Earliest date callable	Currency	Par value in m
11.05.2010	5.75%	1998		DEM	415.0 [1] [3]
09.08.2010	2.19%	2000		JPY	3,000.0 [1] [4]
07.11.2011	6.90%	2001		EUR	400.0 [1] [4]
12.12.2011	0.00%	2001		USD	20.2 [3] [9]
07.06.2013	6.58%	2001		EUR	750.0 [1] [4]
22.10.2014	8.68%	1999		EUR	15.0 [1] [3]
27.01.2015	9.00%	2000		EUR	15.0 [1] [4]
10.03.2016	5.00%	1986		CHF	176.2 [1]
10.03.2016	5.00%	1986		CHF	23.8 [1]
20.04.2017	variable	2000		AUD	24.8 [2]
31.12.2018	3.57%	2001		JPY	30,500.0 [1] [4]
15.10.2019	7.15%	1999		EUR	12.0 [1] [3]
03.01.2022	0.00%	1999		USD	5.0 [1] [3]
15.01.2022	variable	2000		USD	63.9 [1] [4]
30.12.2024	0.00%	1999		USD	24.0 [1] [3]
02.01.2025	0.00%	1999		USD	15.0 [1] [3]
02.01.2026	0.00%	1999		USD	20.0 [1] [3]
30.12.2026	0.00%	1999		USD	46.0 [1] [3]
30.12.2027	0.00%	1999		USD	19.0 [1] [3]
03.01.2028	0.00%	1999		USD	40.3 [1] [3]
15.10.2029	9.35%	1999		EUR	25.0 [1] [3]
15.10.2029	7.05%	1999		EUR	25.0 [1] [3]
perpetual	4.51%	1998	01.12.2028	JPY	10,000.0 [1] [3]
perpetual	7.74%	1997	10.07.2007	USD	100.0 [1] [4]

Credit Suisse First Boston Finance (Guernsey) Ltd., St. Peter Port

Maturity date	Interest rate	Year of issue	Earliest date callable	Currency	Par value in m
22.10.2002	0.00%	1992		DEM	500.0

Credit Suisse First Boston International (Guernsey) Ltd., St. Peter Port

Maturity date	Interest rate	Year of issue	Earliest date callable	Currency	Par value in m
05.03.2002	variable	2001		USD	300.0
20.03.2002	variable	2001		USD	100.0
29.08.2003	2.67%	1998		CHF	19.0

Credit Suisse First Boston Finance B.V., Amsterdam

Maturity date	Interest rate	Year of issue	Earliest date callable	Currency	Par value in m
26.05.2003	5.88%	1993		USD	200.0 [1]
01.07.2003	7.75%	1993		LUF	3,000.0 [1]
25.08.2003	5.50%	1993		USD	200.0 [1]
perpetual	5.69%	1986		USD	150.0

Credit Suisse First Boston (Cayman) Ltd., George Town

Maturity date	Interest rate	Year of issue	Earliest date callable	Currency	Par value in m
06.02.2002	variable	2001		RUR	15.2
22.05.2002	variable	1999–2001		RUR	136.6
05.06.2002	variable	1999–2000		RUR	4.3
18.09.2002	variable	1999–2000		RUR	4.3
09.10.2002	variable	1999–2001		RUR	367.5
22.01.2003	variable	1999–2001		RUR	432.7
05.02.2003	variable	1999–2001		RUR	769.5
21.05.2003	variable	1999–2001		RUR	353.8
04.06.2003	variable	1999–2001		RUR	436.6
17.09.2003	variable	1999–2001		RUR	424.0
08.10.2003	variable	1999–2001		RUR	449.5
19.11.2003	variable	1999–2001		RUR	404.1
21.01.2004	variable	1999–2001		RUR	580.1
15.12.2004	variable	2001		RUR	121.0

45 Bonds issued (continued)

As of December 31, 2001

Maturity date	Interest rate	Year of issue	Earliest date callable	Currency	Par value in m
Credit Suisse First Boston (Cyprus) Ltd., Limassol					
19.12.2002	7.00%	2000–2001		RUR	1,210.2
Banco de Investimentos Credit Suisse First Boston S.A., São Paulo					
14.03.2002	1.95%	2001		JPY	438.5
01.04.2002	various	2001		JPY	4,876.9
12.06.2003	11.00%	1995		USD	74.2
01.11.2003	6.29%	1995		USD	5.0
Credit Suisse First Boston Inc., New York					
09.01.2002	6.98%	2000		USD	10.0
13.02.2002	various	2001		USD	387.1
25.02.2002	7.25%	2000		USD	10.0
15.03.2002	7.18%	2000		USD	60.0
27.03.2002	various	2000		JPY	11,500.0
01.04.2002	5.88%	1999		USD	650.0
23.04.2002	various	2001		USD	500.0
30.05.2002	6.96%	2000		USD	30.0
19.06.2002	6.85%	1997		USD	10.0
25.06.2002	4.32%	2001		USD	350.0
10.07.2002	various	2000		USD	8.5
01.08.2002	8.04%	1994		USD	5.0 [1]
22.08.2002	various	2000		USD	26.0
23.08.2002	0.00%	2001		USD	472.0
03.09.2002	7.83%	1992		USD	3.0
09.09.2002	0.00%	2001		USD	400.0
23.10.2002	0.00%	2001		USD	275.0
23.10.2002	various	2001		USD	200.0
07.11.2002	various	2001		USD	715.0
08.11.2002	0.00%	2001		USD	150.0
06.12.2002	various	2001		USD	550.0
06.12.2002	various	1999		USD	210.0
15.01.2003	7.65%	1993		USD	5.0 [1]
17.01.2003	various	1999/2000		USD	60.0
03.02.2003	8.10%	1993		USD	5.0 [1]
10.02.2003	various	1993–2000		USD	65.0
21.03.2003	7.17%	2000		USD	10.0
21.04.2003	various	1992–2000		USD	132.9
27.04.2003	7.26%	1993		USD	17.0 [1]
28.04.2003	various	2001		USD	285.0
07.05.2003	various	2001		USD	362.0
12.05.2003	various	1998–2000		USD	45.0
27.06.2003	5.08%	2000		EUR	400.0
15.07.2003	various	1998–2000		USD	325.0
15.08.2003	various	2000		USD	50.0
25.08.2003	various	2001		USD	191.0
10.09.2003	0.00%	2001		USD	100.0
23.10.2003	0.00%	2001		USD	190.0
02.11.2003	0.00%	2001		USD	244.8
08.01.2004	7.49%	1999		USD	20.0
02.02.2004	various	1999		USD	40.0
20.02.2004	6.20%	1994		USD	150.0 [1]
08.03.2004	various	1992–2000		USD	116.3
15.03.2004	5.69%	1994		USD	164.8 [1]
05.04.2004	6.94%	1995		DEM	150.0 [1]
16.04.2004	various	1992–1999		USD	130.0
04.05.2004	various	1999		USD	70.0

45 Bonds issued (continued)

As of December 31, 2001

Maturity date	Interest rate	Year of issue	Earliest date callable	Currency	Par value in m
06.06.2004	7.28%	2000		USD	10.0
01.07.2004	various	1999		USD	33.3
01.08.2004	2.59%	2001		USD	65.0
07.09.2004	0.00%	2001		USD	375.0
20.10.2004	7.08%	2000		USD	1.0
25.10.2004	0.00%	2001		USD	170.0
09.11.2004	0.00%	2001		USD	365.0
03.12.2004	0.00%	2001		USD	55.0
01.02.2005	various	2000		USD	208.5
01.03.2005	8.00%	2000		USD	500.0
11.05.2005	7.27%	2000		USD	400.0
06.06.2005	7.09%	2000		USD	13.3
15.08.2005	7.20%	2000		USD	1.0
05.09.2005	7.05%	2000		USD	1.0
27.10.2005	7.18%	1993		USD	200.0 [1]
01.11.2005	6.88%	1995		USD	500.0
07.11.2005	6.95%	1995		USD	5.0 [1]
15.11.2005	12.85%	2000		USD	5.3
02.03.2006	7.09%	2000		USD	1.0
15.05.2006	7.75%	1996		USD	268.9 [1]
01.08.2006	5.88%	2001		USD	5,250.0
31.08.2006	7.08%	2000		USD	4.0
02.11.2006	7.33%	1999		USD	33.7
27.02.2007	various	1995		USD	60.0 [1]
28.03.2007	7.47%	2000		USD	60.0
17.07.2007	7.29%	2000		USD	1.0
01.10.2007	various	1997		USD	250.0
30.11.2007	0.00%	2001		USD	91.6
01.04.2008	6.50%	1998		USD	150.0
01.06.2008	6.50%	1998		USD	500.0
15.09.2008	7.42%	1999		USD	10.0
15.02.2013	8.50%	1993		USD	3.0
14.11.2013	0.00%	2001		USD	3.6
15.02.2016	5.63%	1996		USD	1.7
02.04.2018	7.71%	1993		USD	5.2
03.12.2021	0.00%	2001		USD	22.2
Credit Suisse First Boston International, London					
03.01.2002	various	1996–2001		USD	714.6
04.01.2002	various	1996–2001		JPY	170,298.8
04.01.2002	various	2001		HKD	1,101.5
11.01.2002	0.00%	2001		SGD	21.8
31.01.2002	various	2001		CHF	86.0
22.02.2002	various	2001		EUR	174.7
11.03.2002	various	2001		NOK	360.0
24.04.2002	various	1992		LUF	3,500.0 [1]
01.05.2002	0.00%	2001		USD	30.3
30.07.2002	0.00%	1997		EUR	10.0
15.10.2002	various	1996–1998		DEM	70.0
31.10.2002	variable	1997		CHF	75.0 [1]
19.12.2002	0.00%	1997		ITL	20,000.0 [1]
31.01.2003	various	2000–2001		EUR	95.5
04.02.2003	various	1997–1998		GBP	39.2
09.03.2003	various	1997–1999		JPY	4,200.0
19.03.2003	7.63%	1993		LUF	1,500.0 [1]
21.03.2003	various	1995–2001		USD	150.8
16.04.2003	0.00%	1998		GRD	14,393.0
05.05.2003	various	1998		ITL	109,000.0

45 Bonds issued (continued)

As of December 31, 2001

Maturity date	Interest rate	Year of issue	Earliest date callable	Currency	Par value in m
13.06.2003	8.00%	1997		BEF	200.0
13.08.2003	various	1998		ATS	400.0
06.11.2003	0.00%	1995		FRF	25.0
16.01.2004	various	1996–2001		USD	149.3
03.02.2004	various	1997–2001		EUR	137.1
07.02.2004	0.00%	1997		NOK	70.0
16.03.2004	various	1997–1998		ITL	441,000.0
01.03.2004	0.00%	2001		EUR	2.4
19.03.2004	variable	2001		SEK	100.0
02.04.2004	variable	2001		NOK	100.0
26.04.2004	various	1995–1998		JPY	1,600.0
11.05.2004	0.00%	1997–1998		ITL	105,000.0 [1]
13.05.2004	variable	2001		CHF	20.0
30.07.2004	variable	1997		DEM	15.0
01.12.2004	0.00%	1994		CHF	13.0 [1]
01.12.2004	0.00%	1994		EUR	10.0 [1]
18.01.2005	various	1995–2001		USD	1,273.1
24.01.2005	various	1997–2000		ITL	485,900.0
17.04.2005	0.00%	1997		PTE	9,362.0 [1]
26.04.2005	variable	1998		PTE	500.0
28.04.2005	various	1996–1998		JPY	3,300.0
08.06.2005	8.25%	1995		BEF	200.0 [1]
01.12.2005	0.00%	1997		ITL	60,000.0 [1]
08.12.2005	0.00%	1997		FRF	200.0
16.02.2006	9.13%	1998		GBP	4.5
09.03.2006	various	2000–2001		EUR	124.7
15.03.2006	various	1995–2001		USD	177.1
16.03.2006	various	1998		ITL	331,200.0
11.05.2006	0.00%	1998		ITL	30,000.0
15.05.2006	0.00%	2001		JPY	500.0
25.05.2006	various	1996–1998		DEM	19.3 [1]
01.06.2006	0.00%	2001		EUR	1.0
28.07.2006	0.00%	1994		USD	40.0 [1]
06.11.2006	0.00%	1997		FIM	50.0
01.11.2006	0.00%	2001		JPY	1,000.0
19.12.2006	5.70%	1996		JPY	500.0
27.01.2007	various	1997		ITL	103,600.0
31.01.2007	various	2000–2001		EUR	110.6
01.02.2007	0.00%	2001		USD	290.0
28.03.2007	various	1997–2001		USD	52.8
03.04.2007	various	1996–1997		CHF	120.0
10.04.2007	various	1997		DEM	70.0
30.04.2007	variable	2001		NOK	150.0
15.05.2007	various	1997		JPY	2,500.0
23.05.2007	variable	1997		DEM	80.0 [1]
02.07.2007	variable	1997		USD	40.0 [1]
06.11.2007	0.00%	1997		FIM	50.0
01.12.2007	0.00%	2001		EUR	220.0
23.01.2008	various	1998–2001		USD	246.4
24.02.2008	variable	1998		ITL	100,000.0 [1]
04.03.2008	various	1998		DEM	155.0
18.03.2008	0.00%	1998		ITL	68,000.0
30.04.2008	various	2000–2001		EUR	186.1
08.05.2008	various	1997–1998		JPY	200.0
02.06.2008	variable	1998		PTE	500.0
01.08.2008	0.00%	1998		DEM	140.0
30.11.2008	0.00%	1993–1994		DEM	152.7 [1]
10.03.2009	various	1997–1998		DEM	108.0

45 Bonds issued (continued)

As of December 31, 2001 Maturity date	Interest Rate		Year of issue	Earliest date callable	Currency	Par value in m
15.05.2009	various		1997		JPY	1,500.0
30.05.2009	6.70%		1997		ITL	17,000.0
28.06.2009	0.00%		1994–1996		DEM	212.6 [1]
24.08.2009	0.00%		1999–2001		EUR	42.0
06.01.2010	0.00%		1997		DEM	20.0
01.03.2010	0.00%		1995		ITL	30,000.0 [1]
20.06.2010	0.00%		1997		DEM	59.9 [1]
27.09.2010	0.00%		2000		EUR	39.0
18.10.2010	10.00%		1998		ITL	27,500.0
17.12.2010	0.00%		1997		USD	51.0
31.01.2011	various		1999–2001		EUR	387.6
30.06.2011	various		1993–2001		USD	74.1
01.11.2011	0.00%		2001		EUR	7.5
30.01.2012	various		1999–2001		EUR	74.3
18.04.2012	variable		1998		ITL	12,000.0
24.04.2012	variable		1997		USD	4.0
30.04.2012	8.00%		1998		ITL	20,000.0 [1]
04.06.2012	0.00%		1997		DEM	15.0
01.07.2012	0.00%		2001		EUR	25.0
02.01.2013	0.00%		2000–2001		EUR	50.5
02.04.2013	6.50%		1998		ITL	27,500.0
29.07.2013	variable		1998–2001		JPY	4,300.0
20.12.2014	0.00%		1994		ITL	250,000.0
22.06.2016	various		2001		EUR	75.7
22.09.2016	variable		1998		USD	36.4
01.09.2017	0.00%		1997		PTE	1,700.0
15.09.2017	0.00%		1997		DEM	15.0
16.02.2018	6.00%		1998		DEM	30.0 [1]
26.03.2018	various		1998		JPY	1,800.0
01.08.2018	various		1998		ITL	24,000.0
15.12.2021	0.00%		1995		USD	81.3 [1]
02.10.2022	0.00%		1997		DEM	40.0
14.12.2028	10.76%		1998		USD	66.7
perpetual	variable		1992–1997		USD	220.0
perpetual	various		1993–1995		JPY	20,000.0
perpetual	10.25%		1995		GBP	100.0
perpetual	various		1995–1998		CHF	130.0
perpetual	various		1995–1997		NLG	60.0
perpetual	various		1998		DEM	610.0
perpetual	variable		1998		PTE	1,650.0
perpetual	0.00%		2001		EUR	125.1
perpetual	variable		1997		USD	250.0
Winterthur Capital Ltd., Hamilton						
14.04.2005	5.38%		2000		EUR	500
"Winterthur" Swiss Insurance Company, Winterthur						
31.03.2006	4.00%		2000		CHF	500
DBV-Winterthur Gruppe, Wiesbaden						
28.07.2003	0.88%	Convertible Bonds	1998		DEM	100
28.07.2003	0.75%	Convertible Bonds	1998		DEM	100

[1] Subordinated bonds.
[2] *Credit linked notes issued by Credit Suisse First Boston, Guernsey branch.*
[3] Issued by Credit Suisse First Boston, London branch.
[4] Issued by Credit Suisse First Boston, Nassau branch.
[5] Issued by Credit Suisse First Boston, New York branch.
[6] Issued bonds with warrants: ex warrant.
[7] *Subparticipation of Credit Suisse First Boston issued bonds.*
[8] Preference shares.
[9] Structured notes, reclassified from 'Due to customers' to 'Other bonds' per December 2001.

Report of the Group auditors to the Annual General Meeting of Credit Suisse Group, Zurich

As auditors of the Group we have audited the consolidated financial statements (income statement, balance sheet, statement of source and application of funds and notes) of Credit Suisse Group for the year ended December 31, 2001.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants (IFAC). These standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the source and application of funds in accordance with Swiss Accounting Rules for Banks and Swiss GAAP FER for the insurance business of the Group, which are explained in the notes to the consolidated financial statements, and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Brendan R. Nelson	Peter Hanimann
Chartered Accountant	Certified Accountant
Auditors in Charge	

Zurich, March 1, 2002

Parent company

Important comment

According to the Articles of Association of Credit Suisse Group, the Board of Directors shall determine the company's financial year.

At the board meeting held on December 6, 2001, the Board of Directors approved to change the financial year of the Parent Company of Credit Suisse Group to end on December 31. Therefore, the current accounting period of the Parent Company covers the 9 months from April 1, 2001 to December 31, 2001; the prior period comparative figures are for the 12 months from April 1, 2000 to March 31, 2001.

Income statement

in CHF 1,000	**9 months 2001**	12 months 2000/2001
Income		
Interest income and income from securities	**992,800**	1,702,398
Income from investments in Group companies	**60,763**	3,458,863
Other income	**435,336**	298,679
Total income	**1,488,899**	5,459,940
Expenses		
Interest expenses	**312,612**	414,213
Personnel expenses and directors' emoluments	**78,070**	123,599
Other expenses	**137,593**	157,634
Depreciation, write-offs and provisions	**521,080**	117,703
Taxes	**40,197**	99,614
Total expenses	**1,089,552**	912,763
Net profit	**399,347**	4,547,177

Balance sheet before appropriation of retained earnings

in CHF 1,000	Notes	31.12.01	31.03.01	Change	Change in %
Assets					
Investments in Group companies	7	**32,203,521**	32,330,780	(127,259)	0
Long-term loans to Group companies		**3,023,860**	2,163,805	860,055	40
Securities		**3,039,166**	2,848,988	190,178	7
Long-term assets		**38,266,547**	37,343,573	922,974	2
Liquid assets held at third parties		**10**	250,027	(250,017)	(100)
Liquid assets held at Group companies		**1,497,234**	4,096,785	(2,599,551)	(63)
Securities		**1,438,380**	2,539,935	(1,101,555)	(43)
Other receivables from third parties		**38,785**	49,121	(10,336)	(21)
Other receivables from Group companies		**490,054**	0	490,054	–
Accrued income and prepaid expenses		**1,271,726**	907,999	363,727	40
Current assets		**4,736,189**	7,843,867	(3,107,678)	(40)
Total assets		**43,002,736**	45,187,440	(2,184,704)	(5)
Shareholders' equity and liabilities					
Share capital	11	**3,589,829**	6,014,944	(2,425,115)	(40)
Legal reserve	13	**11,816,898**	19,694,244	(7,877,346)	(40)
Reserve for own shares	10	**2,468,764**	3,000,000	(531,236)	(18)
Free reserves		**14,100,000**	0	14,100,000	–
Retained earnings:					
retained earnings brought forward		**45,385**	1,598,208	(1,552,823)	(97)
net profit		**399,347**	4,547,177	(4,147,830)	(91)
Shareholders' equity		**32,420,223**	34,854,573	(2,434,350)	(7)
Bonds	6	**3,650,000**	4,150,000	(500,000)	(12)
Long-term loans from Group companies		**3,826,511**	3,051,064	775,447	25
Provisions	14	**817,293**	558,820	258,473	46
Long-term liabilities		**8,293,804**	7,759,884	533,920	7
Payable to third parties		**8,759**	93,632	(84,873)	(91)
Payable to Group companies		**1,160,998**	1,145,193	15,805	1
Accrued expenses and deferred income		**1,118,952**	1,334,158	(215,206)	(16)
Current liabilities		**2,288,709**	2,572,983	(284,274)	(11)
Total liabilities		**10,582,513**	10,332,867	249,646	2
Total shareholders' equity and liabilities		**43,002,736**	45,187,440	(2,184,704)	(5)

1 Contingent liabilities

in CHF 1,000	**31.12.01**	31.03.01
Aggregate indemnity liabilities, guarantees and other contingent liabilities	**27,138,670**	32,300,796
of which have been entered into on behalf of subsidiaries	**26,851,186**	32,130,756

The company belongs to the Swiss value-added tax (VAT) group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.

2 Balance sheet assets with retention of title to secure own obligations

There are no such assets.

3 Off-balance sheet obligations relating to leasing contracts

There are no such obligations.

4 Fire insurance value of tangible fixed assets

There are no such assets.

5 Liabilities relating to pension plans and other retirement benefit obligations

There are no such liabilities.

6 Bonds issued

in CHF m	Interest rate	Maturity date	**31.12.01**	31.03.01
Warrant bonds (ex warrant)	2.250%	1993–06.08.2001	**–**	500
Bonds (subordinated)	6.000%	1994–15.12.2003	**250**	250
Bonds	4.000%	1997–31.10.2006	**800**	800
Bonds	4.000%	1997–23.05.2007	**1,000**	1,000
Bonds	3.500%	1998–15.09.2008	**500**	500
Bonds	3.500%	1999–02.07.2009	**500**	500
Bonds	4.125%	2000–04.10.2004	**600**	600

7 Principal participations

The company's principal participations are shown in the notes to the consolidated financial statements.

8 Release of undisclosed reserves

No significant undisclosed reserves were released.

9 Revaluation of long-term assets to higher than cost

There was no such revaluation.

10 Own shares held by the company and by Group companies

in CHF 1,000, except no. of shares	**No. of shares**	**9 months 2001**	No. of shares	12 months 2000/2001
Shares included in financial investments from the banking and insurance business				
In registered share equivalents, including derivatives				
At beginning of financial year	**7,125,104**	**533,205**	368,896	30,389
At end of financial year	**11,048,553**	**776,680**	7,125,104	533,205
Shares included in securities trading portfolios				
In registered share equivalents, including derivatives				
At beginning of financial year	**11,009,504**	**840,853**	5,427,428	449,119
At end of financial year	**(92,891)**	**(6,577)**	11,009,504	840,853

The number of shares has been adjusted for the 4-for-1 share split effective as of August 15, 2001.

00078

11 Share capital, conditional and authorized capital of Credit Suisse Group

	No. of shares	Par value in CHF	No. of registered shares	Par value in CHF
Share capital as of March 31, 2001			**300,747,196**	**6,014,943,920**
Outstanding Capital				
Cancellation of shares			(1,900,000)	(38,000,000)
Par value reduction payment				(2,390,777,568)
Share split			896,541,588	
Conditional Capital				
Warrants and convertible bonds				
AGM of June 4, 1992 / Convertible bonds	7,500,000	150,000,000		
Bonds converted November 19, 1992–March 31, 2001	(7,293,225)	(145,864,500)		
AGM of June 1, 2001 (par value reduction)	0	(1,654,200)		
AGM of June 1, 2001 (share split)	620,325	0		
AGM of June 1, 2001	827,100	2,481,300		
Bonds converted April 1, 2001–December 31, 2001	(171,600)	(514,800)	171,600	514,800
Remaining capital	**655,500**	**1,966,500**		
Warrants and convertible bonds				
AGM of May 29, 1995	12,500,000	250,000,000		
AGM of June 1, 2001 (par value reduction)	0	(100,000,000)		
AGM of June 1, 2001 (share split)	37,500,000	0		
AGM of June 1, 2001	50,000,000	150,000,000		
Remaining capital	**50,000,000**	**150,000,000**		
Staff shares				
EGM of September 29, 2000	12,000,000	240,000,000		
Subscriptions exercised April 1, 2000–March 31, 2001	(68,830)	(1,376,600)		
AGM of June 1, 2001 (increase)	7,568,830	151,376,600		
AGM of June 1, 2001 (par value reduction)	0	(156,000,000)		
AGM of June 1, 2001 (share split)	58,500,000	0		
AGM of June 1, 2001	78,000,000	234,000,000		
Subscriptions exercised April 1, 2001–December 31, 2001	(126,176)	(378,528)	126,176	378,528
Remaining capital [1]	**77,873,824**	**233,621,472**		
Staff shares (Donaldson, Lufkin & Jenrette option programs)				
EGM of September 29, 2000	12,000,000	240,000,000		
Subscriptions exercised September 29, 2000–March 31, 2001	(1,077,586)	(21,551,720)		
AGM of June 1, 2001 (decrease)	(5,922,414)	(118,448,280)		
AGM of June 1, 2001 (par value reduction)	0	(40,000,000)		
AGM of June 1, 2001 (share split)	15,000,000	0		
AGM of June 1, 2001	20,000,000	60,000,000		
Subscriptions exercised April 1, 2001–December 31, 2001	(923,251)	(2,769,753)	923,251	2,769,753
Remaining capital	**19,076,749**	**57,230,247**		
Authorized Capital				
Acquisitions of companies/participations				
AGM of May 28, 1999	13,000,000	260,000,000		
Exercise of convertible bonds from Winterthur March 2, 2000	(1,630,000)	(32,600,000)		
Capital lapsed May 28, 2001	(11,370,000)	(227,400,000)		
Remaining capital	0	0		
AGM of June 1, 2001	45,480,000	136,440,000		
Remaining capital	**45,480,000**	**136,440,000**		
Acquisitions of Donaldson, Lufkin & Jenrette				
EGM of September 29, 2000	30,000,000	600,000,000		
Acquisitions of Donaldson, Lufkin & Jenrette November 3, 2000	(25,727,167)	(514,543,340)		
AGM of June 1, 2001 (decrease)	(4,272,833)	(85,456,660)		
Remaining capital	**0**	**0**		
Share capital as of December 31, 2001			**1,196,609,811**	**3,589,829,433**

[1] As of March 1, 2002 69,187,511 shares (par value CHF 207,562,533) were reserved for rights issued to the management and staff.

Report of the auditors on capital increases to the Board of Directors of Credit Suisse Group on conditional capital increases

We have examined the issuance of shares for the period from April 1, 2001 to December 31, 2001 in accordance with the resolutions passed by the Annual General Meeting of Shareholders of June 4, 1992, September 29, 2000 and June 1, 2001 respectively, in accordance with Swiss law and the Company's Articles of Association.

It is the responsibility of the Board of Directors to execute the issuance of new shares in accordance with the Company's Articles of Association. Our responsibility is to examine whether the issuance of new shares was done in accordance with Swiss law, the Company's Articles of Association, the applicable offering documents, regulations and contracts. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our examination was conducted in accordance with the auditing standards promulgated by the Swiss profession, which require that our examination be planned and performed to obtain reasonable assurance about whether the issuance of new shares is free from material errors. We have performed the audit procedures required in the circumstances and are of the opinion that they form a reasonable basis for our opinion.

In our opinion the issuance of 1,221,027 registered share equivalents (after share split and par value reduction), with a nominal value of CHF 3 each and a total nominal value of CHF 3,663,081, is in agreement with Swiss law, the Company's Articles of Association, the applicable offering documents of November 18, 1992 and the related amendment of August 29, 2001, regulations and contracts.

KPMG Klynveld Peat Marwick Goerdeler SA

Zurich, September 27, 2001 and February 20, 2002

12 Significant shareholders

BZ Group Holding has notified Credit Suisse Group that it held as of December 31, 2001, on a consolidated basis 86,526,357 registered shares, corresponding to 7.2% of the total issued and outstanding registered shares of Credit Suisse Group, of which 1.3% were recorded in the share register of Credit Suisse Group with the right to vote.

13 Legal reserves

The change in legal reserves compared to March 31, 2001 equals the capital surplus of CHF 123.1 m (2000/2001: CHF 8,103.9 m) received for newly issued shares, net of issuing costs of CHF 0.4 m (2000/2001: CHF 85.7 m) and the transfer of CHF 8,000 m (2000/2001: CHF 0 m) to free reserves.

14 Provisions

This item includes general provisions of CHF 311 m (as of March 31, 2001: CHF 301 m).

Proposed appropriation of retained earnings

in CHF	
Retained earnings brought forward	45,385,374
Net profit	399,347,344
Retained earnings available for appropriation	**444,732,718**
Transfer to free reserves	440,000,000
To be carried forward	4,732,718
Total	**444,732,718**

Proposed par value reduction
Instead of distributing a dividend, the Board of Directors proposes a par value reduction of CHF 2 per registered share, reducing the nominal value from CHF 3 to CHF 1. Shareholders holding Credit Suisse Group shares as of August 13, 2002 are eligible for receiving the par value reduction. The cash payment will be made on August 14, 2002.

On behalf of the Board of Directors:
Chairman: L. Mühlemann

Executive Board:
L. Mühlemann, H.-U. Doerig, J.J. Mack, P.K. Ryan, T. Wellauer

Zurich, March 1, 2002

Report of the statutory auditors to the Annual General Meeting of Credit Suisse Group, Zurich

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes) of Credit Suisse Group for the period ended December 31, 2001.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, financial statements and the proposed appropriation of retained earnings comply with Swiss law and the Company's Articles of Association.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Brendan R. Nelson
Chartered Accountant
Auditors in Charge

Peter Hanimann
Certified Accountant

Zurich, March 1, 2002

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland

Tel. +41 1 212 1616
Fax +41 1 333 2587

www.credit-suisse.com



CREDIT SUISSE | GROUP

QUARTERLY REVIEW 2001 Q4



00085



Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. Credit Suisse First Boston, the investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Zurich and London on the SWX Swiss Exchange/virt-x, Frankfurt and Tokyo, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of December 31, 2001, it reported assets under management of CHF 1,425.5 billion.



The Financial Report comprising the Group's consolidated financial statements and the parent company financial statements as of December 31, 2001, is available in English on the Internet.

Credit Suisse Group's Annual Report 2001 will be available from May 6, 2002, in English and German.



This symbol is used to indicate topics on which further information is available on our website. Go to www.credit-suisse.com/q4results2001/bookmarks.html to find links to the relevant information. This additional information indicated is openly accessible and does not form part of the Quarterly Review. Some areas of Credit Suisse Group's websites are only available in English.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain projections or other forward-looking statements related to Credit Suisse Group that involve risks and uncertainties. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by Credit Suisse Group with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to market fluctuations and volatility, significant interest rate changes, credit exposures, cross border transactions and foreign exchange fluctuations, impaired liquidity, competition and legal liability. All forward-looking statements are based on information available to Credit Suisse Group on the date of its posting and Credit Suisse Group assumes no obligation to update such statements unless otherwise required by applicable law.



Lukas Mühlemann
Chairman and Chief Executive Officer

Dear shareholders, clients and colleagues

2001 was a challenging year for the whole financial services industry, including Credit Suisse Group. Revenues were down in every quarter. The Group reacted to these developments early in the year and started to adjust its cost base in line with the significantly altered market environment. It was thus possible to reduce our operating expenses by 12% in the third quarter and – excluding exceptional items at Credit Suisse First Boston – by 18% in the fourth quarter.

At the same time, we successfully built our market franchise in all of the Group's businesses. Our asset gathering and asset management businesses recorded net new assets of CHF 66.4 billion in 2001 compared with CHF 58.1 billion in 2000, corresponding to an increase of 14%. The Group's insurance businesses achieved double-digit premium growth. Donaldson, Lufkin & Jenrette (DLJ) was successfully integrated into Credit Suisse First Boston and their combined market position was maintained.

We attribute this performance to our dedication to providing our clients with the best possible services and products. Our strategic decision three years ago to offer mutual fund and life insurance products from external providers – and not only our own products – has clearly paid off for our clients. Our decision two years ago to offer alternative investment products also enabled many of our clients to protect their capital despite the negative market conditions in 2001. Moreover, the combined product and market strength of the former DLJ, Credit Suisse First Boston and Credit Suisse Asset Management enables us to provide a full and high-quality product line for our institutional clients.

Credit Suisse Group reported a net operating profit of CHF 4.0 billion for 2001, excluding exceptional items at Credit Suisse First Boston and the amortization of acquired intangible assets and goodwill, net of tax. Net profit for the year was CHF 1.6 billion. At year-end 2001, total assets under management stood at CHF 1,425.5 billion, up slightly from year-end 2000.

Our financial services, private banking and asset management businesses proved remarkably resilient in 2001 and put in a good performance given market conditions. Credit Suisse First Boston was strongly impacted by the negative market environment, particularly in the second half of the year. The strict implementation of cost saving measures led to exceptional items in the fourth quarter, but also to a much more competitive cost base which is expected to impact positively on the business unit's performance going forward.

We remain cautious in our outlook for 2002. However, the Group has considerable financial strength and a good market position in all core businesses. We are confident about our ability to capture new business opportunities and to create added value for our clients and shareholders. The Group's Board of Directors will propose a par value reduction of CHF 2 per share in lieu of a dividend to the Annual General Meeting on May 31, 2002. This is unchanged versus the par value reduction for the financial year 2000.

Lukas Mühlemann
March 2002

Share data [1]

	31.12.01	30.09.01	31.12.00	Change from 31.12.00 in %
Shares issued	**1,196,609,811**	1,196,253,596	1,201,751,960	0
Shares repurchased	**7,730,000**	7,730,000	0	–
Shares outstanding	**1,188,879,811**	1,188,523,596	1,201,751,960	(1)
Share price in CHF **(as of March 4, 2002: CHF 61.80)**	**70.80**	56.50	77.00	(8)
Market capitalization in CHF m	**84,173**	67,152	92,535	(9)
Book value per share in CHF	**29.92**	29.90	34.08	(12)

Share price in CHF [1]

	4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000	Change from 2000 in %
High	**71.30**	75.88	87.38	**87.00**	97.13	(10)
Low	**51.60**	44.80	73.25	**44.80**	73.25	(39)
Repayment of capital (in lieu of a dividend) [5]				**2.00**	2.00	0

Calculation of earnings per share (EPS) [1]

	4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000	Change from 2000 in %
Net profit in CHF m	**(830)**	(299)	590	**1,587**	5,785	(73)
Net operating profit in CHF m [2]	**616**	21	1,880	**3,974**	7,218	(45)
Diluted net profit in CHF m	**(830)**	(299)	590	**1,588**	5,787	(73)
Diluted net operating profit in CHF m [2]	**616**	22	1,880	**3,975**	7,220	(45)
Weighted average shares outstanding [3]	**1,188,677,445**	1,189,924,996	1,162,136,520	**1,194,090,788**	1,111,100,088	7
Dilutive impact [4]	**7,213,154**	7,860,925	9,691,120	**9,356,766**	5,874,124	59
Weighted average shares, diluted	**1,195,890,599**	1,197,785,921	1,171,827,640	**1,203,447,554**	1,116,974,212	8
Basic earnings per share in CHF	**(0.70)**	(0.25)	0.51	**1.33**	5.21	(74)
Basic earnings per share – operating, in CHF [2]	**0.52**	0.02	1.62	**3.33**	6.50	(49)
Diluted earnings per share in CHF	**(0.69)**	(0.25)	0.50	**1.32**	5.18	(75)
Diluted earnings per share – operating, in CHF [2]	**0.52**	0.02	1.60	**3.30**	6.46	(49)

[1] All share-related data have been adjusted for the 4-for-1 share split effective as of August 15, 2001. / [2] Excluding amortization of acquired intangible assets and goodwill, exceptional items of CHF 1,092 m in 4Q2001, as well as restructuring provisions of CHF 1,074 m in 4Q2000, all net of tax. / [3] Adjusted for weighted average shares repurchased. / [4] From convertible bonds and outstanding options. / [5] Proposal of the Board of Directors to the Annual General Meeting on May 31, 2002.


Share performance
Swiss Market Index (rebased)
Credit Suisse Group
100
90
80
70
60
50
40
30
20
1996
1997
1998
1999
2000
2001
2002


Market capitalization
As of end of reporting period (in CHF bn)
100
90
80
70
60
50
40
30
20
10
0
91
92
93
94
95
96
97
98
99
00
01

Financial calendar

Annual Report 2001	Monday, May 6, 2002
First quarter results 2002	Wednesday, May 15, 2002
Annual General Meeting 2002	Friday, May 31, 2002
Second quarter results 2002/distribution of par value reduction	Wednesday, August 14, 2002
Third quarter results 2002	Thursday, November 14, 2002

00088

Consolidated income statement in CHF m

	4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000	Change from 2000 in %
Operating income	**8,161**	8,720	10,632	**39,154**	37,231	5
Gross operating profit	**1,264**	1,490	3,170	**8,870**	12,083	(27)
Net operating profit [1]	**616**	21	1,880	**3,974**	7,218	(45)
Net profit	**(830)**	(299)	590	**1,587**	5,785	(73)
Cash flow	**1,802**	1,373	3,309	**8,384**	10,734	(22)

Return on equity (ROE) in %

		4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000	Change from 2000 in %
Credit Suisse Group:	Reported ROE	**(9.3)**	(3.0)	6.1	**4.1**	17.7	(77)
	Operating ROE [1]	**6.6**	0.2	19.0	**10.0**	21.5	(53)
Banking business:	Reported ROE	**(12.5)**	(5.3)	2.5	**1.7**	18.2	(91)
	Operating ROE [1]	**5.2**	(1.6)	18.7	**8.4**	23.1	(64)
Insurance business:	Reported ROE	**14.5**	11.0	19.9	**17.6**	16.2	9
	Operating ROE [1]	**16.5**	12.0	20.4	**18.7**	16.6	13
	Return on invested capital (ROIC)	**7.8**	9.0	30.2	**16.7**	26.5	(37)

Consolidated balance sheet in CHF m

	31.12.01	30.09.01	31.12.00	Change from 31.12.00 in %
Total assets	**1,022,513**	1,006,062	987,433	4
Shareholders' equity	**38,921**	37,937	43,522	(11)
Minority interests in shareholders' equity	**3,121**	2,167	2,571	21

BIS data in CHF m

	31.12.01	30.09.01	31.12.00	Change from 31.12.00 in %
BIS risk-weighted assets	**222,874**	237,347	239,465	(7)
BIS tier 1 capital	**21,155**	21,325	27,111	(22)
of which non-cumulative perpetual preferred securities	**2,076**	1,078	1,102	88
BIS total capital	**34,888**	35,216	43,565	(20)

BIS capital ratios in %

		31.12.01	30.09.01	31.12.00
BIS tier 1 ratio	Credit Suisse	**6.9**	7.1	7.1
	Credit Suisse First Boston [2]	**12.9**	12.5	13.6
	Credit Suisse Group [3]	**9.5**	9.0	11.3
BIS total capital ratio	Credit Suisse Group	**15.7**	14.8	18.2

Assets under management/client assets in CHF bn

	31.12.01	30.09.01	31.12.00	Change from 31.12.00 in %
Advisory assets under management	**725.4**	660.1	724.7	0
Discretionary assets under management	**700.1**	630.3	667.3	5
Total assets under management	**1,425.5**	1,290.4	1,392.0	2
Client assets	**2,131.3**	1,928.3	2,065.0	3

Net new assets in CHF bn

	4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000	Change from 2000 in %
Net new assets	**17.9**	7.1	21.9	**66.4**	58.1	14

Number of employees

		31.12.01	30.09.01	31.12.00	Change from 31.12.00 in %
Switzerland	banking	**22,346**	22,694	21,454	4
	insurance	**6,297**	6,289	6,781	(7)
Outside Switzerland	banking	**28,415**	30,660	30,666	(7)
	insurance	**22,641**	22,315	21,637	5
Total employees Credit Suisse Group		**79,699**	81,958	80,538	(1)

[1] Excl. amortization of acquired intangible assets and goodwill, exceptional items of CHF 1,092 m in 4Q2001, as well as restructuring provisions of CHF 1,074 m in 4Q2000, all net of tax. [2] Ratio is based on a tier 1 capital of CHF 15.2 bn (September 30, 2001: CHF 16.8 bn; December 31, 2000: CHF 17.6 bn), of which non-cumulative perpetual preferred securities is CHF 1.1 bn (for all periods). [3] Ratio is based on a tier 1 capital of CHF 21.2 bn (September 30, 2001: CHF 21.3 bn; December 31, 2000: CHF 27.1 bn), of which non-cumulative perpetual preferred securities is CHF 2.1 bn (for September 30, 2001 and December 31, 2000: CHF 1.1 bn).

Credit Suisse Group reported a net operating profit of CHF 616 million for the fourth quarter, compared with CHF 21 million in the previous quarter, and of CHF 4.0 billion for full year 2001, down 45% versus 2000, excluding exceptional items at Credit Suisse First Boston and the amortization of acquired intangible assets and goodwill, after taxes. A net loss of CHF 830 million was recorded in the fourth quarter and net profit stood at CHF 1.6 billion for the full year, down 73% versus 2000. The Group's asset gathering businesses continued to achieve a high level of profitability and healthy growth. Net new assets for the full year amounted to CHF 66.4 billion, representing growth of 4.8% for 2001. Total assets under management stood at CHF 1,425.5 billion as of end-2001. The Group has made progress in reducing costs in all its business units. The Group's Board of Directors will propose a par value reduction of CHF 2 per share in lieu of a dividend to the Annual General Meeting on May 31, 2002.

Overview of business unit results [1]

12 months 2001 in CHF m	Credit Suisse Financial Services	Credit Suisse Private Banking	Credit Suisse Asset Management	Credit Suisse First Boston	Adjust. incl. Corporate Center	Credit Suisse Group
Operating income	9,601	5,781	1,575	22,825	(628)	39,154
Operating expenses	6,618	2,707	1,138	20,902	(1,081)	30,284
Gross operating profit	**2,983**	**3,074**	**437**	**1,923**	**453**	**8,870**
Depreciation of non-current assets	850	84	126	2,292	397	3,749
Valuation adjustments, provisions and losses [2]	347	36	0	1,938	271	2,592
Profit before extraordinary items, taxes	**1,786**	**2,954**	**311**	**(2,307)**	**(215)**	**2,529**
Extraordinary income/(expenses), net	10	15	(14)	(1)	(239)	(229)
Taxes	(480)	(631)	(61)	685	1	(486)
Net profit before minority interests	**1,316**	**2,338**	**236**	**(1,623)**	**(453)**	**1,814**
Minority interests	(49)	(20)	0	(1)	(157)	(227)
Net profit	**1,267**	**2,318**	**236**	**(1,624)**	**(610)**	**1,587**
Reconciliation to net operating profit						
Amortization of acquired intangible assets and goodwill	98	18	94	1,361	(8)	1,563
Exceptional items	–	–	–	1,428	–	1,428
Tax impact	(2)	–	(8)	(594)	–	(604)
Net operating profit [3]	**1,363**	**2,336**	**322**	**571**	**(618)**	**3,974**
Value added [4]	517	2,071	206	(883)	(747)	1,164
Average allocated capital [5]	10,906	3,471	1,291	16,913		
Return on average allocated capital [5]	12.1%	–	–	(9.6%)		
Return on average allocated capital (operating) [3] [5]	12.9%	–	–	3.4%		
Increased/(decreased) credit-related valuation adjustments [2]	27	(5)	–	194		

[1] The Group's consolidated results are prepared in accordance with Swiss GAAP, while the Group's segment reporting principles are applied for the presentation of the business unit results. For a detailed description of the Group's segment reporting principles, please refer to our Financial Report 2001 which is available on our website www.credit-suisse.com, and to the footnotes to the business unit results. This presentation of the business unit results is provided to assist in evaluating the operating performance of the business units, which should be considered in the context of the Group's consolidated financial statements. / [2] Increased/decreased valuation adjustments taken at Group level resulting from the difference between the statistical and actual credit provisions. / [3] Excl. amortization of acquired intangible assets and goodwill, as well as exceptional items, all after tax. / [4] Value Added is a measure of value creation in the period under review. It is derived from Credit Suisse Group's Value Based Analysis (VBA) and complements the performance metrics which are currently used, but does not replace them. The measure is aimed at enhancing management's awareness of value creation. For this purpose, accounting figures are adjusted by adding back accounting distortions such as selected non-cash charges (e.g. amortization of goodwill), and cost of equity is charged to the business unit as well as the consolidated accounts. / [5] For Winterthur business units within Credit Suisse Financial Services, average invested capital is used for the calculation of return on invested capital (ROIC).

Assets under management/client assets in CHF bn

	31.12.01	30.9.01	31.12.00 [1]	Change from 31.12.00 in %
Credit Suisse Financial Services				
Assets under management	**274.2**	263.9	273.8	0.1
of which discretionary	**144.0**	140.4	142.6	1.0
Client assets	**290.3**	278.5	289.6	0.2
Credit Suisse Private Banking				
Assets under management	**469.1**	438.6	456.4	2.8
of which discretionary	**128.0**	113.5	108.7	17.8
Client assets	**505.1**	470.9	495.6	1.9
Credit Suisse Asset Management				
Assets under management	**508.8**	434.4	487.2	4.4
of which discretionary	**364.2**	317.8	360.1	1.1
Client assets	**508.8**	434.4	487.2	4.4
Credit Suisse First Boston				
Assets under management	**173.4**	153.5	174.6	(0.7)
of which discretionary	**63.9**	58.6	55.9	14.3
of which Private Equity on behalf of clients	**29.3**	27.1	31.9	(8.2)
Client assets	**827.1**	744.5	792.6	4.4
Credit Suisse Group				
Assets under management	**1,425.5**	1,290.4	1,392.0	2.4
of which discretionary	**700.1**	630.3	667.3	4.9
Client assets	**2,131.3**	1,928.3	2,065.0	3.2

Net new assets in CHF bn

	4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000 [1]	Change from 2000 in %
Credit Suisse Financial Services	**3.3**	1.1	3.4	**7.9**	10.4	(24.0)
Credit Suisse Private Banking	**7.5**	5.0	4.7	**33.0**	18.8	75.5
Credit Suisse Asset Management [2]	**1.9**	(0.7)	9.3	**9.2**	24.4	(62.3)
Credit Suisse First Boston [3]	**5.2**	1.7	4.5	**16.3**	4.5	262.2
Credit Suisse Group	**17.9**	7.1	21.9	**66.4**	58.1	14.3

[1] Certain restatements have been made to conform to the current presentation. / [2] Net new discretionary assets. / [3] Measured as the balance from accounts opened minus accounts closed.

2001 was a challenging year for Credit Suisse Group in view of the difficult capital markets environment, particularly in the second half. Despite the adverse market conditions, Credit Suisse Financial Services, Credit Suisse Private Banking and Credit Suisse Asset Management achieved good results in terms of both profitability and growth. Credit Suisse First Boston was particularly impacted by market conditions. In addition, exceptional items led to an unsatisfactory result. Credit Suisse Group reported a net operating profit of CHF 616 million in the fourth quarter, excluding exceptional items at Credit Suisse First Boston of CHF 1.1 billion (USD 646 million) and the amortization of acquired intangible assets and goodwill, after taxes. This compares with a net operating profit of CHF 21 million in the previous quarter and CHF 1.9 billion in the fourth quarter 2000. Full year net operating profit amounted to CHF 4.0 billion, down 45% on the previous year, excluding the after-tax exceptional items at Credit Suisse First Boston and the after-tax amortization of acquired intangible assets and goodwill. The Group reported a net loss of CHF 830 million for the fourth quarter 2001, versus a net loss of CHF 299 million in the third quarter and a net profit of CHF 590 million in the corresponding period of 2000. Net profit for the full year declined 73% to CHF 1.6 billion.

Operating earnings per share for 2001 decreased 49% to CHF 3.33 versus CHF 6.50 in the previous year, and earnings per share amounted to CHF 1.33 for 2001, down 74% on 2000. Operating return on equity was 10.0% compared with 21.5% in the previous year, while return on equity stood at 4.1%, versus 17.7% in 2000.

Strong net new asset growth

Net new assets developed strongly in the fourth quarter, contributing CHF 17.9 billion or 1.4% of assets under management. The Group's asset gathering businesses maintained their healthy growth momentum over the full year, with net new assets totaling CHF 66.4 billion, representing growth of 4.8%. To the total of net new assets in 2001, Credit Suisse Financial Services contributed CHF 7.9 billion (CHF 3.3 billion in the fourth quarter 2001), Credit Suisse Private Banking CHF 33.0 billion (CHF 7.5 billion), Credit Suisse Asset Management CHF 9.2 billion

(CHF 1.9 billion) and Credit Suisse First Boston CHF 16.3 billion (CHF 5.2 billion). The Group's total assets under management stood at CHF 1,425.5 billion as of December 31, 2001, up 2.4% on the year-end 2000 figure of CHF 1,392.0 billion.

Operating income and expenses

Operating income amounted to CHF 8.2 billion for the fourth quarter, corresponding to a decline of 6% on the previous quarter and of 23% on the corresponding period of 2000. Fourth quarter operating expenses were down 5% to CHF 6.9 billion and personnel-related expenses were down 12%, as a result of the Group-wide implementation of cost reduction initiatives. Adjusting for exceptional items at Credit Suisse First Boston, fourth quarter costs were down 18% compared with the third quarter. Operating income increased only slightly in 2001, up 5% to CHF 39.2 billion, reflecting deteriorating market conditions and the inclusion of DLJ for only two months of 2000. Operating expenses rose 20% to CHF 30.3 billion over the year, due mainly to the higher cost base as a result of the acquisition of DLJ in November 2000.

Par value reduction

The Group's Board of Directors will propose a par value reduction of CHF 2 per share in lieu of a dividend to the Annual General Meeting on May 31, 2002. This is unchanged versus the par value reduction for the financial year 2000 and compares with a dividend of CHF 1.75 per share for 1999 (adjusted for the 4-for-1 share split in August 2001). If approved by the Annual General Meeting, this capital reduction will be paid out on August 14, 2002.

Business unit results

Credit Suisse Financial Services' fourth quarter and full year results are reported under the unit's old structure, applicable prior to its realignment on January 1, 2002. A new reporting structure will apply for the presentation of the business unit's first quarter results 2002.

Credit Suisse Financial Services reported a net operating profit of CHF 206 million for the fourth quarter, down 8% on the previous quarter and down 49% on the very strong fourth quarter 2000. For the year as a whole, Credit Suisse Financial Services reported a net operating profit of CHF 1.4 billion, down 24% on 2000. The business unit's results were impacted by a lower investment return from the insurance units and higher investments in pan-European wealth management expansion at Credit Suisse Personal Finance. Excluding the Credit Suisse Personal Finance initiative, net operating profit stood at CHF 303 million for the fourth quarter and CHF 1.7 billion for full year 2001. Total assets under management increased slightly to CHF 274.2 billion in 2001 thanks to CHF 7.9 billion of net new assets.

For 2001, **Winterthur Insurance** recorded a 28% decrease in net operating profit, to CHF 536 million, despite a lower combined ratio and a significant improvement in its underwriting result. This decline resulted primarily from lower investment income, which was down 7% compared with 2000, as well as from transaction-related charges of CHF 167 million for the divestment of Winterthur International. The underwriting result stood at CHF 1.1 billion for 2001, 9% better than in 2000. For 2001, the gross premium volume stood at CHF 18.4 billion, up 12% over 2000. Despite a significantly lower investment return, **Winterthur Life & Pensions'** net operating profit for 2001 was down only 5% to CHF 578 million. Gross premiums amounted to CHF 17.4 billion in 2001, up 13% compared with 2000. **Credit Suisse Banking** reported a net operating profit of CHF 114 million in the fourth quarter, down 25% on the third quarter 2001, resulting in particular from the depreciation of capitalized software. This also contributed to a rise in the operating cost/income ratio to 73.4%, while personnel expenses declined 14% quarter-on-quarter. Net operating profit for the full year stood at CHF 632 million, a decline of 4% versus 2000. **Credit Suisse Personal Finance** achieved higher revenues in the fourth quarter. However, continued investments in expansion resulted in a net operating loss of CHF 97 million for the quarter.

Operating income composition in 2001


16%
17%
23%
44%

- Balance sheet business
- Commission and service fees
- Trading
- Insurance

Operating income contribution by BU in 2001


24%
57%
15%
4%

- CSFS
- CSPB
- CSAM
- CSFB

Net operating profit contribution by BU in 2001


12%
7%
30%
51%

- CSFS
- CSPB
- CSAM
- CSFB

Credit Suisse Private Banking gave a strong performance in the fourth quarter of 2001, given the demanding market conditions. Net operating profit stood at CHF 602 million, corresponding to an increase of 17% quarter-on-quarter. For the full year 2001, Credit Suisse Private Banking posted a net operating profit of CHF 2.3 billion, down 11% on the previous year's very strong result. In the fourth



quarter, the business unit reported net new assets of CHF 7.5 billion, up 50% on the third quarter. For 2001, net new assets amounted to CHF 33.0 billion, an increase of 76% over 2000. This corresponds to a growth rate of 7.2%. Assets under management rose 7% to CHF 469.1 billion in the fourth quarter and were up 2.8% versus end-2000.

Credit Suisse Asset Management performed well in the fourth quarter, reporting a net operating profit of CHF 139 million, compared with CHF 34 million in the weak third quarter. Net new assets totaled CHF 1.9 billion in the fourth quarter, reversing the negative trend in the previous quarter. Net operating profit for the full year declined 5% to CHF 322 million, and net new assets of CHF 9.2 billion were reported for 2001. At year-end 2001, discretionary assets under management stood at CHF 364.2 billion and total assets under management increased by 4.4% to CHF 508.8 billion.

Credit Suisse First Boston reported a net operating loss of USD 196 million (CHF 327 million) in the fourth quarter, excluding after-tax exceptional items of USD 646 million (CHF 1.1 billion) and the after-tax amortization of acquired intangible assets and goodwill. This compares with a net operating loss of USD 123 million (CHF 204 million) in the third quarter and a net operating profit of USD 527 million (CHF 901 million) in the fourth quarter 2000. A net loss of USD 1.0 billion (CHF 1.7 billion) was reported in the fourth quarter, versus a net loss of USD 289 million (CHF 484 million) in the previous quarter. Overall revenues were down 23% quarter-on-quarter and operating expenses, adjusted for exceptional items, decreased 32%. For the full year 2001, Credit Suisse First Boston recorded a net operating profit of USD 338 million (CHF 571 million), down 78% on the previous year, excluding the exceptional items and the amortization of acquired intangible assets and goodwill, after taxes. A net loss of USD 961 million (CHF 1.6 billion) was reported for the full year, versus a net profit of USD 1.4 billion (CHF 2.4 billion) in 2000. The extensive restructuring and cost reduction program initiated in 2001 is well underway and is expected to provide the firm with a lower and more flexible cost base going forward.

Outlook

Credit Suisse Group remains cautious in its outlook for 2002 in view of the challenging environment but is confident about its market position across all its core businesses. The Group believes it is well placed to meet current challenges and to capture new opportunities as global markets improve.

New organizational structure

As announced in July 2001, Credit Suisse Group streamlined its organizational structure ➲ into two business units – Credit Suisse Financial Services and Credit Suisse First Boston – in order to adapt to the changed market environment with the goal of optimizing client focus, adjusting capacity and increasing productivity. The alignment is aimed at strengthening the Group's leading position in its two main strategic areas, asset gathering and financial intermediation.

As of January 1, 2002, Credit Suisse Financial Services comprises Private Banking (Switzerland and International), Corporate & Retail Banking, Life & Pensions and Insurance. The affluent sector in Switzerland and the Personal Finance initiative have been included in Private Banking. The new organization introduces an improved client segmentation driven by client service needs and shared support and IT.

Credit Suisse First Boston now also includes the Group's asset management business. The business unit aims to maximize synergies between the two areas and realize cost reductions.

The financial reporting will reflect the new structure, beginning with the presentation of the first quarter results 2002.

Credit Suisse Financial Services reported a net operating profit, excluding amortization of goodwill, of CHF 206 million in the fourth quarter 2001, down 8% versus the previous quarter. Net operating profit for the full year stood at CHF 1.4 billion versus CHF 1.8 billion in 2000. This year-on-year decline was largely attributable to a lower investment return from the insurance units and to higher investments in pan-European wealth management expansion. Net profit was down 22% to CHF 161 million in the fourth quarter compared with the previous quarter, while net profit for the full year totaled CHF 1.3 billion, down 27% versus 2000. Despite adverse market conditions, total assets under management increased slightly to CHF 274.2 billion in 2001 thanks to CHF 7.9 billion of net new assets.

Credit Suisse Financial Services maintained its earnings power and growth momentum in 2001 despite the challenging market environment. The Credit Suisse Personal Finance offering for wealthy private clients was extended to include two new markets, Germany and Spain. The insurance businesses made further progress in the implementation of their strategies to focus on markets offering high growth and earnings potential.

The business unit's results were impacted by a lower investment return from the insurance units and continued investments in pan-European wealth management expansion. Credit Suisse Financial Services' established businesses, excluding Credit Suisse Personal Finance, posted a net operating profit of CHF 303 million for the fourth quarter and CHF 1.7 billion for 2001. This corresponds to an operating return on average allocated capital of 16.5% for the year (2000: 21.7%).

Overview of business area Credit Suisse Financial Services [1]

12 months 2001 in CHF m	Winterthur Insurance	Winterthur Life & Pensions	Credit Suisse Banking	Credit Suisse Personal Finance	Credit Suisse Financial Services
Operating income [2]	3,236	2,503	3,806	56	9,601
Operating expenses [2]	2,261	1,420	2,453	484	6,618
Gross operating profit [2]	**975**	**1,083**	**1,353**	**(428)**	**2,983**
Depreciation of non-current assets	199	393	200	58	850
Valuation adjustments, provisions and losses [3]	–	–	343	4	347
Profit before extraordinary items, taxes	**776**	**690**	**810**	**(490)**	**1,786**
Extraordinary income/(expenses), net	0	0	15	(5)	10
Taxes	(224)	(153)	(200)	97	(480)
Net profit before minority interests	**552**	**537**	**625**	**(398)**	**1,316**
Minority interests	(46)	(2)	(1)	0	(49)
Net profit	**506**	**535**	**624**	**(398)**	**1,267**
Reconciliation to net operating profit					
Amortization of goodwill	30	43	10	15	98
Tax impact	0	0	(2)	0	(2)
Net operating profit [4]	**536**	**578**	**632**	**(383)**	**1,363**
Average allocated capital [5]	6,514		4,369	23	10,906
Return on average allocated capital [5]	16.7%		14.3%	–	12.1%
Return on average allocated capital (operating) [4] [5]	17.8%		14.5%	–	12.9%
Increased/(decreased) credit-related valuation adjustments [3]	–	–	27	–	27
Assets under management in CHF bn	30.5	108.3	128.8	6.6	274.2
of which discretionary	30.5	108.3	2.5	2.7	144.0
Net new assets in CHF bn	–	3.9	2.8	1.2	7.9
Client assets in CHF bn	30.5	108.3	144.4	7.1	290.3

[1] For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4, footnote [1]. / [2] Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from insurance business. Expenses for handling both claims and investments include: personnel expenses Winterthur Insurance: CHF 477 m, Winterthur Life & Pensions: CHF 122 m; operating expenses Winterthur Insurance: CHF 252 m, Winterthur Life & Pensions: CHF 119 m. / [3] Increased/decreased valuation adjustments taken at Group level resulting from the difference between the statistical and actual credit provisions. / [4] Excl. amortization of goodwill, net of tax. / [5] For Winterthur business units, average invested capital is used for calculation of return on invested capital (ROIC).

Winterthur Insurance income statement (non-life business) [1]

in CHF m	4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000	Change from 2000 in %
Gross premiums written	**3,685**	3,614	3,715	**18,412**	16,508	12
Reinsurance ceded	**(209)**	(317)	(422)	**(1,572)**	(1,876)	(16)
Net premiums written	**3,476**	3,297	3,293	**16,840**	14,632	15
Change in provision for unearned premiums and in provision for future policy benefits (health)	**319**	411	251	**(1,833)**	(1,113)	65
Net premiums earned	**3,795**	3,708	3,544	**15,007**	13,519	11
Claims and annuities incurred, net	**(2,837)**	(2,817)	(2,741)	**(11,509)**	(10,432)	10
Dividends to policyholders incurred, net	**(50)**	(78)	(94)	**(311)**	(376)	(17)
Operating expenses, net (incl. commissions paid)	**(1,081)**	(1,033)	(1,033)	**(4,335)**	(3,969)	9
Underwriting result, net	**(173)**	(220)	(324)	**(1,148)**	(1,258)	(9)
Net investment income	**503**	360	658	**2,217**	2,385	(7)
Interest received on deposits and bank accounts	**(4)**	9	27	**29**	96	(70)
Interest paid	**(35)**	(25)	(34)	**(127)**	(136)	(7)
Other income/(expenses) (including foreign currency translation impact)	**(216)**	22	(22)	**(165)**	53	-
Profit before taxes	**75**	146	305	**806**	1,140	(29)
Taxes	**7**	(51)	(73)	**(224)**	(305)	(27)
Net operating profit before minority interests	**82**	95	232	**582**	835	(30)
Amortization of goodwill	**16**	3	4	**30**	16	88
Net profit before minority interests	**66**	92	228	**552**	819	(33)
Minority interests	**2**	7	(28)	**(46)**	(90)	(49)
Net profit	**68**	99	200	**506**	729	(31)
Reconciliation to net operating profit						
Amortization of goodwill	**16**	3	4	**30**	16	88
Net operating profit [2]	**84**	102	204	**536**	745	(28)

[1] For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4, footnote [1]. The business unit income statement differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with Winterthur's peers in the insurance industry. Amortization of goodwill is excluded from "Operating expenses" and is reported separately in the income statement.
[2] Excl. amortization of goodwill.

Winterthur Insurance key information (non-life business)

	4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000
Combined ratio (excl. dividends to policyholders)	**103.3%**	103.8%	106.5%	**105.6%**	106.5%
Claims ratio	**74.8%**	76.0%	77.2%	**76.7%**	77.2%
Expense ratio	**28.5%**	27.8%	29.3%	**28.9%**	29.3%

	31.12.01	30.09.01	31.12.00
Assets under management in CHF bn	**30.5**	29.3	32.5
Technical provisions in CHF m	**27,738**	26,710	26,653
Number of employees	**21,368**	21,135	21,796

Winterthur Life & Pensions income statement (life business) [1]

in CHF m	4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000	Change from 2000 in %
Gross premiums written	**4,899**	3,138	4,225	**17,413**	15,452	13
Reinsurance ceded	**(61)**	(91)	(77)	**(210)**	(280)	(25)
Net premiums written	**4,838**	3,047	4,148	**17,203**	15,172	13
Change in provision for unearned premiums	**(5)**	1	(1)	**(15)**	(1)	–
Net premiums earned	**4,833**	3,048	4,147	**17,188**	15,171	13
Death and other benefits incurred	**(3,234)**	(2,560)	(2,675)	**(12,167)**	(9,734)	25
Change in provision for future policyholder benefits	**(2,711)**	553	(1,597)	**(5,457)**	(6,377)	(14)
Dividends to policyholders incurred	**458**	(114)	(229)	**(287)**	(1,982)	(86)
Operating expenses, net (incl. commissions paid)	**(452)**	(463)	(470)	**(1,868)**	(1,680)	11
Net investment income	**1,315**	(376)	1,329	**3,651**	6,051	(40)
Interest received on deposits and bank accounts	**24**	25	22	**86**	88	(2)
Interest on bonuses credited to policyholders	**(36)**	(27)	(29)	**(135)**	(116)	16
Other interest paid	**(91)**	(35)	(61)	**(225)**	(239)	(6)
Other income/(expenses) (including foreign currency translation impact)	**2**	11	(180)	**(53)**	(416)	(87)
Profit before taxes	**108**	62	257	**733**	766	(4)
Taxes	**(28)**	4	(31)	**(153)**	(101)	51
Net operating profit before minority interests	**80**	66	226	**580**	665	(13)
Amortization of goodwill	**19**	10	4	**43**	15	187
Net profit before minority interests	**61**	56	222	**537**	650	(17)
Minority interests	**25**	(6)	(14)	**(2)**	(56)	(96)
Net profit	**86**	50	208	**535**	594	(10)
Reconciliation to net operating profit						
Amortization of goodwill	**19**	10	4	**43**	15	187
Net operating profit [2]	**105**	60	212	**578**	609	(5)

[1] For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4, footnote [1]. The business unit income statement differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with Winterthur's peers in the insurance industry. Amortization of goodwill is excluded from "Operating expenses" and is reported separately in the income statement.
[2] Excl. amortization of goodwill.

Winterthur Life & Pensions key information (life business)

	4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000
Expense ratio [1]	**9.4%**	15.2%	11.3%	**10.9%**	11.1%
Net return on average technical provisions [2]	**6 bp**	6 bp	21 bp	**50 bp**	68 bp
Net new assets in CHF bn [3]	**1.3**	(0.1)	0.8	**3.9**	2.7

	31.12.01	30.09.01	31.12.00
Assets under management in CHF bn [4]	**108.3**	106.0	104.7
Technical provisions in CHF m	**108,326**	105,402	105,522
Number of employees	**7,570**	7,469	6,562

[1] Operating expenses/net premiums earned. [2] Net profit before minority interests/average technical provisions. [3] Based on change in technical provisions for traditional business, adjusted for technical interests; net inflow of unit-linked business; and change in off-balance sheet business such as funds. [4] Based on savings-related provisions for policyholders plus off-balance sheet assets.



Winterthur Insurance

Winterthur Insurance recorded a gross premium volume of CHF 18.4 billion in 2001, representing healthy growth of 12% (organic growth: 11%) versus the previous year. This increase was primarily attributable to an increase in rates as well as to above-average volume growth in the UK and in most other key markets. New products launched in 2001, including WinProfessional and Bonus-Protection, were well received in the market.

Winterthur Insurance made significant progress in the implementation of strategic projects aimed at focusing its resources on markets offering high growth and earnings potential, while withdrawing from markets in which it cannot achieve adequate returns on invested capital. Acquisitions in the UK and Belgium, the divestment of Winterthur International, as well as the announced sale of branches in France and a subsidiary in Austria, ➲ represent milestones in the implementation of this strategy.

The positive effects of the ongoing restructuring measures have already been seen in 2001. The overall expense ratio fell by almost half a percentage point compared with 2000, to stand at 28.9%. This contributed to an improvement in the combined ratio, which decreased by 0.9 percentage points versus the previous year to stand at 105.6%. The claims ratio decreased 0.5 percentage points to 76.7% compared with the previous year. Further improvements in several countries within Europe (Italy, Spain, Portugal, Switzerland) were partially offset by a weak North American performance, as workers' compensation reserves were strengthened.

After the significant improvement of the combined ratio in the third quarter – by five percentage points to 103.8% – a further slight improvement was recorded in the fourth quarter (103.3%). The fourth quarter saw an improvement of 2.4 percentage points to the claims ratio versus the fourth quarter 2000 and an improvement of 0.8 percentage points to the expense ratio. In addition to the divestment of Winterthur International, progress in Europe also positively affected the claims ratio.

The underwriting result stood at CHF 1.1 billion for 2001, 9% better than in 2000. The 7% decline in investment income owing to the generally weak market conditions, as well as transaction-related charges of CHF 167 million for the divestment of Winterthur International, resulted in a net operating profit of CHF 536 million, down 28% on the previous year (CHF 745 million).

Winterthur Life & Pensions

Winterthur Life & Pensions reported strong premium growth of 13% (organic growth: 10%) in 2001 to CHF 17.4 billion, driven by a fourth quarter increase in premiums of 16% versus the same period of 2000. All core markets contributed to this growth through increased sales of the existing product range and the successful launch of new products throughout the year. In 2001, the premium contribution from outside Switzerland exceeded 50% for the first time. Net new assets for 2001 totaled CHF 3.9 billion (CHF 2.7 billion in 2000) as a result of organic growth in asset gathering.

Net operating profit for 2001 stood at CHF 578 million (CHF 609 million in 2000) despite a lower investment return. Solid operating profits were realized in all core markets, with significant contributions from Switzerland, Belgium, the UK and the Netherlands. As a result of continued cost management, the expense ratio decreased from 11.1% to 10.9% compared with the previous year. Investment income for the full year decreased CHF 2.4 billion or 40% versus 2000 in view of market conditions. Of this decrease, one-third is related to the depreciation of unit-linked investments that did not impact net operating profit owing to a corresponding reduction in unit-linked provisions.

The capital market developments in 2001 have been a challenge for Winterthur Life & Pensions, especially as regards the employee benefit business in Switzerland, where a guaranteed investment return of 4% must be provided to policyholders. This business, which represents 25% of Winterthur Life & Pensions' technical reserves, has been closely monitored and managed with a very low cost ratio over the last two years. Winterthur Life & Pensions is currently assessing measures to further improve its profitability and to substantially increase the flexibility of the employee benefit products to compensate for the unfavorable regulatory environment.

A sharp focus on profitable growth prompted the announced withdrawal from the Austrian and French markets, ➲ as well as the purchase of the largest pension fund in the Czech Republic, VOPF. This acquisition provided Winterthur Life & Pensions with a 25% share in the Czech pensions market. The successful launch of product distribution with Credit Suisse Personal Finance and Credit Suisse Private Banking in Italy, Germany and Spain demonstrates the tie-in with other Credit Suisse Group entities and is expected to further strengthen market positions.

Credit Suisse Banking income statement [1]

in CHF m	4Q2001	3Q2001	4Q2000	2001 (12 months)	2000 (12 months)	Change from 2000 in %
Net interest income	**615**	609	611	**2,456**	2,379	3
Net commission and service fee income	**221**	240	285	**1,005**	1,159	(13)
Net trading income	**81**	74	85	**318**	342	(7)
Other ordinary income	**7**	(6)	8	**27**	45	(40)
Operating income	**924**	917	989	**3,806**	3,925	(3)
Personnel expenses	**361**	421	390	**1,602**	1,513	6
Other operating expenses	**218**	192	257	**851**	917	(7)
Operating expenses	**579**	613	647	**2,453**	2,430	1
Gross operating profit	**345**	304	342	**1,353**	1,495	(9)
Depreciation of non-current assets	**99**	36	45	**190**	84	126
Valuation adjustments, provisions and losses [2]	**100**	78	114	**343**	562	(39)
Profit before extraordinary items, taxes	**146**	190	183	**820**	849	(3)
Extraordinary income/(expenses), net	**3**	3	(2)	**15**	20	(25)
Taxes [3]	**(35)**	(40)	(47)	**(202)**	(208)	(3)
Net operating profit before minority interests	**114**	153	134	**633**	661	(4)
Amortization of goodwill, net of tax	**2**	1	3	**8**	12	(33)
Net profit before minority interests	**112**	152	131	**625**	649	(4)
Minority interests	**0**	0	0	**(1)**	(1)	0
Net profit	**112**	152	131	**624**	648	(4)
Reconciliation to net operating profit						
Amortization of goodwill	**2**	2	3	**10**	12	(17)
Tax impact	**0**	(1)	0	**(2)**	0	–
Net operating profit [4]	**114**	153	134	**632**	660	(4)
Increased/(decreased) credit-related valuation adjustments [2]	**11**	21	(59)	**27**	(151)	–

[1] For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4, footnote [1]. The business unit income statement differs from the presentation of the Group's consolidated results in excluding amortization of goodwill from depreciation of non-current assets, and reporting these costs separately in the income statement. · [2] Increased/decreased valuation adjustments taken at Group level resulting from the difference between the statistical and actual credit provisions. · [3] Excl. tax impact on amortization of goodwill. · [4] Excl. amortization of goodwill, net of tax.

Credit Suisse Banking

Credit Suisse Banking recorded a net operating profit of CHF 114 million in the fourth quarter, down 25% on the previous quarter and down 15% on the corresponding period of the previous year. This decline is primarily attributable to the depreciation of capitalized software. Net operating profit for the full year stood at CHF 632 million, a decline of 4% versus 2000. The operating return on average allocated capital for 2001 was 14.5%.

Despite pressure on margins, net interest income in 2001 improved 3% versus the previous year as a result of a 4.8% increase in lending volumes. Personnel expenses in the fourth quarter 2001 decreased by 14% versus the previous quarter. The operating cost/income ratio rose from 64.1% in 2000 to 69.4% in 2001 owing to lower revenues from the securities and wealth management businesses, as well as higher depreciation.

Net new assets amounted to CHF 1.5 billion in the fourth quarter, up 25% on the previous quarter, and stood at CHF 2.8 billion for the full year, down 49.1% versus 2000. The strategically important funds business grew 3% in 2001 and thus outperformed the market by 1.8%. Credit Suisse Banking also further improved the risk structure of its credit portfolio, as non-performing loans dropped to 4.5% of total counterparty exposure from 6.5% at end-2000, and provision coverage of non-performing loans stood at 59% versus 62% at end-2000.

In the fourth quarter 2001, Credit Suisse Banking launched the online portal www.credit-suisse.ch/business for corporate clients. This new offering provides access to bancassurance services and products as well as other offerings geared specifically to the needs of business clients. As a result of cooperations and partnerships, Credit Suisse also offers access to non-financial services via the new portal.

Credit Suisse Banking's Direct Net offering had approximately 322,300 clients as of year-end 2001, representing growth of around 23% for the year.

Credit Suisse Banking balance sheet information

in CHF m	**31.12.01**	30.09.01	31.12.00
Total assets	**105,599**	105,725	100,653
Due from customers	**31,745**	31,152	28,940
Mortgages	**66,288**	65,903	64,616
Due to customers in savings and investment deposits	**32,895**	32,038	33,322
Due to customers, other	**34,523**	32,413	31,287

Credit Suisse Banking key information

				12 months	
	4Q2001	3Q2001	4Q2000	**2001**	2000
Cost/income ratio	**73.6%**	71.0%	70.3%	**69.7%**	64.4%
Cost/income ratio (operating) [1]	**73.4%**	70.8%	70.0%	**69.4%**	64.1%
Return on average allocated capital	**10.3%**	14.0%	12.2%	**14.3%**	14.7%
Return on average allocated capital (operating) [1]	**10.5%**	14.1%	12.5%	**14.5%**	15.0%
Average allocated capital in CHF m	**4,332**	4,353	4,290	**4,369**	4,401
Pre-tax margin	**15.9%**	20.8%	18.0%	**21.7%**	21.8%
Pre-tax margin (operating) [1]	**16.1%**	21.0%	18.3%	**21.9%**	22.1%
Personnel expenses/operating income	**39.1%**	45.9%	39.4%	**42.1%**	38.5%
Net interest margin	**233 bp**	231 bp	242 bp	**236 bp**	239 bp
Loan growth	**1.1%**	(0.6%)	1.0%	**5.0%**	3.7%
Net new assets in CHF bn	**1.5**	1.2	2.1	**2.8**	5.5

	31.12.01	30.09.01	31.12.00
Deposit/loan ratio	**68.8%**	66.4%	69.1%
Assets under management in CHF bn	**128.8**	122.6	130.8
Number of branches	**227**	228	235
Number of employees	**11,953**	12,061	11,438

[1] *Excl. amortization of goodwill.*

Credit Suisse Personal Finance income statement [1]

in CHF m	4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000	Change from 2000 in %
Net interest income	**0**	0	1	**7**	8	(13)
Net commission and service fee income	**9**	7	6	**36**	45	(20)
Net trading income	**0**	1	0	**4**	6	(33)
Other ordinary income	**15**	(5)	1	**9**	2	350
Operating income	**24**	3	8	**56**	61	(8)
Personnel expenses	**42**	60	47	**194**	113	72
Other operating expenses	**98**	44	143	**290**	223	30
Operating expenses	**140**	104	190	**484**	336	44
Gross operating profit	**(116)**	(101)	(182)	**(428)**	(275)	56
Depreciation of non-current assets	**15**	17	7	**43**	13	231
Valuation adjustments, provisions and losses	**3**	0	1	**4**	1	300
Profit before extraordinary items, taxes	**(134)**	(118)	(190)	**(475)**	(289)	64
Extraordinary income/(expenses), net	**(5)**	1	0	**(5)**	0	–
Taxes	**42**	27	45	**97**	67	45
Net operating profit before minority interests	**(97)**	(90)	(145)	**(383)**	(222)	73
Amortization of goodwill	**8**	4	1	**15**	5	200
Net profit before minority interests	**(105)**	(94)	(146)	**(398)**	(227)	75
Minority interests	**0**	0	0	**0**	0	–
Net profit	**(105)**	(94)	(146)	**(398)**	(227)	75
Reconciliation to net operating profit						
Amortization of goodwill	**8**	4	1	**15**	5	200
Net operating profit [2]	**(97)**	(90)	(145)	**(383)**	(222)	73

[1] For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4, footnote [1]. The business unit income statement differs from the presentation of the Group's consolidated results in excluding amortization of goodwill from depreciation of non-current assets, and reporting these costs separately in the income statement. [2] Excl. amortization of goodwill.

Credit Suisse Personal Finance

The fourth quarter saw Credit Suisse Personal Finance further expand its distribution network. It now has a presence in 63 locations in Italy (35), Spain (18) and Germany (10). ➲ As of end-2001, Credit Suisse Personal Finance had around 600 financial advisors and its number of clients had risen to approximately 31,600. Credit Suisse Personal Finance reported a net operating loss of CHF 383 million owing to continued investments in expansion.

Assets under management stood at CHF 6.6 billion as of end-December 2001, versus CHF 6.0 billion as of end-September 2001. This corresponds to an increase of CHF 0.6 billion versus end-September 2001, and growth of 13.8% versus end-December 2000 (CHF 5.8 billion). Net new assets of CHF 0.5 billion were reported for the fourth quarter and of CHF 1.2 billion for 2001. In the fourth quarter 2001, operating income stood at CHF 24 million, versus CHF 3 million in the third quarter. Operating income for the full year stood at CHF 56 million, down 8% versus 2000.

The Credit Suisse Personal Finance offering was launched successfully in Germany and Spain in 2001, with 138 financial advisors in Germany and 123 in Spain at year-end. Its priorities for 2002 are to increase assets under management and further expand its distribution network in Germany and Spain. Additions to the product range are also planned, as well as closer cooperation with the Winterthur units regarding products and distribution capacity.

In 2001, the Swiss online broker youtrade ➲ recorded an 11% increase in its customer base, to over 28,000.



Credit Suisse Personal Finance key information

	4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000
Personal Finance					
Growth in assets under management	**8.8%**	3.9%	1.5%	**19.5%**	40.1%
of which net new assets	**9.0%**	1.7%	7.5%	**22.6%**	51.9%
of which market movement and structural effects	**(0.2%)**	(15.4%)	(6.0%)	**(21.7%)**	(11.8%)
of which acquisition	**–**	17.6%	–	**18.6%**	–
youtrade					
Number of transactions (in '000s)	**85**	61	95	**335**	436
Credit Suisse Personal Finance					
Average allocated capital in CHF m	**15**	20	n/a	**23**	n/a

	31.12.01	30.09.01	31.12.00
Personal Finance			
Assets under management in CHF bn	**5.7**	5.3	4.8
Number of clients	**31,578**	29,240	17,898
Number of advisors	**599**	568	331
youtrade			
Assets under management in CHF bn	**0.9**	0.7	1.0
Number of clients	**28,112**	27,520	25,228
Credit Suisse Personal Finance			
Number of employees	**1,071**	1,013	764

Credit Suisse Private Banking recorded a net operating profit, excluding amortization of goodwill, of CHF 602 million in the fourth quarter 2001, up 17% on the previous quarter. Net operating profit for the full year stood at CHF 2.3 billion, representing an 11% decline versus 2000. Net profit decreased 12% on the previous year's very strong result, to CHF 2.3 billion. Assets under management rose 7% to CHF 469.1 billion as of end-2001, up 2.8% versus the end of 2000. Net new assets of CHF 7.5 billion were reported for the fourth quarter, corresponding to an increase of 50% on the third quarter. Net new assets for the full year totaled CHF 33.0 billion, an increase of 76% versus the previous year.

Credit Suisse Private Banking reported assets under management of CHF 469.1 billion at the end of the fourth quarter 2001, an increase of 7.0% versus the end of the third quarter and of 2.8% versus end-2000. This represents a good performance in view of the weak equity markets in 2001, and reflects in particular the 76% rise in net new assets compared with the previous year. Net new assets amounted to CHF 7.5 billion in the fourth quarter of 2001, representing 1.7% of assets under management, and totaled CHF 33.0 billion for the full year, representing 7.2% of assets under management (CHF 18.8 billion or 4.2% in 2000).

Operating income increased 3% in the fourth quarter to stand at CHF 1.4 billion, but declined 8% for the full year reflecting significantly lower transaction volumes. The gross margin was 119.9 basis points for the fourth quarter (113.8 basis points in the third quarter) and stood at 123.5 basis points for the full year (133.4 basis points in 2000).

Expansion of client service areas

Despite an increase of approximately 580 employees (+7%) in 2001, personnel and other operating expenses rose only 3% for the full year and remained almost flat quarter-on-quarter. By increasing the number of client advisors – especially in Europe and Asia – Credit Suisse Private Banking was able to optimize its client service. It has also continued to invest in technology with a view to

Credit Suisse Private Banking income statement [1]

in CHF m	4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000	Change from 2000 in %
Net interest income	**298**	261	329	**1,171**	1,247	(6)
Net commission and service fee income	**938**	919	993	**3,939**	4,171	(6)
Net trading income	**132**	123	156	**568**	752	(24)
Other ordinary income	**2**	27	13	**103**	81	27
Operating income	**1,370**	1,330	1,491	**5,781**	6,251	(8)
Personnel expenses	**402**	430	423	**1,706**	1,734	(2)
Other operating expenses	**265**	231	281	**1,001**	883	13
Operating expenses	**667**	661	704	**2,707**	2,617	3
Gross operating profit	**703**	669	787	**3,074**	3,634	(15)
Depreciation of non-current assets	**24**	16	4	**66**	41	61
Valuation adjustments, provisions and losses [2]	**(55)**	6	15	**36**	160	(78)
Profit before extraordinary items, taxes	**734**	647	768	**2,972**	3,433	(13)
Extraordinary income/(expenses), net	**10**	2	8	**15**	1	–
Taxes	**(137)**	(132)	(161)	**(631)**	(766)	(18)
Net operating profit before minority interests	**607**	517	615	**2,356**	2,668	(12)
Amortization of goodwill	**6**	4	1	**18**	7	157
Net profit before minority interests	**601**	513	614	**2,338**	2,661	(12)
Minority interests	**(5)**	(4)	(8)	**(20)**	(29)	(31)
Net profit	**596**	509	606	**2,318**	2,632	(12)
Reconciliation to net operating profit						
Amortization of goodwill	**6**	4	1	**18**	7	157
Net operating profit [3]	**602**	513	607	**2,336**	2,639	(11)
Increased/(decreased) credit-related valuation adjustments [2]	**(1)**	(5)	(8)	**(5)**	(40)	(88)

[1] For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4, footnote [1]. The business unit income statement differs from the presentation of the Group's consolidated results in excluding amortization of goodwill from depreciation of non-current assets, and reporting these costs separately in the income statement. [2] Increased/decreased valuation adjustments taken at Group level resulting from the difference between the statistical and actual credit provisions. [3] Excl. amortization of goodwill.

increasing efficiency and serving clients more effectively. The net operating margin improved significantly in the fourth quarter, to stand at 53.1 basis points versus 44.2 basis points in the previous quarter and 50.4 basis points for the full year (2000: 56.9 basis points). The operating cost/income ratio stood at 50.4% for the fourth quarter and 48.0% for the full year 2001.

Acclaim for innovation

The structured products offered by Credit Suisse Private Banking continued to attract client interest in the fourth quarter. Clients invested a total of CHF 20.1 billion in this product range during 2001, of which CHF 16.9 billion was invested in market-neutral instruments. ➲ The fourth quarter saw the successful launch of the Global Value Opportunities Units, which invest in undervalued shares, and the Protected Investment Note EURO, a capital-protected product.

Credit Suisse Private Banking received three major awards in the fourth quarter. It was named the best private bank in Asia by the investment magazine Finance Asia ➲ for the third consecutive year, and was judged by Lafferty Group to have the best wealth management programs ➲ both globally and in Europe. The magazine Banking Technology awarded Credit Suisse Private Banking the prize for the best use of IT in the banking sector ➲ in recognition of its relationship management portal FrontNet. Credit Suisse Private Banking also strengthened its family office services, which cater for complex client interests. Following the acquisition of Frye-Louis Capital Management, Inc. in Chicago in September, Credit Suisse Private Banking opened a new family office branch in London ➲ in the fourth quarter. Furthermore, December saw the launch of its Global Private Banking Centre in Singapore. ➲ This unique offering provides clients throughout the world with round-the-clock access to a comprehensive range of online and offline financial services.

Credit Suisse Private Banking balance sheet information

in CHF m	31.12.01	30.09.01	31.12.00
Total assets	**123,379**	113,291	101,153
Due from customers	**38,552**	35,959	33,717
of which secured by mortgages	**10,509**	10,209	9,206
of which secured by other collateral	**26,056**	23,368	22,621

Credit Suisse Private Banking key information

	4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000
Cost/income ratio	**50.9%**	51.2%	47.6%	**48.3%**	42.6%
Cost/income ratio (operating) [1]	**50.4%**	50.9%	47.5%	**48.0%**	42.5%
Average allocated capital in CHF m	**3,620**	3,537	3,189	**3,471**	3,117
Pre-tax margin	**53.9%**	48.5%	52.0%	**51.4%**	54.8%
Pre-tax margin (operating) [1]	**54.3%**	48.8%	52.0%	**51.7%**	54.9%
Fee income/operating income	**68.5%**	69.1%	66.6%	**68.1%**	66.7%
Growth in assets under management	**7.0%**	(10.3%)	(4.7%)	**2.8%**	1.1%
of which net new assets	**1.7%**	1.0%	1.0%	**7.2%**	4.2%
of which market movement and structural effects	**4.7%**	(11.3%)	(5.7%)	**(5.8%)**	(3.1%)
of which acquisition	**0.6%**	–	–	**1.4%**	–
Net profit before minority interests/average AuM	**52.6 bp**	43.9 bp	52.5 bp	**50.0 bp**	56.8 bp
Net operating profit before minority interests/average AuM [1]	**53.1 bp**	44.2 bp	52.6 bp	**50.4 bp**	56.9 bp

	31.12.01	30.09.01	31.12.00
Assets under management in CHF bn	**469.1**	438.6	456.4
Number of employees	**9,244**	9,338	8,665

[1] Excl. amortization of goodwill.

Credit Suisse Asset Management reported a net operating profit, excluding the amortization of acquired intangible assets and goodwill, net of tax, of CHF 139 million for the fourth quarter 2001, up from CHF 34 million in the third quarter. For the full year 2001, net operating profit was CHF 322 million, down by only 5% on the previous year despite turbulent market conditions. For the full year, net operating profit before extraordinary items, acquisition-related costs and taxes was up 8% versus 2000. Net profit, after accounting for the amortization of acquired intangible assets and goodwill, net of tax, stood at CHF 236 million, corresponding to a decline of 17% versus the previous year.

Discretionary assets under management as of December 31, 2001, were CHF 364.2 billion, including CHF 26.2 billion in assets acquired with Sun Life of Canada Asset Management (SLCAM) in December 2001. For the full year, net new assets added CHF 9.2 billion to discretionary assets while the market and foreign exchange impact over the year reduced discretionary assets under management by CHF 31.3 billion. Advisory assets increased 13.8% to CHF 144.6 billion as of the end of 2001. Total assets under management increased 4.4% over the year to CHF 508.8 billion as of December 31, 2001, compared with CHF 487.2 billion as of December 31, 2000.

Fourth quarter operating income of CHF 441 million was 21% higher than in the previous quarter, while operating income of CHF 1.6 billion for the full year was up 1% on the previous year. The 2000 results included only two months of revenue from DLJ's Asset Management Group, which was acquired in November 2000. Adjusting for DLJ as if it had been acquired on January 1, 2000,

Credit Suisse Asset Management income statement [1]

in CHF m	4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000	Change from 2000 in %
Management and advisory fees	**291**	267	324	**1,135**	1,195	(5)
Net mutual fund fees	**93**	81	89	**374**	324	15
Other revenues	**57**	17	43	**124**	93	33
Operating income	**441**	365	456	**1,633**	1,612	1
Personnel expenses	**128**	146	188	**646**	656	(2)
Other operating expenses	**122**	115	133	**472**	481	(2)
Operating expenses	**250**	261	321	**1,118**	1,137	(2)
Gross operating profit	**191**	104	135	**515**	475	8
Depreciation of non-current assets	**9**	8	11	**32**	29	10
Valuation adjustments, provisions and losses	**0**	0	0	**0**	0	–
Profit before extraordinary items, acquisition-related costs, taxes	**182**	96	124	**483**	446	8
Extraordinary income/(expenses), net	**0**	(13)	(1)	**(14)**	(1)	–
Taxes [2]	**(30)**	(24)	(1)	**(69)**	(57)	21
Net operating profit before acquisition-related costs, minority interests	**152**	59	122	**400**	388	3
Acquisition interest	**11**	14	21	**58**	50	16
Amortization of retention payments	**2**	11	0	**20**	0	–
Amortization of acquired intangible assets and goodwill, net of tax	**19**	22	18	**86**	52	65
Net profit before minority interests	**120**	12	83	**236**	286	(17)
Minority interests	**0**	0	0	**0**	0	–
Net profit	**120**	12	83	**236**	286	(17)
Reconciliation to net operating profit						
Amortization of acquired intangible assets and goodwill	**27**	22	19	**94**	53	77
Tax impact	**(8)**	0	(1)	**(8)**	(1)	700
Net operating profit [3]	**139**	34	101	**322**	338	(5)

[1] For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4, footnote [1]. Certain reclassifications have been made to prior-period amounts to conform to the current presentation. The business unit income statement differs from the presentation of the Group's consolidated results in a) presenting operating income by product line and b) excluding acquisition-related costs of acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill from operating income, personnel expenses and depreciation of non-current assets, respectively, and reporting these costs separately in the income statement. [2] Excluding tax impact on acquisition-related costs. [3] Excluding amortization of acquired intangible assets and goodwill, net of tax.



Credit Suisse Asset Management key information

	4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000
Cost/income ratio [1) 2)]	**64.9%**	79.7%	77.0%	**76.2%**	75.6%
Cost/income ratio (operating) [1) 2) 3)]	**58.7%**	73.7%	72.8%	**70.4%**	72.3%
Average allocated capital in CHF m	**1,330**	1,171	1,269	**1,291**	1,147
Pre-tax margin	**32.2%**	9.9%	18.2%	**18.2%**	21.2%
Pre-tax margin (operating) [3)]	**38.3%**	15.9%	22.4%	**23.9%**	24.5%
Pre-tax margin (operating, excl. amortization of retention payments) [2) 3)]	**38.8%**	18.9%	22.4%	**25.2%**	24.5%
Personnel expenses/operating income [1) 2)]	**29.0%**	40.0%	41.2%	**39.6%**	40.7%
Growth in assets under management	**17.1%**	(13.7%)	6.9%	**4.4%**	14.7%
Growth in discretionary assets under management	**14.6%**	(14.7%)	5.0%	**1.1%**	11.1%
of which net new assets	**0.6%**	(0.2%)	2.7%	**2.6%**	7.5%
of which market movement and structural effects	**5.8%**	(14.5%)	(8.7%)	**(8.7%)**	(8.1%)
of which acquisition	**8.2%**	–	11.0%	**7.2%**	11.7%
Net profit before minority interests/average AuM	**10.3 bp**	1.1 bp	7.0 bp	**4.9 bp**	6.3 bp
Net operating profit before minority interests/average AuM [3)]	**11.9 bp**	2.9 bp	8.6 bp	**6.7 bp**	7.5 bp

	31.12.01	30.09.01	31.12.00
Assets under management in CHF bn	**508.8**	434.4	487.2
Discretionary funds in CHF bn	**364.2**	317.8	360.1
Advisory assets in CHF bn	**144.6**	116.6	127.1
Mutual funds distributed in CHF bn	**132.4**	119.2	136.9
Number of employees	**2,395**	2,355	2,350

1) Excl. acquisition interest. 2) Excl. amortization of retention payments. 3) Excl. amortization of acquired intangible assets and goodwill.

operating income would be down approximately 9% for the year.

Operating expenses in the fourth quarter included CHF 27 million of charges, but were still 4% lower than in the previous quarter. These charges related largely to the completion of the integration of DLJ Asset Management in New York and a reorganization of Credit Suisse Asset Management in Japan. Compared to the fourth quarter of 2000, operating expenses were down 22%, reflecting cost control measures initiated in response to market conditions. For the full year, operating expenses were 2% lower compared to 2000, or 11% lower if adjusting for DLJ as if it had been acquired on January 1, 2000.

Credit Suisse Asset Management enjoyed strong investment performance in the fourth quarter, benefiting from the overall improvement in the market. Last year, Credit Suisse Asset Management also made continued progress in developing the alternative investment market, with improved investment returns in key alternative products.

In December 2001, Credit Suisse Asset Management completed the acquisition of SLCAM, the principal UK asset management subsidiary of global insurer Sun Life Financial Services of Canada, which includes former parent-related insurance assets, third-party institutional and retail funds and a property investment business. The integration of SLCAM is expected to be completed by mid-2002.

Credit Suisse First Boston reported a net operating loss of USD 196 million (CHF 327 million) for the fourth quarter and a net operating profit of USD 338 million (CHF 571 million) for the full year, excluding exceptional items of USD 646 million (CHF 1.1 billion) taken in the fourth quarter and the amortization of acquired intangible assets and goodwill, after taxes. A net loss of USD 1.0 billion (CHF 1.7 billion) for the fourth quarter and a net loss of USD 961 million (CHF 1.6 billion) for the full year were recorded.

Operating income in 2001 was USD 14.0 billion (CHF 23.6 billion), up 14% compared with 2000, which included two months of post-acquisition DLJ results. Fixed Income, with operating income up 95% year-on-year, drove the increase, but the industry's 30% decrease in equity new issuances as well as its 50% decrease in mergers and acquisitions led to declining revenues in both the Equity and Investment Banking divisions.

Compared with the third quarter, fourth quarter operating income declined 23% to USD 2.5 billion (CHF 4.3 billion), primarily due to weaker fixed income revenues as well as losses relating to Argentina and Enron. Total pre-tax losses relating to Argentina amounted to USD 213 million (CHF 360 million) and pre-tax losses relating to Enron amounted to USD 126 million (CHF 213 million).

Credit Suisse First Boston income statement [1]

in USD m	4Q2001	3Q2001	4Q2000	Change in % 4Q/3Q2001	12 months 2001	12 months 2000
Fixed Income	**914**	1,627	718	(44)	**5,687**	2,919
Equity	**699**	666	1,002	5	**3,894**	5,076
Investment Banking	**589**	596	1,453	(1)	**2,779**	3,681
Financial Services Group	**364**	344	268	6	**1,520**	268
Other	**(66)**	33	357	–	**101**	355
Operating income	**2,500**	3,266	3,798	(23)	**13,981**	12,299
Personnel expenses	**1,114**	2,102	1,894	(47)	**8,036**	7,083
Other operating expenses	**881**	819	797	8	**3,280**	2,176
Operating expenses	**1,995**	2,921	2,691	(32)	**11,316**	9,259
Gross operating profit	**505**	345	1,107	46	**2,665**	3,040
Depreciation of non-current assets	**152**	130	127	17	**543**	386
Valuation adjustments, provisions and losses [2]	**477**	203	95	135	**912**	322
Profit before extraordinary items, acquisition-related costs, exceptional items, taxes	**(124)**	12	885	–	**1,210**	2,332
Extraordinary income/(expenses), net	**0**	0	0	–	**(1)**	0
Taxes [3] [4]	**73**	(2)	(219)	–	**(269)**	(629)
Net operating profit before acquisition-related costs, *exceptional items, minorities*	**(51)**	10	666	–	**940**	1,703
Acquisition interest, net of tax	**61**	64	68	(5)	**296**	68
Amortization of retention payments, net of tax	**83**	69	71	20	**305**	71
Amortization of acquired intangible assets and goodwill, net of tax	**167**	166	111	1	**653**	152
Exceptional items, net of tax	**646**	0	0	–	**646**	0
Net profit before minority interests	**(1,008)**	(289)	416	249	**(960)**	1,412
Minority interests	**(1)**	0	0	–	**(1)**	(2)
Net profit	**(1,009)**	(289)	416	249	**(961)**	1,410
Reconciliation to net operating profit						
Amortization of acquired intangible assets and goodwill	**205**	205	137	0	**805**	178
Exceptional items	**845**	0	0	–	**845**	0
Tax impact	**(237)**	(39)	(26)	508	**(351)**	(26)
Net operating profit [5]	**(196)**	(123)	527	59	**338**	1,562
Increased/(decreased) credit-related valuation adjustments [2]	**66**	49	17		**115**	4
Acquisition interest	**95**	97	105		**456**	105
Amortization of retention payments	**127**	106	109		**469**	109
Tax impact	**(78)**	(70)	(75)		**(324)**	(75)

Credit Suisse First Boston income statement [1]

in CHF m	4Q2001	3Q2001	4Q2000	Change in % 4Q/3Q2001	12 months 2001	12 months 2000
Fixed Income	**1,592**	2,734	1,242	(42)	**9,611**	4,874
Equity	**1,213**	1,120	1,755	8	**6,581**	8,477
Investment Banking	**1,016**	1,002	2,471	1	**4,696**	6,148
Financial Services Group	**627**	577	447	9	**2,569**	447
Other	**(108)**	55	597	-	**172**	593
Operating income	**4,340**	5,488	6,512	(21)	**23,629**	20,539
Personnel expenses	**1,953**	3,533	3,267	(45)	**13,582**	11,830
Other operating expenses	**1,513**	1,375	1,358	10	**5,543**	3,634
Operating expenses	**3,466**	4,908	4,625	(29)	**19,125**	15,464
Gross operating profit	**874**	580	1,887	51	**4,504**	5,075
Depreciation of non-current assets	**261**	219	218	19	**919**	644
Valuation adjustments, provisions and losses [2]	**810**	341	164	138	**1,541**	537
Profit before extraordinary items, acquisition-related costs, exceptional items, taxes	**(197)**	20	1,505	–	**2,044**	3,894
Extraordinary income/(expenses), net	**0**	0	0	–	**(1)**	0
Taxes [3] [4]	**120**	(3)	(373)	–	**(455)**	(1,050)
Net operating profit before acquisition-related costs, exceptional items, minorities	**(77)**	17	1,132	–	**1,588**	2,844
Acquisition interest, net of tax	**107**	106	114	1	**501**	114
Amortization of retention payments, net of tax	**142**	115	118	23	**515**	118
Amortization of acquired intangible assets and goodwill, net of tax	**286**	280	186	2	**1,103**	254
Exceptional items, net of tax	**1,092**	0	0	–	**1,092**	0
Net profit before minority interests	**(1,704)**	(484)	714	252	**(1,623)**	2,358
Minority interests	**(1)**	0	1	–	**(1)**	(3)
Net profit	**(1,705)**	(484)	715	252	**(1,624)**	2,355
Reconciliation to net operating profit						
Amortization of acquired intangible assets and goodwill	**352**	345	228	2	**1,361**	296
Exceptional items	**1,428**	0	0	–	**1,428**	0
Tax impact	**(402)**	(65)	(42)	518	**(594)**	(42)
Net operating profit [5]	**(327)**	(204)	901	60	**571**	2,609
Increased/(decreased) credit-related valuation adjustments [2]	**112**	82	28		**194**	6
Acquisition interest	**164**	163	175		**770**	175
Amortization of retention payments	**218**	178	181		**792**	181
Tax impact	**(133)**	(120)	(124)		**(546)**	(124)

[1] For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4, footnote [1]. Certain reclassifications have been made to prior-period amounts to conform to the current presentation. The business unit income statement differs from the presentation of the Group's consolidated results in a) presenting operating income by division, b) including brokerage, execution and clearing expenses as part of other operating expenses in common with US competitors rather than netted against operating income, c) excluding acquisition-related costs of acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill from operating income, personnel expenses and depreciation of non-current assets, respectively, and reporting these costs separately in the income statement, d) deducting minority interests from operating income and e) excluding exceptional items from operating income, personnel expenses, depreciation of non-current assets and valuation adjustments, provisions and losses and reporting these exceptional items separately in the income statement. [2] Increased/decreased valuation adjustments taken at Group level resulting from the difference between the statistical and actual credit provisions. Business unit Credit Suisse First Boston recorded credit provisions of CHF 656 million (USD 387 million) in 4Q2001 and of CHF 800 million (USD 473 million) for 2001 in addition to the statistically derived provision level due to substantial deterioration in the economic environment. [3] Excluding tax impact on acquisition-related costs and exceptional items. [4] Prior to 2001, deferred tax assets for net operating loss carry-forwards were not recorded. In 2001, the accounting policy was changed to allow such deferred tax assets to be recorded in the event of sales of businesses at a taxable gain, where the realization of the deferred tax assets is certain. The impact on the financial statements was a tax benefit of CHF 303 million (USD 179 million). Prior-period financial statements disclosed herein would be unchanged had they been prepared under the new policy. [5] Excluding amortization of acquired intangible assets and goodwill as well as exceptional items, all net of tax.

Credit Suisse First Boston balance sheet information

in CHF m	31.12.01	30.09.01	31.12.00
Total assets	**679,813**	681,812	669,758
Total assets in USD m	**405,762**	421,966	409,738
Due from banks	**206,530**	218,554	220,174
of which securities lending and reverse repurchase agreements	**166,001**	167,205	182,923
Due from customers	**126,222**	127,345	116,398
of which securities lending and reverse repurchase agreements	**59,806**	54,880	48,258
Mortgages	**16,348**	20,083	19,566
Securities and precious metals trading portfolio	**205,016**	189,976	192,301
Due to banks	**349,713**	362,315	371,033
of which securities borrowing and repurchase agreements	**140,958**	140,458	131,741
Due to customers, other	**121,975**	124,985	102,431
of which securities borrowing and repurchase agreements	**62,136**	61,878	37,863

Credit Suisse First Boston key information

				12 months	
Based on CHF amounts	4Q2001	3Q2001	4Q2000	2001	2000
Cost/income ratio [1) 2) 3)]	**94.0%**	99.7%	77.9%	**90.6%**	79.9%
Cost/income ratio (operating) [1) 2) 3) 4)]	**85.9%**	93.4%	74.4%	**84.8%**	78.4%
Return on average allocated capital	**(41.4%)**	(11.3%)	20.7%	**(9.6%)**	19.7%
Return on average allocated capital (operating) [3) 4)]	**(7.9%)**	(4.8%)	26.1%	**3.4%**	21.8%
Return on average allocated capital (operating, excl. amortization of retention payments, net of tax) [2) 3) 4)]	**(4.5%)**	(2.1%)	29.5%	**6.4%**	22.8%
Average allocated capital in CHF m	**16,456**	17,069	13,799	**16,913**	11,968
Pre-tax margin [3)]	**(21.5%)**	(12.1%)	14.1%	**(3.7%)**	15.8%
Pre-tax margin (operating) [3) 4)]	**(13.3%)**	(5.8%)	17.6%	**2.0%**	17.2%
Pre-tax margin (operating, excl. amortization of retention payments) [2) 3) 4)]	**(8.3%)**	(2.6%)	20.4%	**5.4%**	18.1%
Personnel expenses/operating income [1) 2) 3) 5)]	**42.5%**	61.8%	48.4%	**55.4%**	55.4%

	31.12.01	30.09.01	31.12.00
Number of employees	**25,152**	27,623	28,122

1) Excl. acquisition interest. / 2) Excl. amortization of retention payments. / 3) Excl. exceptional items. / 4) Excl. amortization of acquired intangible assets and goodwill. / 5) Ratio excludes expenses for contractors.

Results also reflect higher credit provisions of USD 339 million (CHF 577 million) in the fourth quarter, excluding Argentina and Enron, due to deteriorating credit market conditions. Aggregate credit provisions for the full year totaled USD 718 million (CHF 1.2 billion). Non-performing loans as a percentage of counterparty exposure rose to 1.6% and provision coverage of non-performing loans increased to 59% at the end of the fourth quarter compared with 54% at the end of the third quarter.

Operating expenses dropped 32% in the fourth quarter compared with the third quarter, to USD 2.0 billion (CHF 3.5 billion). This decrease was due to lower personnel costs resulting from the reduction in incentive compensation costs – in line with reduced revenues – and to the classification of discretionary compensation expenses of USD 340 million (CHF 575 million) associated with the previously announced fourth quarter headcount reduction as an exceptional item rather than as personnel expenses. Per capita incentive compensation decreased 49% in 2001 compared with 2000.

Pre-tax exceptional items recorded in the fourth quarter 2001 comprise USD 745 million (CHF 1.3 billion) related to previously announced cost reduction initiatives and USD 100 million (CHF 169 million) for a settlement with the US Securities and Exchange Commission and the National Association of Securites Dealers Regulation, Inc. (NASDR) regarding their investigations into certain IPO allocation practices.



Exceptional items

pre-tax	in USD m	in CHF m
Personnel expenses	466	787
Guarantees and retention awards for terminated employees in 2002 and 2003	117	198
Facilities charges	103	174
Exit charges for non-core businesses	59	100
IPO allocation settlement	100	169
Total	**845**	**1,428**

The **Fixed Income** division's fourth quarter revenues of USD 914 million (CHF 1.6 billion) declined 44% compared with the third quarter. The developed markets rates business had the steepest revenue decline after record revenues in the third quarter. Revenues were also negatively impacted by a contraction in market opportunities for the US government bond and proprietary trading desks due to less volatility in the fourth quarter.

Compared with the third quarter, **Equity** division fourth quarter revenues increased by 5% to USD 699 million (CHF 1.2 billion). Improvements in cash customer businesses worldwide and in capital markets areas were partially offset by declines from equity derivatives, in part due to the Enron failure. The Equity division benefited from some positive momentum resulting from the stimulus of interest rate cuts in the US and Europe and from increases in several major global market indices, though slowing economic growth continued to affect equity markets. According to Institutional Investor, the division's research team was ranked number three globally for 2001 versus seven in 2000. Additionally, the European and Americas teams were ranked number two.

Fourth quarter revenues in the **Financial Services** division were USD 364 million (CHF 627 million), up 6% compared with the third quarter due to the improvement in the equity markets. In line with its strategy to divest businesses that do not fit into its core activities, Credit Suisse First Boston announced the sale of its CSFB*direct* business ➲ and its brokerage service subsidiary Autranet, Inc. ➲ in the fourth quarter. The sales, which closed during the first quarter of 2002, produced aggregate proceeds of approximately USD 660 million (CHF 1.1 billion). The combined 2001 revenues of those operations were USD 151 million (CHF 255 million) versus operating expenses of USD 215 million (CHF 363 million). Assets under management, including Private Equity assets held on behalf of clients, totaled USD 103.5 billion (CHF 173.4 billion) as of December 31, 2001, with USD 9.6 billion (CHF 16.3 billion) in net new assets in 2001.

The **Investment Banking** division's fourth quarter revenues of USD 589 million (CHF 1.0 billion) decreased 1% compared with the third quarter. Increases in new issuance fees were offset by declines in fees from mergers and acquisitions and leveraged finance. After a slow third quarter, the equity new issuance volume increased during the fourth quarter. Credit Suisse First Boston retained its global equity new issuance ranking of number five while its US equity new issuance ranking improved to third place from fifth at the end of the third quarter. The global debt new issuance ranking improved by one position from the end of the third quarter to number three, and the global high yield ranking remained at number one. Credit Suisse First Boston ranked number three globally in terms of capital raising for clients in 2001.

The Private Equity business recorded net realized and unrealized losses of USD 97 million (CHF 167 million) in the fourth quarter, compared with net realized and unrealized losses of USD 161 million (CHF 269 million) during the first nine months of the year. The total pre-tax loss for the Private Equity business amounted to USD 138 million (CHF 235 million), compared to a pre-tax loss of USD 226 million (CHF 380 million) during the first nine months of the year. The book value of all Private Equity investments stood at USD 2.2 billion (CHF 3.7 billion) and fair value at USD 2.3 billion (CHF 3.9 billion) as of December 31, 2001.

Consolidated income statement [1]

in CHF m	4Q2001	3Q2001	4Q2000	12 months 2001	12 months 2000	Change from 2000 in %
Interest and discount income	**5,127**	7,014	9,329	**28,687**	30,181	(5)
Interest and dividend income from trading portfolios	**3,050**	3,412	2,437	**13,078**	8,021	63
Interest and dividend income from financial investments	**133**	168	171	**514**	706	(27)
Interest expenses	**(6,705)**	(8,599)	(10,383)	**(35,528)**	(33,595)	6
Net interest income	**1,605**	1,995	1,554	**6,751**	5,313	27
Commission income from lending activities	**158**	240	237	**780**	717	9
Commission income from securities and investment transactions	**4,040**	3,654	4,544	**16,609**	16,039	4
Commission income from other services	**374**	308	330	**1,421**	669	112
Commission expenses	**(261)**	(249)	(110)	**(965)**	(829)	16
Net commission and service fee income	**4,311**	3,953	5,001	**17,845**	16,596	8
Net trading income	**920**	1,998	1,615	**9,183**	8,791	4
Premiums earned, net	**8,628**	6,756	7,691	**32,195**	28,690	12
Claims incurred and actuarial provisions	**(8,375)**	(5,014)	(7,335)	**(29,731)**	(28,900)	3
Commission expenses, net	**(459)**	(454)	(539)	**(2,040)**	(2,113)	(3)
Investment income from the insurance business	**1,783**	16	2,073	**5,876**	8,489	(31)
Net income from the insurance business	**1,577**	1,304	1,890	**6,300**	6,166	2
Income from the sale of financial investments	**56**	406	631	**1,146**	1,023	12
Income from investments in associates	**59**	25	81	**166**	199	(17)
Income from other non-consolidated participations	**0**	4	0	**24**	18	33
Real estate income	**49**	48	42	**171**	140	22
Sundry ordinary income	**461**	121	337	**1,091**	1,243	(12)
Sundry ordinary expenses	**(877)**	(1,134)	(519)	**(3,523)**	(2,258)	56
Other ordinary income/(expenses), net	**(252)**	(530)	572	**(925)**	365	–
Operating income	**8,161**	8,720	10,632	**39,154**	37,231	5
Personnel expenses	**4,625**	5,276	5,154	**21,890**	18,503	18
Other operating expenses	**2,272**	1,954	2,308	**8,394**	6,645	26
Operating expenses	**6,897**	7,230	7,462	**30,284**	25,148	20
Gross operating profit	**1,264**	1,490	3,170	**8,870**	12,083	(27)
Depreciation of non-current assets	**699**	502	407	**2,186**	1,353	62
Amortization of acquired intangible assets	**203**	197	157	**793**	157	405
Amortization of goodwill	**224**	190	103	**770**	246	213
Valuation adjustments, provisions and losses from the banking business	**1,289**	653	425	**2,592**	1,265	105
Depreciation, valuation adjustments and losses	**2,415**	1,542	1,092	**6,341**	3,021	110
Profit before extraordinary items, taxes and minority interests	**(1,151)**	(52)	2,078	**2,529**	9,062	(72)
Extraordinary income	**(7)**	7	54	**52**	105	(50)
Extraordinary expenses	**(250)**	(1)	(1,612)	**(281)**	(1,796)	(84)
Taxes [2]	**538**	(117)	139	**(486)**	(1,349)	(64)
Net profit before minority interests	**(870)**	(163)	659	**1,814**	6,022	(70)
Minority interests	**40**	(136)	(69)	**(227)**	(237)	(4)
Net profit	**(830)**	(299)	590	**1,587**	5,785	(73)

[1] Certain reclassifications have been made to prior-period amounts to conform to the current presentation. / [2] Prior to 2001, deferred tax assets for net operating loss carry-forwards were not recorded. In 2001, the accounting policy was changed to allow such deferred tax assets to be recorded in the event of sales of businesses at a taxable gain, where the realization of the deferred tax assets is certain. The impact on the financial statements was a tax benefit of CHF 303 m (USD 179 m). Prior-period financial statements disclosed herein would be unchanged had they been prepared under the new policy.

Consolidated balance sheet

in CHF m	31.12.01	30.09.01	31.12.00 [1]	Change from 31.12.00 in %
Assets				
Cash and other liquid assets	**3,092**	2,273	2,928	6
Money market papers	**32,027**	31,388	30,127	6
Due from banks	**203,785**	216,543	218,521	(7)
Receivables from the insurance business	**11,823**	9,597	9,871	20
Due from customers	**186,151**	184,114	170,428	9
Mortgages	**92,655**	95,635	92,432	0
Securities and precious metals trading portfolios	**208,374**	193,541	198,917	5
Financial investments from the banking business	**37,306**	31,902	25,574	46
Investments from the insurance business	**131,291**	124,699	132,632	(1)
Non-consolidated participations	**1,846**	1,959	1,829	1
Tangible fixed assets	**9,422**	9,427	9,913	(5)
Intangible assets	**22,850**	22,895	23,299	(2)
Accrued income and prepaid expenses	**18,095**	18,892	16,294	11
Other assets	**63,796**	63,197	54,668	17
Total assets	**1,022,513**	1,006,062	987,433	4
Subordinated assets	**1,578**	2,468	4,876	(68)
Receivables due from non-consolidated participations	**276**	587	771	(64)
Liabilities and shareholders' equity				
Money market papers issued	**19,252**	20,412	23,176	(17)
Due to banks	**335,932**	354,873	359,441	(7)
Payables from the insurance business	**11,864**	8,091	8,807	35
Due to customers in savings and investment deposits	**38,547**	37,307	39,233	(2)
Due to customers, other	**261,752**	244,038	213,549	23
Medium-term notes (cash bonds)	**3,019**	3,078	3,225	(6)
Bonds and mortgage-backed bonds	**81,505**	74,570	65,524	24
Accrued expenses and deferred income	**25,512**	25,637	28,021	(9)
Other liabilities	**56,493**	57,012	57,653	(2)
Valuation adjustments and provisions	**11,362**	10,996	13,107	(13)
Technical provisions for the insurance business	**138,354**	132,111	132,175	5
Total liabilities	**983,592**	968,125	943,911	4
Reserve for general banking risks	**2,319**	2,319	2,319	0
Share capital	**3,590**	3,589	6,009	(40)
Capital reserve	**19,446**	19,436	19,282	1
Revaluation reserves for the insurance business	**749**	382	4,789	(84)
Reserve for own shares	**2,469**	2,469	600	312
Retained earnings	**5,640**	5,158	2,167	160
Minority interests	**3,121**	2,167	2,571	21
Net profit	**1,587**	2,417	5,785	(73)
Total shareholders' equity	**38,921**	37,937	43,522	(11)
Total liabilities and shareholders' equity	**1,022,513**	1,006,062	987,433	4
Subordinated liabilities	**20,892**	22,064	21,801	(4)
Liabilites due to non-consolidated participations	**1,098**	954	779	41

[1] Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

00111

Off-balance sheet and fiduciary business

in CHF m	31.12.01	31.12.00
Credit guarantees in form of avals, guarantees and indemnity liabilities	**29,789** [1]	7,013
Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees	**5,056**	4,824
Irrevocable commitments in respect of documentary credits	**3,257**	3,142
Other contingent liabilities	**5,484**	5,026
Contingent liabilities	**43,586**	20,005
Irrevocable commitments	**129,864**	126,998
Liabilities for calls on shares and other equity instruments	**794**	305
Confirmed credits	**76**	150
Total off-balance sheet	**174,320**	147,458
Fiduciary transactions	**41,448**	41,974

[1] Including credit guarantees of securities lent as arranger of CHF 21,148 m.

Derivative instruments

in CHF bn	Nominal value 31.12.01	Positive gross replacement value [1] 31.12.01	Negative gross replacement value [1] 31.12.01	Nominal value 31.12.00	Positive gross replacement value [1] 31.12.00	Negative gross replacement value [1] 31.12.00
Interest rate products	**9,120.8**	**97.0**	**98.7**	5,793.3	66.4	66.4
Foreign exchange products	**1,936.3**	**39.6**	**40.2**	1,139.4	30.4	32.1
Precious metals products	**29.5**	**1.3**	**1.8**	34.8	1.5	2.0
Equity/index-related products	**393.9**	**14.1**	**13.6**	473.9	17.1	19.6
Other products	**120.7**	**3.5**	**3.5**	80.4	2.8	3.3
Total derivative instruments	**11,601.2**	**155.5**	**157.8**	7,521.8	118.2	123.4

[1] Including replacement values for traded derivatives (futures and traded options) subject to daily margining requirements. Total positive and negative replacement values of traded derivatives amount to CHF 1.8 bn (December 31, 2000: CHF 2.0 bn) and CHF 0.6 bn (December 31, 2000: CHF 1.6 bn) respectively.

Selected notes

Currency translation rates

in CHF	Average rate year-to-date 4Q2001	3Q2001	4Q2000	Closing rate as of 31.12.01	30.09.01	31.12.00
1 USD	**1.69**	1.68	1.67	**1.6754**	1.6158	1.6346
1 EUR	**1.51**	1.51	1.54	**1.4824**	1.4782	1.5242
1 GBP	**2.43**	2.42	2.53	**2.4282**	2.3770	2.4442
100 JPY	**1.39**	1.39	1.55	**1.2759**	1.3548	1.4252

Securities and precious metals trading portfolios

in CHF m	31.12.01	31.12.00
Listed on stock exchange	**66,308**	63,684
Unlisted	**91,434**	65,678
Debt instruments	**157,742**	129,362
of which own bonds and medium-term notes	**1,037**	837
Listed on stock exchange	**44,202**	59,454
Unlisted	**5,123**	8,081
Equity instruments	**49,325**	67,535
of which own shares	**4,410**	7,474
Precious metals	**1,307**	2,020
Total securities and precious metals trading portfolios	**208,374**	198,917
of which securities rediscountable or pledgeable with central banks	**77,306**	72,618

Income statement of the banking and insurance business [1]

in CHF m	Banking business		Insurance business		Credit Suisse Group	
	2001	2000	**2001**	2000	**2001**	2000
Net interest income	**6,680**	5,239	**–**	–	**6,751**	5 313
Net commission and service fee income	**17,866**	16,629	**–**	–	**17,845**	16,596
Net trading income	**9,183**	8,791	**–**	–	**9,183**	8,791
Net income from the insurance business [2]	**–**	–	**6,352**	6,197	**6,300**	6,166
Other ordinary income/(expenses), net	**(538)**	1,046	**(380)**	(666)	**(925)**	365
Operating income	**33,191**	31,705	**5,972**	5,531	**39,154**	37,231
Personnel expenses [2]	**19,752**	16,499	**2,138**	2,004	**21,890**	18,503
Other operating expenses [2]	**6,853**	5,279	**1,547**	1,366	**8,394**	6,645
Operating expenses	**26,605**	21,778	**3,685**	3,370	**30,284**	25,148
Gross operating profit	**6,586**	9,927	**2,287**	2,161	**8,870**	12,083
Depreciation of non-current assets	**1,667**	1,092	**519**	261	**2,186**	1,353
Amortization of acquired intangible assets	**793**	157	**0**	0	**793**	157
Amortization of goodwill	**697**	215	**73**	31	**770**	246
Valuation adjustments, provisions and losses from the banking business	**2,592**	1,265	**–**	–	**2,592**	1,265
Depreciation, valuation adjustments and losses	**5,749**	2,729	**592**	292	**6,341**	3,021
Profit before extraordinary items, taxes and minority interests	**837**	7,198	**1,695**	1,869	**2,529**	9,062
Extraordinary income	**52**	105	**0**	0	**52**	105
Extraordinary expenses	**(50)**	(1,796)	**(231)**	0	**(281)**	(1,796)
Taxes	**(108)**	(943)	**(378)**	(406)	**(486)**	(1,349)
Net profit before minority interests	**731**	4,564	**1,086**	1,463	**1,814**	6,022
Minority interests	**(179)**	(91)	**(48)**	(146)	**(227)**	(237)
Net profit	**552**	4,473	**1,038**	1,317	**1,587**	5,785

[1] Income statements for the banking and insurance business are presented on a stand-alone basis. [2] Insurance business: expenses due to the handling of both claims and investments are allocated to the income from the insurance business, of which: CHF 599 m (2000: CHF 525 m) are related to personnel expenses and CHF 371 m (2000: CHF 355 m) to other operating expenses.

Statement of shareholders' equity

in CHF m	31.12.01	31.12.00
At beginning of financial year	**43,522**	30,683
Repayment out of share capital	**(2,392)**	0
Dividends paid	**(14)**	(1,931)
Dividends paid to minority interests	**(161)**	(55)
Capital increases, par value and capital surplus	**1,160**	9,627
Cancellation of repurchased shares	**(569)**	0
Changes in scope of consolidation affecting minority interests	**(253)**	189
Foreign exchange impact	**112**	(703)
Change in revaluation reserves from the insurance business, net	**(4,298)**	(498)
Change in reserve for general banking risks, net	**0**	188
Minority interests in net profit	**227**	237
Net profit	**1,587**	5,785
At end of financial year	**38,921**	43,522

Investments from the insurance business

As of December 31, 2001 in CHF m	Book value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	**8,287**	8,205	152	70	8,287
Debt securities issued by foreign governments	**19,503**	19,252	474	223	19,503
Corporate debt securities	**22,947**	22,542	672	267	22,947
Other	**15,823**	15,409	543	129	15,823
Debt securities	**66,560**	65,408	1,841	689	66,560
Equity securities	**22,332**	22,145	2,406	2,219	22,332
Total securities – available-for-sale	**88,892**	87,553	4,247	2,908	88,892
Debt securities	**1,858**	–	–	–	–
Equity securities	**37**	–	–	–	–
Total securities – trading	**1,895**	–	–	–	–
Own shares	**184**	–	–	–	–
Mortgage loans	**9,811**	–	–	–	–
Other loans	**4,648**	–	–	–	–
Real estate	**7,549**	–	–	–	10,376
Short-term investments and other	**3,793**	–	–	–	–
Investments from the insurance business	**116,772**	–	–	–	–
Equity securities	**10,934**	–	–	–	–
Debt securities	**2,495**	–	–	–	–
Short-term investments	**794**	–	–	–	
Real estate	**296**	–	–	–	–
Investments where the investment risk is borne by the policyholder	**14,519**	–	–	–	–
Total investments from the insurance business	**131,291**	–	–	–	–

As of December 31, 2000 in CHF m	Book value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	5,748	5,645	128	25	5,748
Debt securities issued by foreign governments	18,497	18,012	648	163	18,497
Corporate debt securities	36,381	35,829	1,111	559	36,381
Other	2,952	2,736	260	44	2,952
Debt securities	63,578	62,222	2,147	791	63,578
Equity securities	31,718	24,114	9,021	1,417	31,718
Total securities – available-for-sale	95,296	86,336	11,168	2,208	95,296
Own shares	59	–	–	–	–
Mortgage loans	9,424	–	–	–	–
Other loans	4,316	–	–	–	–
Real estate	7,098	–	–	–	10,072
Short-term investments and other	3,550	–	–	–	–
Investments from the insurance business	119,743	–	–	–	–
Equity securities	10,136	–	–	–	–
Debt securities	1,233	–	–	–	–
Short-term investments	1,402	–	–	–	–
Real estate	118	–	–	–	–
Investments where the investment risk is borne by the policyholder	12,889	–	–	–	–
Total investments from the insurance business	132,632	–	–	–	–

Trading exposures

The average VaR at Credit Suisse First Boston in the fourth quarter of 2001 was USD 49.0 million, compared with USD 78.0 million during the third quarter of 2001. The VaR decrease was in large part due to the implementation of a revised historical simulation model for mortgage spread risks within the Fixed Income division. Starting this quarter, the backtesting chart shows the component of trading revenue due purely to overnight price movements and excluding fee and commission income. This calculation is better suited for the evaluation of a VaR model. As illustrated in the backtesting chart, Credit Suisse First Boston had two regulatory backtesting exceptions in the fourth quarter of 2001; on average, a backtesting model returns two or three exceptions per annum.

Asset quality

Credit quality has softened as a result of the volatile and fragile economic environment, although the share of investment grade exposure was not appreciably lower than in previous quarters. The mix of impaired assets has shifted: continued progress in reducing the historic impaired asset portfolio at Credit Suisse Banking was offset by an increase in impaired assets at Credit Suisse First Boston. Vulnerable sectors continue to be monitored, with active management leading to addition of collateral, purchase of credit protection and tightening of maturities where justified. Provisions are created when exposures exhibit signs of deterioration to an extent that would classify them as impaired.

Adjusted trading revenue and VaR estimate for Credit Suisse First Boston


in Mio USD
100
50
0
-50
-100
-150
1Q2001
2Q2001
3Q2001
4Q2001
Daily adjusted trading revenue
One-day VaR (99%)

CSFB trading exposures (99% one-day VaR)

in USD m	4Q2001	3Q2001	2Q2001	1Q2001
Total VaR				
Period end	**42.7**	85.0	72.3	83.8
Average	**49.0**	78.0	73.0	82.4
Maximum	**55.5**	95.2	85.3	99.4
Minimum	**42.7**	63.1	66.6	69.5

in USD m	31.12.01	30.09.01	30.06.01	31.03.01
VaR by risk type				
Interest rate	**56.7**	107.2	79.8	97.6
Foreign exchange	**11.1**	15.2	17.1	15.7
Equity	**21.7**	23.3	21.2	12.7
Commodity	**2.4**	2.5	1.1	2.2
Subtotal	**92.0**	148.2	119.2	128.2
Diversification benefit	**(49.3)**	(63.2)	(46.9)	(44.4)
Total	**42.7**	85.0	72.3	83.8

Credit Suisse First Boston computes these VaR estimates separately for each risk type and for the whole portfolio using the historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99% percentile loss for each risk type and for the total portfolio.

Asset quality & provisions

As of December 31, 2001, in CHF m	Credit Suisse Financial Services	Credit Suisse Private Banking	Credit Suisse First Boston	Credit Suisse Group
Non-performing loans (NPLs) [1]	5,802	116	3,748	9,666
Capital provisions against NPLs [2]	3,449	74	2,205	5,728
Total counterparty exposures [1]	128,159	42,694	229,518	400,371
of which lending	103,188	38,968	46,108	188,264
of which committed, but unused	12,081	0	101,719	113,800
of which contingent exposures	12,734	2,904	9,883	25,521
of which counterparty trading	156	822	71,808	72,786
Coverage ratio of NPLs				
31.12.01	**59%**	**64%**	**59%**	**59%**
30.09.01	57%	62%	54%	56%
31.12.00	62%	54%	67%	63%
NPLs as percentage of counterparty exposures				
31.12.01	**4.5%**	**0.2%**	**1.6%**	**2.4%**
30.09.01	4.8%	0.3%	1.2%	2.2%
31.12.00	6.5%	0.3%	0.6%	2.4%

[1] Includes loans and loan equivalents. [2] Excludes total interest of CHF 1,385 m (fully provided).

Credit Suisse Group shares

Ticker symbols

Stock exchange listings	Bloomberg	Reuters	Telekurs
SWX Swiss Exchange/virt-x	CSGN VX	CSGZn.VX	CSGN,380
Frankfurt	CSX GR	CSGZn.DE	CSX,013
New York (ADS) [1]	CSR US	CSR.N	CSR,065
Tokyo	8653 JP	CSGZ.T	N1492,106

[1] 1 ADS represents 1 registered share.

Swiss security number	1213853
ISIN number	CH0012138530
German security number	DE 876 800
CUSIP number	225 401 108

Ratings

Agencies	Credit Suisse Group		Credit Suisse		Credit Suisse First Boston		Winterthur
	Long term	Short term	Long term	Short term	Long term	Short term	
Moody's, New York	Aa3	-	Aa3	P1	Aa3	P1	Aa3
Standard & Poor's, New York	AA-	A1+	AA	A1+	AA	A1+	AA
Fitch IBCA, New York	AA-	F1+	AA-	F1+	AA	F1+	AA-

Enquiries

CREDIT SUISSE GROUP
Investor Relations
Gerhard Beindorff, Andreas Peterlik
Tel. +41 1 333 4570 / +41 1 333 3169
Fax +41 1 333 2587

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www.credit-suisse.com

5520154
English

CREDIT SUISSE | GROUP

4TH QUARTER AND FULL YEAR 2001 RESULTS

PRESENTATION

- Q4 AND 2001 RESULTS SUMMARY
- CONSOLIDATED RESULTS Q4 2001
- ASSET QUALITY & CAPITAL ADEQUACY
- BUSINESS UNIT RESULTS
- PRIORITIES / OUTLOOK
- SUPPLEMENTS



MAIN STRATEGIC ACHIEVEMENTS IN 2001

- Broadly maintained market positions in all of the Group's core businesses, notably combined market position of CSFB and DLJ
- Continued momentum and good results in asset gathering / asset management businesses given weak financial markets
- Steps taken at Credit Suisse First Boston to take full advantage of excellent starting position to be one of the leading investment banks
    - New top management appointments
    - Consistent 'one-firm culture' approach
    - Implementation of cost reduction initiative, to adapt cost base to market conditions and peers
- Streamlining of organization into two business units, CSFS and CSFB, to achieve synergies and enhance client focus
- Continued focus on client service, improving risk and compliance environment, cost management, retaining and attracting best employees, and shareholder value

HIGHLIGHTS Q4 AND 2001

▪ Q4 net operating profit *	CHF 616 m, reported loss of CHF 830 m
▪ 2001 net operating profit *	CHF 4.0 bn, reported net profit of CHF 1.6 bn, down 45% and 73% respectively versus 2000
▪ Results affected by	CSFB net operating losses * in Q3 and Q4 (CHF 204 m / 327 m), due to ➢ weaker FI revenue Q4, losses incl. Enron, Argentina ➢ increased credit provisions ➢ private equity write-downs Q4 CHF 1.4 bn pre-tax exceptional items at CSFB Swiss Life write-down of CHF 370 m in H2

- Solid results in all other businesses given weak market conditions
- Strong new asset inflow - CHF 66.4 bn, up 14% versus 2000

* excl. amortization of acquired intangible assets and goodwill as well as exceptional items, net of tax

OVERVIEW Q4 AND 2001 RESULTS

	Q4/01	12M/01	Change from Q3/01	Change from 2000
Net operating profit *, CHF m	616	3,974	-	-45%
Reported net profit, CHF m	-830	1,587	-	-73%
Operating ROE *	6.6%	10.0%		
Operating EPS *, CHF	0.52	3.33	-	-49%
Capital repayment per share, CHF	-	2.00	-	-
Net new assets, CHF bn	17.9	66.4	+152%	+14%
	12.01	12.00	Change from 09.01	Change from 12.00
AuM, CHF bn	1,425.5	1,392.0	10.5%	2.4%

* excl. amortization of acquired intangible assets and goodwill as well as exceptional items, net of tax

OVERVIEW 2001 RESULTS

- CSFS, CSPB, and CSAM posting strong results given market conditions, with net operating profit of CHF 4.0 bn (2000: CHF 4.8 bn)
- CSFS:
  - Insurance businesses down 18%, better technical results, lower investment returns
  - CSB down 4% on lower transaction volumes
  - CSPF launched in Germany and Spain in Q4
- CSPB: CHF 33 bn NNA, 7.2% growth; operating return on AuM 50 bp
- CSAM: CHF 9.2 bn NNA; operating return on AuM 6.7 bp
- CSFB:
  - 2001 net operating profit of CHF 571 m; revenues affected by weak markets, post-acquisition cost structure, and exceptional items
  - Reduced headcount by 2,500+ in Q4; bonus per capita down 49%



GROWTH IN ASSETS UNDER MANAGEMENT

in CHF billion


1,392.0
7.9
33.0
9.2
16.3
65.6
32.7
1,425.5
CSFS
CSPB
CSAM
CSFB
market movements & structural effects
acquisitions
CHF 66.4 (+4.8% p.a.)
net new assets
AuM 12/00
AuM 12/01

- Net inflows of CHF 17.9 bn in Q4, up on seasonally weak Q3
- CHF 32.7 bn from acquisitions, net of sale of Winterthur International

REVENUE

- Revenue drop reflects weaker result at CSFB (fixed income, Argentina, Enron)
- Net interest income from trading portfolio down, trading line also affected by lower market volatilities



in CHF m *
10,631
11,091
11,182
8,720
8,161
15%
50%
16%
19%
14%
44%
28%
14%
14%
41%
28%
17%
22%
43%
22%
14%
19%
51%
11%
19%
Q4/00
Q1/01
Q2/01
Q3/01
Q4/01
Change vs.
Q3 2001
Balance sheet
Fees & commissions
- 20%
business
+ 8%
Trading
- 54%
Insurance
+ 21%
Total
- 6%

* totals include other income

OPERATING EXPENSES

- Cost / income ratio * of 93.1% (Q3/01: 88.7%), reflecting exceptional items
- Non-personnel expenses up largely on acceleration of 3rd party fees and depreciation of capitalized IT



in CHF m
7,868
5,154
(181)
(2,017)
2,308
406
Q4/00
8,467
6,030
(194)
(2,780)
1,954
483
Q1/01
8,675
5,959
(209)
(2,552)
2,214
502
Q2/01
7,732
5,276
(189)
(1,944)
1,954
502
Q3/01
7,596
4,625
(221)
(724)
2,272
699
Q4/01
Change vs.
Q3 2001
Personnel
(w/o bonuses)
- 12%
expenses
Other op. exp.
- 63%
(retention pmts.)
+ 16%
Depreciation *
Total
+ 39%
- 2%

* excl. amortization of acquired intangible assets and goodwill

EXCEPTIONAL ITEMS IN Q4

	in USD m	FX rate @ 1.69	in CHF m
Operating income	-20		-34
Personnel expenses	-583		-985
Depreciation of non-current assets	-7		-12
Valuation adj., provisions & losses	-235		-397
Total, pre-tax	**-845**		**-1,428**
Taxes	199		336
Total, net of tax	**-646**		**-1,092**
n.b.			
Bonus over-accrual in 9M/01	340		575

CONSOLIDATED INCOME STATEMENT

	Q4/01 CHF m	Q3/01 CHF m	Q4/00 CHF m	Change to Q3/01
Operating income	8,161	8,720	10,632	-6%
Operating expenses	-6,897	-7,230	-7,462	-5%
Gross operating profit	**1,264**	**1,490**	**3,170**	**-15%**
Depreciation of non-current assets	-1,126	-889	-667	27%
Valuation adj., provisions & losses	-1,289	-653	-425	97%
Profit before e.o. items & taxes	**-1,151**	**-52**	**2,078**	**-**
e.o. items, net	-257	6	-1,558	-
Taxes	538	-117	139	-
Net profit before minority interests	**-870**	**-163**	**659**	**-**
Net profit	**-830**	**-299**	**590**	**-**

RECONCILIATION TO NET OPERATING PROFIT

	Q4/01 CHF m	Q3/01 CHF m	Q4/00 CHF m	Change to Q3/01
Net profit	**-830**	**-299**	**590**	**-**
Amort. of acquired intangible assets	203	197	157	3%
tax effect	-73	-67	-44	9%
Amortization of goodwill	224	190	103	18%
Exceptional items / restructuring	1,428	-	1,499	-
tax effect	-336	-	-425	-
Net operating profit	**616**	**21**	**1,880**	**-**

ASSET QUALITY
CAPITAL EXPOSURE & PROVISION DEVELOPMENT

Non-performing loans (NPLs) *, in CHF m



CSFB
CSB & CSPB
1,904
12,105
1,887
10,964
1,479
8,347
1,804
7,926
CSFB in USD 1,484
2,668
7,072
CSFB in USD 1,792
2,895
6,270
CSFB in USD 2,237
3,748
5,918

	YE 98	YE 99	YE 00	03/01	06/01	09/01	YE 01
NPLs as %age of credit exp. *	4.1%	3.4%	2.4%	2.3%	2.3%	2.2%	2.4%
Coverage ratio of NPLs	63%	63%	63%	62%	60%	56%	59%

* includes loans and loan equivalents

TOTAL COUNTERPARTY EXPOSURE BY RATING


in CHF bn
373
405
423
431
418
400
43%
44%
43%
45%
44%
43%
38%
35%
36%
36%
37%
38%
13%
16%
16%
14%
15%
14%
6%
5%
5%
4%
4%
5%
YE 99
YE 00
03/01
06/01
09/01
YE 01
R1 - R3 (AAA - A)
R4 (BBB)
R5 - R7 or N/R (non-investment grade)
R8 (impaired / non-performing)

CREDIT SUMMARY

- Continued improvement in NPLs at CSB
- Clear deterioration in CSFB's loan and exposure book

2001 credit costs / total counterparty exposure
(in basis points)



10
24
18
17
17
Q1 Q2 Q3 Q4
CS & IPB LEs
26
15
52
109
53
Q1 Q2 Q3 Q4
CSFB LE
20
18
38
70
38
Q1 Q2 Q3 Q4
CSG cons.
full year rate

CAPITAL ADEQUACY - CREDIT SUISSE GROUP

in CHF m	12.01	09.01	06.01	03.01	12.00
BIS tier 1 capital, consolidated	21,155	21,325	25,970	25,699	27,111
BIS tier 1 capital, banking	19,402	19,771	22,151	21,795	20,999
BIS RWA, consolidated	222,874	237,347	261,550	250,392	239,465
BIS RWA, banking	219,707	234,379	256,317	245,074	231,939
BIS tier 1 ratio, consolidated	9.5%	9.0%	9.9%	10.3%	11.3%
BIS tier 1 ratio, banking	8.8%	8.4%	8.6%	8.9%	9.1%
Insurance solvency (proxy calculation estimate based on EU approach)	155%				

CREDIT SUISSE FINANCIAL SERVICES HIGHLIGHTS Q4 AND 2001

▪ Q4 net operating profit	CHF 206 m in Q4 (CHF 303 m excl. CSPF), down 8% on Q3, largely due to ➢ Transaction-related charges for divestment W'Intl. ➢ Lower investment return at WLP
▪ 2001 net operating profit	CHF 1.4 bn (CHF 1.7 bn excl. CSPF), down 24% on 2000, in view of ➢ Lower investment return from insurance units ➢ Continued investments in CSPF
▪ 2001 costs	Affected by ➢ accounting changes (CHF 267 m) ➢ net effects of insurance acquisitions (CHF 205 m) ➢ partially offset by non-organic premium growth
▪ Operating ROE / ROIC	12.9%, or 16.5% excluding CSPF
▪ AuM	➢ Flat at CHF 274.2 bn ➢ CHF 7.9 bn NNA (CHF 3.3 bn in Q4)



WINTERTHUR INSURANCE HIGHLIGHTS 2001

- Premiums — Up 12% to CHF 18.4 bn, 11% organic growth
- Net operating profit — CHF 536 m, down 28% on 2000, combination of
  - Improved combined ratio of 105.6% (down 0.9 points)
    - 76.7% claims ratio, down 0.5 points on further improvement in Europe, partially offset by weaker N-America result
    - 28.9% expense ratio, down 0.4 points on expense control
  - Lower investment return of 6.9% (4.6% current, 2.3% realized gains) in view of market conditions (7.5% in 2000)
  - Transaction-related charges for divestment of W'Intl.
- Progress update — Continued progress in strategic focus, exiting underperforming markets
  - Completion of acquisition of CGNU business in Belgium
  - Winterthur International divested
  - ~~Announced sale of branches in France and Austrian subs.~~

WINTERTHUR LIFE & PENSIONS HIGHLIGHTS 2001

- **Premiums** — Up 13% to CHF 17.4 bn
  - 10% organic growth
  - Premiums ex-Switzerland above 50% for the first time
- **Net operating profit** — CHF 578 m, down only 5% on 2000, combination of
  - Improved expense ratio of 10.9% (down 0.2 points)
  - Lower investment return of 4.8% (4.3% current, 0.5% realized gains) in view of market conditions (6.9% in 2000)
  - Solid performance in all core markets
- **Net new assets** — CHF 3.9 bn vs. CHF 2.7 bn for 2000
- **Progress update** — Strategic focus on profitable growth
  - Acquisition of largest Czech pension fund
  - Announced withdrawal from French and Austrian markets

CREDIT SUISSE BANKING HIGHLIGHTS Q4 AND 2001

- Q4 net operating profit: CHF 114 m, down 25% vs. Q3, largely due to depreciation of capitalized IT
  - Operating income stable, 233 bp net interest margin
  - Operating expense down (personnel cost -14%)
- Operating ROE: 10.5% in Q4; 14.5% for full year
- 2001 net operating profit: CHF 632 m, down 4%
  decrease in credit provisioning offset by lower fee income and higher depreciation
- Net new assets:
  - CHF 1.5 bn in Q4 and CHF 2.8 bn for 2001;
  - Growth in funds business of 3% in 2001, outperforming the market
- NPLs: Decreased to 4.5% of total exposure
  - Down 2 %age points, or CHF 2.4 bn on continued progress in workout portfolio
  - ~~NPL coverage ratio at 59%~~

CREDIT SUISSE PERSONAL FINANCE HIGHLIGHTS Q4 AND 2001

CSPF reporting format includes European onshore affluent offering as well as youtrade

- Progress update

  Operations further expanded (launches in Spain and Germany)
  - Around 600 financial advisors
  - 35 locations in Italy, 18 in Spain, 10 in Germany
  - Italian platform important in capturing repatriated money

- Established areas

  Continued growth, AuM at CHF 6.6 bn
  - +10% vs. 09/01
  - Net new assets of CHF 0.5 bn in Q4 (CHF 1.2 bn for the year)

- Q4 net operating loss

  CHF 97 m (full year: CHF 383 m) reflecting continued investments

CREDIT SUISSE PRIVATE BANKING HIGHLIGHTS Q4 AND 2001

- Net new assets
  - CHF 7.5 bn in Q4 (CHF 33.0 bn for the year)
  - Growth of 1.7% for the quarter, or 7.2% for 2001, mainly due to new product launches
- Q4 net operating profit
  - CHF 602 m, up 17% vs. Q3
  - Revenues up 3% vs. Q3
  - Expenses stable (up 1% q-on-q)
- Margins
  - Q4 gross and net margin: 120 bp and 53 bp resp. (up vs. Q3); 124 bp and 50 bp resp. for full year
- 2001 net operating profit
  - Down only 11% at CHF 2.3 bn, despite negative market environment and significantly lower transaction volumes vs. 2000
- Strategic progress
  - Launch of Global Private Banking Centre in Singapore
  - Award for "Best Use of IT in the Banking Sector" for introduction of FrontNet relationship mgmt. Portal
  - 3rd time "Best Private Bank in Asia"

CREDIT SUISSE PRIVATE BANKING DEVELOPMENT OF GROSS MARGIN



Asset driven
Transaction driven
Other revenue
in bp
120
90
60
30
0
133
22
47
64
137
27
45
65
125
17
41
67
114
18
32
64
120
22
31
67
124
21
37
66
2000
Q1/01
Q2/01
Q3/01
Q4/01
2001
-9 bp
alternative investments ↗
brokerage ↘
trading ↘
alternative investments ↗

CSFS BUSINESS MODEL AS OF 2002


Distribution
Client segments
Products
Private Banking International
Private Banking Switzerland
Life & Pensions
Corporate & Retail Banking
Insurance
UHNWI
HNWI
Affluents
Core private banking / wealth management franchise
Retail clients
Small businesses
Medium-sized corporates
Client reservoir, key for home market position (image, regulatory environment, leverage of cost base)
Attractive businesses in their own right (ROE significantly above capital cost, stable)
Finance & Products
Invest-ment Mgmt.
Infrastructure
Technology & Operations

NEW CSFS - SYNERGIES / COST IMPROVEMENTS

- Need to adapt cost structure to reflect changing market conditions, by
  - Bringing together retail and private banking platforms
  - Down-sizing staff and support functions
  - Consolidating IT, operations and e-business infrastructure



Gross synergies/cost improvements
(in CHF m)
350-400
15%
70%
15%
2002
600-650
25%
60%
15%
2003 onwards
Headcount reduction
G&A cost savings and improvements
Revenue increase
Key measures and levers
Reduction of 700-800 positions
Eliminate overlaps
Streamline e-business initiatives
Reduce external costs
Enhance revenues, e.g. CH affluents
Improve marketing effectiveness

CREDIT SUISSE FIRST BOSTON HIGHLIGHTS Q4 AND 2001 — 1/2

- **Q4 net operating loss** — USD 196 m, compared with USD 123 m loss for Q3
- **Q4 revenue** — declined 23% to USD 2.5 bn:
  - FI down 44%, Argentina and Enron losses
  - Equity revenues up 5%, IB flat (-1%), FS up 6%
- **Q4 operating expenses** — USD 2 bn down 32% on Q3 due to
  - Lower personnel costs and incentive comp.
  - USD 340 m incentive compensation classified as exceptional item
- **Higher credit provisions** — USD 370 m vs. USD 348 m for first 9 months

CREDIT SUISSE FIRST BOSTON HIGHLIGHTS Q4 AND 2001 2/2

- Exceptional items: USD 845 m pre-tax (USD 646 m net of tax)
  - USD 745 m cost reduction initiative
  - USD 100 m settlement with SEC and NASDR re IPO allegations
- 2001 net operating profit: USD 338 m vs. USD 1.6 bn in 2000
  - Revenue up 14% to USD 14 bn, FI almost doubled to USD 5.7 bn
  - Equity down 23%, IB down 25%
  - Rankings / market shares broadly maintained
- 2001 loss: USD 961 m after USD 646 m exceptional items and USD 653 m amortization of acquired intangible assets and goodwill

CREDIT SUISSE FIRST BOSTON
KEY MARKET SHARE FIGURES

	2001			2000 *			1997		
	Rank	Share	Gap to 3	Rank	Share	Gap to 3	Rank	Share	Gap to 3
Global M&A	4	22.6%	3.8%	3	25.2%	none	5	12.3%	6.2%
Global Equity	5	10.0%	1.5%	4	8.8%	1.7%	5	4.9%	7.3%
Global Debt	3	8.4%	none	4	9.1%	0.5%	7	5.4%	3.2%
High Yield	1	16.4%	none	1	21.0%	none	10	4.0%	7.3%
Equity research									
All America	2	52 RA	none	1	56 RA	none	10	13 RA	26 RA
Europe	1	41 RA	none	4	26 RA	10 RA	12	8 RA	26 RA

RA = ranked analysts

* 2000 rankings include DLJ for full year

CREDIT SUISSE FIRST BOSTON HEADCOUNT

	pre-merger	pro-forma 09.2000	31 Dec. 2001	Target 12.2001	31 Dec. vs. pro-forma	31 Dec. vs. pre-merger
Investment Banking	2,664	4,553	2,965			
Equity	2,602	3,732	2,814			
Fixed Income	1,726	2,543	3,128			
PCS	-	971	1,037			
Private Equity	73	350	341			
Other	37	221	13			
Total Front	**7,102**	**12,370**	**10,298**	**10,271**	**- 17%**	**+**
45%						
Financial Services	**-**	**6,540**	**4,776**	**4,929**	**- 27%**	
+++						
IT		3,259	4,218	3,902	3,897	- 7%
	+ 20%					
Operations	2,269	2,635	2,223	2,248	- 16%	-
2%						
Finance & Risk	2,107	2,445	1,880	1,861	- 23%	-
11%		> 5,000 (18%) reduction				
Administration	1,761	2,327	2,073	2,124	- 11%	+
18%						
Total Back	**9,396**	**11,625**	**10,078**	**10,130**	**- 13%**	+
7%						

CREDIT SUISSE FIRST BOSTON
UPDATE ON COST REDUCTION PROGRAM

- USD 1 bn cost reduction program announced Sept. 2001 – actions already taken will exceed this target
- Headcount reduced by 2,500+ (Sept-Dec '01) while preserving the franchise – annual savings will exceed USD 700 m
- Other operating expense savings to exceed USD 300 m
- Non-core businesses (CSFBdirect in US and UK, Autranet) sold for USD 660 m, run-rate relief of approx. USD 64 m (revenues 2001 were USD 151 m, operating expenses 2001 were USD 215 m)
- Further focus on costs and staffing levels in 2002, in light of market conditions and outlook

CREDIT SUISSE FIRST BOSTON
NEW MANAGEMENT STRUCTURE

OPERATING COMMITTEE (12)

Mack*, Carter**, Dougan, James, Lynch*, Murray*, Nides*, Ogunlesi**, Peek*, Sants**, Thornburgh, Volk*

* New to CSFB since mid-2001 (6)
** Internal promotes / new to Operating Committee (3)

EXECUTIVE BOARD (27)

Mack*, Carter**, Dougan, James, Lynch*, Murray*, Nides*, Ogunlesi**, Peek*, Sants**, Thornburgh, Volk*, Brueckner**, Calello, Clark**, Cruz**, Dimaio**, Goodman, Healy, Jackson**, Meltzer**, Price, Quattrone**, Roby, Salzman*, Schloss**, Stonefield.

* New to CSFB since mid-2001 (7)
** Internal promotes / new to ExB (11)

CREDIT SUISSE ASSET MANAGEMENT HIGHLIGHTS Q4 AND 2001

- Revenue — Q4 up 21% vs. Q3, 2001 revenue 9% down on pro-forma 2000 adjusted for DLJ
- Expenses — Q4 down 4% vs. Q3, 2001 down 11% on pro-forma 2000 adjusted for DLJ
- Net operating profit — CHF 139 m in Q4, CHF 322 m for 2001, down 5% vs. 2000; due to extraordinary expense re DLJ integration and higher tax
- AuM — Q4 CHF 1.9 bn net new discretionary assets, CHF 9.2 bn in 2001
- Operating return on AuM 11.9 bp in Q4, 6.7 bp for 2001

PRIORITIES / OUTLOOK

- Focus for 2002
  - Deliver on cost initiatives across Group
  - Leaner and more flexible cost structure at CSFB to achieve satisfactory results in unfavorable markets; position for upside
  - Implement new CSFS structure, maintain growth momentum
- Revenue levels for 2002 at CSFB expected to be lower than in 2001
- For CSFS 2002 results are unlikely to exceed 2001
- Remain confident about long-term positive trends for financial services industry
- CSG strategically well positioned with improved cost structure



CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This presentation may contain projections or other forward-looking statements related to Credit Suisse Group that involve risks and uncertainties. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by Credit Suisse Group with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to market fluctuations and volatility, significant interest rate changes, credit exposures, cross border transactions and foreign exchange fluctuations, impaired liquidity, competition and legal liability. All forward-looking statements are based on information available to Credit Suisse Group on the date of its posting and Credit Suisse Group assumes no obligation to update such statements unless otherwise required by applicable law.

CREDIT SUISSE | GROUP

SUPPLEMENTS TO THE 4TH QUARTER 2001 RESULTS

BUSINESS UNIT RESULTS Q4 2001 – OVERVIEW

In CHF m	CSFS	CSPB	CSAM	CSFB	CC & Adj.	CSG
Operating income	**2,212**	**1,370**	**430**	**4,142**	**7**	**8,161**
Personnel expenses	-842	-402	-130	-3,156	-95	-4,625
Other operating expenses	-800	-265	-122	-1,513	428	-2,272
Total operating expenses	**-1,642**	**-667**	**-252**	**-4,669**	**333**	**-6,897**
Gross operating profit	**570**	**703**	**178**	**-527**	**340**	**1,264**
Depreciation, write-offs	-317	-30	-36	-625	-118	-1,126
Losses, provisions *	-103	55	0	-1,207	-34	-1,289
Pre-tax profit	**150**	**728**	**142**	**-2,359**	**188**	**-1,151**
Net extraordinary items	-2	10	0	0	-265	-257
Taxes	-14	-137	-22	655	56	538
Net profit bef. minorities	**134**	**601**	**120**	**-1,704**	**-21**	**-870**
* Δ to actual credit provisions at CC	+11	-1		+112		

ASSETS UNDER MANAGEMENT AS PER 31.12.2001

	CSFS CHF bn	CSPB CHF bn	CSAM CHF bn	CSFB CHF bn	CSG CHF bn
Cash & time deposits	**54**	**32**	**8**	**14**	**108**
Safe custody accounts	**82**	**373**	**500**	**159**	**1,115**
FI/Equities/Balanced	29	233	475	107	845
whereof Fixed income	8	126	208	32	375
whereof Equities	21	107	168	75	371
whereof Balanced/Other	-	-	99	-	99
Investment funds	45	136	-	52	233
whereof CSAM inv. funds	33	50	-	12	95
whereof other CSG funds *	6	65	-	37	108
whereof external funds	6	21	-	3	30
Other (derivatives, etc.)	8	4	25	0	37
Fiduciary	**4**	**64**	**1**	**0**	**69**
Insurance AuM	**134**	**-**	**-**	**-**	**134**
Total	**274**	**469**	**509**	**173**	**1,426**
whereof discretionary	144	128	364	64	700

* incl. private equity on behalf of clients

WINTERTHUR INSURANCE
INCOME STATEMENT (insurance chart of account)

	2001 CHF m	Q4/01 CHF m	Q3/01 CHF m	Q2/01 CHF m	Q1/01 CHF m
Net premiums earned	**15,007**	**3,795**	**3,708**	**3,887**	**3,617**
Claims and annuities incurred, net	-11,509	-2,837	-2,817	-3,056	-2,799
Dividends to policyholders incurred, net	-311	-50	-78	-71	-112
Operating exp., net (incl. commissions paid)	-4,335	-1,081	-1,033	-1,172	-1,049
Underwriting result, net	**-1,148**	**-173**	**-220**	**-412**	**-343**
Net investment income	2,217	503	360	825	529
Interest received on deposits & bank accounts	29	-4	9	17	7
Interest paid	-127	-35	-25	-41	-26
Other income / expense, net (incl. FX differences) *	-165	-216	22	-14	43
Profit before taxes *	**806**	**75**	**146**	**375**	**210**
Taxes	-224	7	-51	-120	-60
Net operating profit before minorities *	**582**	**82**	**95**	**255**	**150**
Net operating profit *	**536**	**84**	**102**	**217**	**133**

* excl. amortization of goodwill

WINTERTHUR INSURANCE INCOME STATEMENT (BU format reconciliation) 2001

in CHF m	Insurance format	BU format	BU format	BU format
Net premiums earned	**15,007**	**15,007**		
Claims and annuities incurred, net	-11,509	-11,509		
Dividends to policyholders incurred, net	-311	-311		
Operating exp., net (incl. commissions paid)	-4,335	-1,938	-2,261	-136
Underwriting result, net	**-1,148**			
Net investment income	2,217	2,218		-1
Interest received on deposits & bank accounts	29	29		
Interest paid	-127	-127		
Other income / expense, net (incl. FX differences) *	-165	-133		-32
Profit before taxes *	**806**	**3,236**	**-2,261**	**-169**
		Operating income	Operating expenses	Depreciation *

* excl. amortization of goodwill

WINTERTHUR INSURANCE
INCOME STATEMENT (BU format reconciliation) Q4/01

in CHF m	Insurance format	BU format	BU format	BU format
Net premiums earned	**3,795**	**3,795**		
Claims and annuities incurred, net	-2,837	-2,837		
Dividends to policyholders incurred, net	-50	-50		
Operating exp., net (incl. commissions paid)	-1,081	-468	-558	-55
Underwriting result, net	**-173**			
Net investment income	503	504		-1
Interest received on deposits & bank	-4	-4		
accounts	-35	-35		
Interest paid	-216	-206		-10
Other income / expense, net (incl. FX differences) *				
	75	**699**	**-558**	**-66**
Profit before taxes *		Operating income	Operating expenses	Depreciation *

* excl. amortization of goodwill

WINTERTHUR INSURANCE
INCOME STATEMENT (BU format reconciliation)
Q3/01

in CHF m	Insurance format	BU format	BU format	BU format
Net premiums earned	**3,708**	**3,708**		
Claims and annuities incurred, net	-2,817	-2,817		
Dividends to policyholders incurred, net	-78	-78		
Operating exp., net (incl. commissions paid)	-1,033	-446	-554	-33
Underwriting result, net	**-220**			
Net investment income	360	360		
Interest received on deposits & bank accounts	9	9		
Interest paid	-25	-25		
Other income / expense, net (incl. FX differences) *	22	15		7
Profit before taxes *	**146**	**726**	**-554**	**-26**
		Operating income	Operating expenses	Depreciation *

* excl. amortization of goodwill

WINTERTHUR INSURANCE
INCOME STATEMENT (BU format reconciliation)
Q2/01

in CHF m	Insurance format	BU format	BU format	BU format
Net premiums earned	**3,887**	**3,887**		
Claims and annuities incurred, net	-3,056	-3,056		
Dividends to policyholders incurred, net	-71	-71		
Operating exp., net (incl. commissions paid)	-1,172	-573	-574	-25
Underwriting result, net	**-412**			
Net investment income	825	825		
Interest received on deposits & bank accounts	17	17		
Interest paid	-41	-41		
Other income / expense, net (incl. FX differences) *	-14	8		-22
Profit before taxes *	**375**	**996**	**-574**	**-47**
		Operating income	Operating expenses	Depreciation *

* excl. amortization of goodwill

WINTERTHUR INSURANCE
INCOME STATEMENT (BU format reconciliation)
Q1/01

in CHF m	Insurance format	BU format	BU format	BU format
Net premiums earned	**3,617**	**3,617**		
Claims and annuities incurred, net	-2,799	-2,799		
Dividends to policyholders incurred, net	-112	-112		
Operating exp., net (incl. commissions paid)	-1,049	-451	-575	-23
Underwriting result, net	**-343**			
Net investment income	529	529		
Interest received on deposits & bank accounts	7	7		
Interest paid	-26	-26		
Other income / expense, net (incl. FX differences) *	43	50		-7
Profit before taxes *	**210**	**815**	**-575**	**-30**
		Operating income	Operating expenses	Depreciation *

* excl. amortization of goodwill

WINTERTHUR INSURANCE
INCOME STATEMENT (BU reporting format)

	2001 CHF m	Q4/01 CHF m	Q3/01 CHF m	Q2/01 CHF m	Q1/01 CHF m
Operating income	**3,236**	**699**	**726**	**996**	**815**
Personnel expenses	-1,388	-297	-349	-386	-356
Other operating expenses	-873	-261	-205	-188	-219
Total operating expenses	**-2,261**	**-558**	**-554**	**-574**	**-575**
Gross operating profit	**975**	**141**	**172**	**422**	**240**
Depreciation of non-current assets *	-169	-66	-26	-47	-30
Losses, provisions	0	0	0	0	0
Pre-tax profit *	**806**	**75**	**146**	**375**	**210**
Taxes	-224	7	-51	-120	-60
Net operating profit bef. minorities *	**582**	**82**	**95**	**255**	**150**
Net operating profit *	**536**	**84**	**102**	**217**	**133**

* excl. amortization of goodwill

WINTERTHUR LIFE & PENSIONS
INCOME STATEMENT (insurance chart of account)

	2001 CHF m	Q4/01 CHF m	Q3/01 CHF m	Q2/01 CHF m	Q1/01 CHF m
Net premiums earned	**17,188**	**4,833**	**3,048**	**3,183**	**6,124**
Death and other benefits incurred	-12,167	-3,234	-2,560	-2,687	3,686
Change in prov. for future policyholder	-5,457	-2,711	553	-1,205	-2,094
benefits	-287	458	-114	-228	-403
Dividends to policyholders incurred	-1,868	-452	-463	-581	-372
Operating exp., net (incl. commissions paid)	3,651	1,315	-376	1,919	793
Net investment income	86	24	25	24	13
Interest received on deposits & bank	-135	-36	-27	-40	-32
accounts	-225	-91	-35	-62	-37
Interest on bonuses credited to policyholders	-53	2	11	-27	-39
Other interest paid	**733**	**108**	**62**	**296**	**267**
Other income / expense, net (incl. FX differences)	-153	-28	4	-66	-63
*	**580**	**80**	**66**	**230**	**204**
Profit before taxes *	**578**	**105**	**60**	**214**	**199**
Taxes					
Net operating profit before minorities *					
Net operating profit * excl. amortization of goodwill					

WINTERTHUR LIFE & PENSIONS INCOME STATEMENT (BU format reconciliation) 2001

in CHF m	Insurance format	BU format	BU format	BU format
Net premiums earned	**17,188**	**17,188**		
Death and other benefits incurred	-12,167	-12,167		
Change in prov. for future policyholder benefits	-5,457	-5,457		
Dividends to policyholders incurred	-287	-287		
Operating exp., net (incl. commissions paid)	-1,868	-122	-1,420	-326
Net investment income	3,651	3,657		-6
Interest received on deposits & bank accounts	86	86		
Interest on bonuses credited to policyholders	-135	-135		
Other interest paid	-225	-225		
Other income / expense, net (incl. FX differences) *	-53	-35		-18
Profit before taxes *	**733**	**2,503**	**-1,420**	**-350**
		Operating income	Operating expenses	Depreciation *

* excl. amortization of goodwill

WINTERTHUR LIFE & PENSIONS INCOME STATEMENT (BU format reconciliation) Q4/01

in CHF m	Insurance format	BU format	BU format	BU format
Net premiums earned	**4,833**	**4,833**		
Death and other benefits incurred	-3,234	-3,234		
Change in prov. for future policyholder benefits	-2,711	-2,711		
Dividends to policyholders incurred	458	458		
Operating exp., net (incl. commissions paid)	-452	1	-365	-88
Net investment income	1,315	1,317		-2
Interest received on deposits & bank accounts	24	24		
Interest on bonuses credited to policyholders	-36	-36		
Other interest paid	-91	-91		
Other income / expense, net (incl. FX differences) *	2	4		-2
Profit before taxes *	**108**	**565**	**-365**	**-92**
		Operating income	Operating expenses	Depreciation *

* excl. amortization of goodwill

WINTERTHUR LIFE & PENSIONS INCOME STATEMENT (BU format reconciliation) Q3/01

in CHF m	Insurance format	BU format	BU format	BU format
Net premiums earned	**3,048**	**3,048**		
Death and other benefits incurred	-2,560	-2,560		
Change in prov. for future policyholder benefits	553	553		
Dividends to policyholders incurred	-114	-114		
Operating exp., net (incl. commissions paid)	-463	-12	-360	-91
Net investment income	-376	-375		-1
Interest received on deposits & bank accounts	25	25		
Interest on bonuses credited to policyholders	-27	-27		
Other interest paid	-35	-35		
Other income / expense, net (incl. FX differences) *	11	19		-8
Profit before taxes *	**62**	**522**	**-360**	**-100**
		Operating income	Operating expenses	Depreciation *

* excl. amortization of goodwill

WINTERTHUR LIFE & PENSIONS INCOME STATEMENT (BU format reconciliation) Q2/01

in CHF m	Insurance format	BU format	BU format	BU format
Net premiums earned	**3,183**	**3,183**		
Death and other benefits incurred	-2,687	-2,687		
Change in prov. for future policyholder benefits	-1,205	-1,205		
Dividends to policyholders incurred	-228	-228		
Operating exp., net (incl. commissions paid)	-581	-116	-376	-89
Net investment income	1,919	1,922		-3
Interest received on deposits & bank accounts	24	24		
Interest on bonuses credited to policyholders	-40	-40		
Other interest paid	-62	-62		
Other income / expense, net (incl. FX differences) *	-27	-23		-4
Profit before taxes *	**296**	**768**	**-376**	**-96**
		Operating income	Operating expenses	Depreciation *

* excl. amortization of goodwill

WINTERTHUR LIFE & PENSIONS INCOME STATEMENT (BU format reconciliation) Q1/01

in CHF m	Insurance format	BU format	BU format	BU format
Net premiums earned	**6,124**	**6,124**		
Death and other benefits incurred	-3,686	-3,686		
Change in prov. for future policyholder benefits	-2,094	-2,094		
Dividends to policyholders incurred	-403	-403		
Operating exp., net (incl. commissions paid)	-372	5	-319	-58
Net investment income	793	793		
Interest received on deposits & bank accounts	13	13		
Interest on bonuses credited to policyholders	-32	-32		
Other interest paid	-37	-37		
Other income / expense, net (incl. FX differences) *	-39	-35		-4
Profit before taxes *	**267**	**648**	**-319**	**-62**
		Operating income	Operating expenses	Depreciation *

* excl. amortization of goodwill

WINTERTHUR LIFE & PENSIONS INCOME STATEMENT (BU reporting format)

	2001 CHF m	Q4/01 CHF m	Q3/01 CHF m	Q2/01 CHF m	Q1/01 CHF m
Operating income	**2,503**	**565**	**522**	**768**	**648**
Personnel expenses	-749	-142	-212	-212	-183
Other operating expenses	-671	-223	-148	-164	-136
Total operating expenses	**-1,420**	**-365**	**-360**	**-376**	**-319**
Gross operating profit	**1,083**	**200**	**162**	**392**	**329**
Depreciation of non-current assets *	-350	-92	-100	-96	-62
Losses, provisions	0	0	0	0	0
Pre-tax profit *	**733**	**108**	**62**	**296**	**267**
Taxes	-153	-28	4	-66	-63
Net operating profit bef. minorities *	**580**	**80**	**66**	**230**	**204**
Net operating profit *	**578**	**105**	**60**	**214**	**199**

* excl. amortization of goodwill

CREDIT SUISSE PRIVATE BANKING
GROSS AND NET MARGINS



Gross margin (in bp)
127
137
125
114
120
22
27
17
18
22
36
45
41
32
31
70
65
67
64
67
120
90
60
30
0
Q4/00
Q1/01
Q2/01
Q3/01
Q4/01
Other revenue
Transaction driven
Asset driven



Net margin (in bp) *
53
57
48
44
53
FY 2001: 50 bp
Q4/00
Q1/01
Q2/01
Q3/01
Q4/01

* excl. amortisation of goodwill

CREDIT SUISSE PRIVATE BANKING COMPOSITION OF ASSETS UNDER MANAGEMENT

AuM categories


30%
32%
38%
32%
34%
34%
34%
33%
33%
37%
35%
28%
38%
32%
30%
12/00
03/01
06/01
09/01
12/01
Liquidity / MM & other
Fixed income
Equities

AuM currency composition


8%
26%
38%
28%
8%
27%
40%
26%
7%
26%
41%
26%
7%
27%
40%
26%
7%
27%
40%
25%
12/00
03/01
06/01
09/01
12/01
all other currencies
EUR
USD
CHF

CREDIT SUISSE ASSET MANAGEMENT
COMPOSITION OF DISCRETIONARY AuM



11%
21%
34%
34%
12%
21%
31%
36%
12%
22%
31%
35%
11%
22%
28%
39%
11%
19%
31%
39%
12/00
03/01
06/01
09/01
12/01
Other
Balanced
Equity
Fixed Income

CREDIT SUISSE FIRST BOSTON
REVENUE BY INCOME STATEMENT ITEMS

	2001 CHF m	Q4/01 CHF m	Q3/01 CHF m	Q2/01 CHF m	Q1/01 CHF m
Net interest income before acquisition interest	3,771	806	1,256	855	854
Acquisition interest	-770	-164	-163	-200	-243
Net interest income	3,001	642	1,093	655	611
Net commission & service fee income	11,519	2,791	2,503	3,008	3,217
Net trading income	8,900	982	1,909	3,060	2,949
Other ordinary income, net	-561	-239	-180	-109	-33
Exceptional items	-34	-34	-	-	-
Other ordinary income, net	-595	-273	-180	-109	-33
Operating income	**22,825**	**4,142**	**5,325**	**6,614**	**6,744**
n.b. Brokerage, execution and clearing expenses (not netted against operating income, but presented as part of operating expenses)	-901	-340	-215	-189	-157

CREDIT SUISSE FIRST BOSTON
FID REVENUE BREAKDOWN - 2001

Fixed Income *



Rates
42%
Credit
45%
EMG
13%

* Fixed Income revenue includes 50% of fixed income capital markets

CREDIT SUISSE FIRST BOSTON
EQUITY REVENUE BREAKDOWN - 2001

Equity *



EDCU
40%
US
customer
34%
LatAm
customer
2%
Europe
customer
16%
Asia
customer
8%

* Equity revenue includes 50% of equity capital markets

CREDIT SUISSE FIRST BOSTON
IBD REVENUE BREAKDOWN - 2001

Investment Banking *



Other
7%
DCM
8%
ECM
21%
Leveraged
finance
10%
M&A
54%



* Investment Banking revenue includes 50% of equity capital markets and 50% of fixed income capital markets

CREDIT SUISSE FIRST BOSTON EMERGING MARKETS EXPOSURES

	12.2001 USD m	09.2001 USD m	12.2000 USD m
Asia			
Total exposure, net of provisions and off-sets	**3,051**	**2,554**	**3,233**
(whereof provisions)	(296)	(294)	(304)
Americas			
Total exposure, net of provisions and off-sets	**3,288**	**3,394**	**2,068**
(whereof provisions)	(118)	(39)	(16)
Eastern Europe			
Total exposure, net of provisions and off-sets	**1,561**	**1,465**	**1,918**
(whereof provisions)	(16)	(26)	(258)
Africa			
Total exposure, net of provisions and off-sets	**690**	**703**	**813**
(whereof provisions)	(16)	(29)	(29)
Middle East			
Total exposure, net of provisions and off-sets	**328**	**518**	**392**
(whereof provisions)	(10)	(12)	(12)

ARGENTINA & BRAZIL EXPOSURE - CSFB
(at close of business 31 December 2001)

	Argentina USD m	Brazil USD m
Loans	**211**	**382**
Loan equivalent exposure	**55**	**468**
Money market	0	0
F/X, precious metals	55	484
Derivatives	0	(16)
Trading positions	**0**	**1,211**
Fixed income	0	1,165
Equities	0	45
Reverse repos (country exposure)	**5**	**873**
Total, gross	**271**	**2,933**
Net notional FX position	**234**	**(1,511)**
Provisions	**(79)**	**0**
Net exposure	**426**	**1,422**

BANK FEE & COMMISSION INCOME

- Fees & commissions up 9% vs. Q3/01 on slight pick up in market activity
- Lending related fees down on less syndication business



in CHF m
5,001
237
1,250
2,187
1,104
333
-110
Q4/00
4,886
221
1,222
1,764
1,518
382
-220
Q1/01
4,695
161
1,256
2,033
1,116
365
-235
Q2/01
3,953
240
1,162
1,389
1,101
310
-249
Q3/01
4,311
158
1,177
1,780
1,082
375
-261
Q4/01
Change vs.
Q3 2001
Lending related
Underwriting &
Corporate
Portfolio Mgmt.
Brokerage
Finance
Other
Total
Commission exp.

BIS CAPITAL ADEQUACY CALCULATION AS OF 31 DECEMBER 2001

in CHF m



38,921
WGR
5,277
CSB
4,286
CSPF 13
CSPB
3,735
CSAM
1,452
CSFB
16,754
Corp. Centre
7,404
CSG Equity
2,110
WGR minorities, goodwill, and other adj.
36,811
3,167
33,644
1,414
CSG par value issued for WGR merger in 1997
36,811
1,753
35,058
15,656
Goodwill and other adj. banking
Tier 1 banking
21,155
1,753
19,402
Total Tier 1
RWA banking
222,874
3,167
219,707
Total RWA

CREDIT SUISSE | GROUP

TOTAL COUNTERPARTY EXPOSURE INDUSTRY BREAKDOWN

Total exposure: CHF 400 bn
(as of 31 December 2001)


Individuals
16.5%
Other
2.2%
Services
16.0%
Manufacturing
10.1%
RE & Const.
7.5%
Energy/Environ.
5.1%
Agri/Mining
1.8%
Financial
Enterprises
38.4%
Public
2.5%

Selected Industries

▪ Aircraft / Air Transport:	0.8%
▪ Automotive:	0.6%
▪ Computer:	2.3%
▪ Energy:	5.1%
▪ Health Care:	1.2%
▪ Telecom:	2.6%



EXPOSURES, NPLs, PROVISION EXPENSE FY 2001

in CHF m	CS & IPB legal entities	CSFB legal entity	CSG consolidated
Lending	142,156	46,108	188,264
Unused committed facilities	12,081	101,719	113,800
Contingent exposures	15,638	9,883	25,521
Credit exposures (excl. counterparty trading)	**169,875**	**157,710**	**327,585**
Counterparty trading	978	71,808	72,786
Total counterparty exposures *	**170,853**	**229,518**	**400,371**
Non-performing loans (NPLs) *	**5,918**	**3,748**	**9,666**
NPLs / credit exposures (excl. counterparty tradin	3.5%	2.4%	3.0%
NPLs / total counterparty exposures	3.5%	1.6%	2.4%
Capital provisions against NPLs ****	**3,523**	**2,205**	**5,728**
Coverage ratio of NPLs	60%	59%	59%
Provision expense (P&L)	**293**	**1,214**	**1,507**
Prov. expense / credit exp. (excl. counterp. tradin	17 bp	77 bp	46 bp
Prov. expense / total counterparty exposures	17 bp	53 bp	38 bp

* includes loans and loan equivalents
** excludes interest (fully provided) 1,385 - 1,385

CREDIT SUISSE | GROUP

EXPOSURES, NPLs, PROVISION EXPENSE
2001 QUARTERLY - CSG CONSOLIDATED

in CHF m	Q4 12/01	Q3 09/01	Q2 06/01	Q1 03/01
Lending	188,264	190,806	193,071	198,178
Unused committed facilities	113,800	122,276	133,515	125,137
Contingent exposures	25,521	22,478	23,841	24,366
Credit exposures (excl. counterparty trading)	**327,585**	**335,560**	**350,427**	**347,680**
Counterparty trading	72,786	82,770	80,837	75,198
Total counterparty exposures *	**400,371**	**418,330**	**431,263**	**422,878**
Non-performing loans (NPLs) *	**9,666**	**9,165**	**9,740**	**9,730**
NPLs / credit exposures (excl. counterparty tradin[g	3.0%	2.7%	2.8%	2.8%
NPLs / total counterparty exposures	2.4%	2.2%	2.3%	2.3%
Capital provisions against NPLs **	**5,728**	**5,148**	**5,869**	**5,997**
Coverage ratio of NPLs	59%	56%	60%	62%
Provision expense (P&L)	**700**	**401**	**198**	**207**
Prov. expense / credit exp. (excl. counterp. tradin[g	86 bp	48 bp	23 bp	24 bp
Prov. expense / total counterparty exposures	70 bp	38 bp	18 bp	20 bp
	1,385	1,407	1,685	1,830

* includes loans and loan equivalents
** excludes interest (fully provided)

EXPOSURES, NPLs, PROVISION EXPENSE
2001 QUARTERLY - CS & IPB LEGAL ENTITIES

in CHF m	Q4 12/01	Q3 09/01	Q2 06/01	Q1 03/01
Lending	142,156	138,759	141,314	139,917
Unused committed facilities	12,081	12,432	12,206	14,016
Contingent exposures	15,638	14,890	16,210	15,699
Credit exposures (excl. counterparty trading)	**169,875**	**166,081**	**169,730**	**169,632**
Counterparty trading	978	1,390	1,704	1,645
Total counterparty exposures *	**170,853**	**167,471**	**171,433**	**171,277**
Non-performing loans (NPLs) *	**5,918**	**6,270**	**7,072**	**7,926**
NPLs / credit exposures (excl. counterparty trading	3.5%	3.8%	4.2%	4.7%
NPLs / total counterparty exposures	3.5%	3.7%	4.1%	4.6%
Capital provisions against NPLs ****	**3,523**	**3,600**	**4,464**	**4,909**
Coverage ratio of NPLs	60%	57%	63%	62%
Provision expense (P&L)	**74**	**75**	**102**	**42**
Prov. expense / credit exp. (excl. counterp. trading	17 bp	18 bp	24 bp	10 bp
Prov. expense / total counterparty exposures	17 bp	18 bp	24 bp	10 bp
	1,385	1,407	1,685	1,830

* includes loans and loan equivalents
** excludes interest (fully provided)

EXPOSURES, NPLs, PROVISION EXPENSE 2001 QUARTERLY - CSFB LEGAL ENTITY

in CHF m	Q4 12/01	Q3 09/01	Q2 06/01	Q1 03/01
Lending	46,108	52,047	51,758	58,261
Unused committed facilities	101,719	109,844	121,308	111,121
Contingent exposures	9,883	7,588	7,631	8,667
Credit exposures (excl. counterparty trading)	**157,710**	**169,479**	**180,697**	**178,049**
Counterparty trading	71,808	81,380	79,133	73,553
Total counterparty exposures *	**229,518**	**250,859**	**259,830**	**251,602**
Non-performing loans (NPLs) *	**3,748**	**2,895**	**2,668**	**1,804**
NPLs / credit exposures (excl. counterparty trading	2.4%	1.7%	1.5%	1.0%
NPLs / total counterparty exposures	1.6%	1.2%	1.0%	0.7%
Capital provisions against NPLs	**2,205**	**1,548**	**1,405**	**1,088**
Coverage ratio of NPLs	59%	53%	53%	60%
Provision expense (P&L)	**627**	**326**	**96**	**165**
Prov. expense / credit exp. (excl. counterp. trading	159 bp	77 bp	21 bp	37 bp
Prov. expense / total counterparty exposures	109 bp	52 bp	15 bp	26 bp

* includes loans and loan equivalents

EXPOSURES, NPLs, PROVISION EXPENSE FY 2000

in CHF m	CS & IPB legal entities	CSFB legal entity	CSG consolidated
Lending	135,779	55,771	191,550
Unused committed facilities	11,580	109,574	121,154
Contingent exposures	16,583	9,194	25,777
Credit exposures (excl. counterparty trading)	**163,942**	**174,539**	**338,481**
Counterparty trading	1,633	65,102	66,735
Total counterparty exposures *	**165,575**	**239,641**	**405,216**
Non-performing loans (NPLs) *	**8,347**	**1,479**	**9,826**
NPLs / credit exposures (excl. counterparty tradin[g])	5.1%	0.8%	2.9%
NPLs / total counterparty exposures	5.0%	0.6%	2.4%
Capital provisions against NPLs **	**5,202**	**989**	**6,191**
Coverage ratio of NPLs	62%	67%	63%
Provision expense (P&L)	**453**	**425**	**878**
Prov. expense / credit exp. (excl. counterp. tradin[g])	28 bp	24 bp	26 bp
Prov. expense / total counterparty exposures	27 bp	18 bp	22 bp
	1,906	-	1,906

* includes loans and loan equivalents
** excludes interest (fully provided)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This presentation may contain projections or other forward-looking statements related to Credit Suisse Group that involve risks and uncertainties. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by Credit Suisse Group with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to market fluctuations and volatility, significant interest rate changes, credit exposures, cross border transactions and foreign exchange fluctuations, impaired liquidity, competition and legal liability. All forward-looking statements are based on information available to Credit Suisse Group on the date of its posting and Credit Suisse Group assumes no obligation to update such statements unless otherwise required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP

By: D Frick
Name: David Frick
Title: Managing Director

By: [illegible]
Name: Carin Ehrenbogen [illegible]
Title: Managing Director

Dated: March 12, 2002